82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030547

REGISTRANT'S NAME KGHM Polska Miedz Spolka

*CURRENT ADDRESS

PROCESSED

APR 1 5 2002

**FORMER NAME

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4639 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/15/02

POLISH SECURITIES AND EXCHANGES COMMISSION

00-950 WARSAW PLAC POWSTAŃCÓW WARSZAWY 1

the Annual Report for 2001,

(In accordance with a Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, point 1569, specifically §1, section 2 and §57, section 1, point 3)

form SA - R

(for issuers of securities involved in production, construction, trade or services activities)

For the period from 1 January 2001 to 31December 2001,
and for the period from 1 January 2000 to 31 December 2000

Publication date: 5 March 2002

KGHM Polska Miedź Spółka Akcyjna

(name of the issuer)

KGHM Polska Miedź S.A.	METALS INDUSTRY
(short name of the issuer)	(issuer branch title according to the Warsaw Stock Exchange)
59-301	Lubin
(postal code)	(city)
Marii Curie – Skłodowskiej	48
(street)	(number)

48 76 84 78 280	48 76 84 78 500	IR@BZ.KGHM.pl
(telephone)	(fax)	(e-mail)
692-000-00-13	390021764	www.kghm.pl
(NIP)	(REGON)	(www)

Deloitte & Touche Audit Services Sp. z o.o.
(Entity entitled to audit financial statements)

26 February 2002
(…ion issue date)

The annual report includes:

- ☒ The President of the Board's I
- ☒ Auditor's opinion
- ☒ The financial report:
  - ☒ Introduction
  - ☒ Balance Sheet
  - ☒ Profit and Loss Account
- ☒ Management's Commentary (I
- ☒ Audit report

lers' Funds

xplanatory Notes

SELECTED FINANCIALS ITEMS (2001)	in '000PLN	in '000EUR
I. Revenue from the sale of products, materials and goods	4 217 672	1 155 242
II. Operating profit (loss)	(112 262)	(30 749)
III. Profit (loss) before taxation	(146 939)	(40 247)
IV. Net profit (loss)	(190 023)	(52 048)
V. Assets (as at 31.12.2001)	7 556 796	2 145 659
VI. Total Liabilities (as at 31.12.2001)	2 658 569	754 868
VII. Long term liabilities(as at 31.12.2001)	119 589	33 956
VIII. Short term liabilities (as at 31.12.2001)	2 538 980	720 912
IX. Shareholders' Funds (as at 31.12.2001)	3 696 075	1 049 455
X. Share Capital (as at 31.12.2001)	2 000 000	567 875
XI. Shares outstanding (as at 31.12.2001)	200 000 000	
XII. Net profit (loss) per ordinary share (in PLN/EUR)	(0.95)	(0.26)
XIII. Diluted net profit (loss) per ordinary share (in PLN/EUR)		
XIV. Net assets per share (in PLN/EUR) (as at 31.12.2001)	18.48	5.25
XV. Diluted net assets per share (in PLN/EUR) (as at 31.12.2001)		
XVI. Declared or paid dividend per ordinary share (in PLN/EUR)		

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

KGHM POLSKA MIEDŹ S.A.

PRESIDENT'S LETTER

Lubin, February 2002

KGHM POLSKA MIEDŹ S.A.

Ladies and Gentlemen,

The year 2001, in which we celebrated the fortieth anniversary of the establishment of our Company, was a unique year for KGHM Polska Miedź S.A. On the one hand a strategy was pursued which, judging today, was disadvantageous for the Company in several respects, while on the other, through changes in the Supervisory Board and the Management Board in the final month of the year, there arose the possibility of revising and of halting the threats thereby created.

The fundamental errors committed in forecasting an average copper price for 2001 at a level of up to 1 800 USD/t, and of an overly optimistic forecast for the USD exchange rate, negatively impacted on the decisions taken in the past year. External macroeconomic conditions did not ameliorate the effects of irrational management. This exceptional confluence of both internal and external factors led to a net loss for the year 2001 of PLN 190 million.

This poor result was impacted by a fall in copper and silver prices (revenues being lower by PLN 581 mln) and by appreciation of the Polish currency versus the USD (with revenues lower by PLN 277 mln). In December 2001 it appeared necessary to create a variety of provisions, which had a significant impact on a lowered financial result. However, I wish to emphatically underline the fact that the loss reflected in the balance sheet does not fully reflect the true results of the core business of KGHM Polska Miedź S.A.

Above all I am pleased with the exceptional figures for production. The amount of ore excavated, and the production of copper in every product catagory and of metallic silver truly reached record levels. This is shown by the exceptional mastering of the technology for recovering ore from the increasingly problematical geological deposits, and by the high, world-class level of technology for processing the extracted ore and recovering the metals associated with copper. It is our intention to hold this course, together with a maximal reduction in costs, during the coming year as well, alongside a small decrease in the level of production.

Our years of effort and enormous expenditures in carrying out our environmental policy have been fully appreciated. This bore fruit in being honored by the Minister of the Environment with the prestigious title of „Leader of Polish Ecology". This is proof of the Company's achievement of a world-class level in this area, characteristic of the most economically-advanced countries.

In accordance with European Union standards of security, so important for a modern company, IT services have been assured by the newly-established Data Center.

We are convinced that we have a variety of strong points that will allow us to meet the challenges of the year 2002. We intend to counteract the unfavorable forecasts of macroeconomic conditions through consistent realisation of our costs-cutting program to the level of 1 500 USD/t by the end of the year.

Taking into consideration the significant rise in liabilities related to the drawing of bank loans so evident in the year 2001, we are undertaking to convert our debt from short- to medium term. Plans call for tapping the capital markets (Eurobonds, securitisation, directed issues).

Our medium term strategy for the core business assumes achieving a total cost of copper production of 1 430 USD/t. This will be made possible through optimal management of the deposit base and through optimalisation of production (including lead and cobalt) as well as through the proper management of wastes.

Actions on the organisational level will also be critical: consolidation of service functions, integration of facilities and better use of the SAP system.

We have an ambitious, but realistic, telecommunications strategy for Telefonia Dialog. The ideal solution would be to reduce the stake of KGHM in Dialog, possible through the potential consolidation of the sector into a fixed line competitor for TP S.A. and through exploitation of the mobile telephone assets.

I am convinced that in spite of the difficult point of departure, we should achieve a net profit on the level of PLN 52 million.

This year we are celebrating the forty-fifth anniversary of the discovery of the Polish copper deposit by Professor Jan Wyżykowski. It is our particular intention to provide you with the greatest amount of satisfaction from your status as investors, shareholders, employees and friends of KGHM Polska Miedź S.A.

President
of the Management Board

Stanisław Speczik

Lubin, 26 February 2002

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S OPINION ON THE COMPANY'S FINANCIAL STATEMENTS FOR 2001

Lubin, February 2002

KGHM POLSKA MIEDŹ S.A.
LUBIN,
48 M. SKŁODOWSKIEJ-CURIE ST.

AUDITOR'S OPINION
ON FINANCIAL STATEMENTS PREPARED FOR THE YEAR ENDED 31 DECEMBER, 2001

Deloitte & Touche
Audit Services Sp. z o.o.
z siedzibą w Warszawie
Usługi Audytorskie i Rachunkowe
ul. Fredry 6
00-097 Warszawa
Polska

Tel.: (48 22) 511 08 11, 511 08 01
511 08 02, 511 08 03
Fax: (48 22) 511 08 13
E-mail: dpoland@deloitteCE.com
www: deloitteCE.com

Deloitte & Touche

AUDITOR'S OPINION

To the Shareholders, Supervisory Board and Management Board of KGHM Polska Miedź S.A.

We have audited the financial statements of KGHM Polska Miedź S.A., (the "Company") located in Lubin, 48 Marii Skłodowskiej-Curie St. including:

- balance sheet prepared as of 31 December 2001, with total assets and liabilities amounting to PLN 7,556,796 thousand [PLN 7,556,796,411.60],
- profit and loss account for the period from 1 January 2001 to 31 December 2001 disclosing a net loss of PLN 190,023 thousand [PLN 190,023,060.71],
- cash flow statement for the period from 1 January 2001 to 31 December 2001 showing a net cash flow of PLN 19,673 thousand [PLN 19,673,460.19] during the audited period,
- additional information including, in particular:
    - introduction,
    - changes in the balance of shareholders' equity, which as of 1 January 2001 amounted to PLN 4,066,757 thousand [PLN 4,066,757,519.68] and as of 31 December 2001 amounted to PLN 3,696,075 thousand [PLN 3,696,075,341.57],
    - explanatory notes.

Deloitte
Touche
Tohmatsu

Sąd Rejonowy dla m. st. Warszawy KRS 321236, NIP: 527-020-07-86, REGON: P-010076870

The preparation of these financial statements is the responsibility of the Management Board of the Company. Our responsibility is to express an opinion on these financial statements based on the results of our audit.

Our audit was performed in accordance with:

- the Accounting Act of 29 September 1994 (Dz.U. No 121, item 591),
- auditing standards issued by the National Board of Certified Auditors.

Those norms and regulations require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Management Board, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements of KGHM Polska Miedź S.A. for the 2001 financial year were prepared, in all material respects:

- based on properly kept accounting records,
- in form and content complying with the requirements set forth by the Accounting Act of 29 September 1994, the Ordinance of the Council of Ministers of 16 October 2001 on current and periodic information presented by companies issuing securities, as well as the Ordinance of the Council of Ministers of 16 October 2001 on specific conditions imposed on the prospectus and the short version of the prospectus,
- in accordance with the accounting principles determined in the Accounting Act of 29 September 1994 applied consistently

and present fairly all the information essential for the evaluation of the results of the Company's operations, the profitability and cash flows within the audited period and the economic and financial position of the Company as of 31 December 2001.

Without qualifying our opinion on the correctness and fairness of audited financial statements, we would like to draw attention to the information disclosed in explanatory note No. 18. Due to the short period of Telefonia Lokalna S.A. activities as telecommunication operator, uncertainties connected with possible results of changes in regulations on telecom market and effects of eventual success of consolidation plans of independent wireline

telecommunication operators, the Company valued its shares in Telefonia Lokalna S.A. in financial statements as of 31st December 2001 at cost of PLN 875.734 thousands, without any potential adjustment resulting from their impairment.

The Management Report on the activities of the Company in the 2001 financial year contains financial information which has been properly extracted from the audited financial statements.

The above audit opinion together with the audit report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail. The attached financial statements have been prepared by the Company's management in accordance with Polish accounting regulations and therefore do not constitute a presentation in accordance with International Accounting Standards.

Certified auditor:

Lidia Pstrocka - Piorun
No. 9698/7252

persons representing entity:

Zuzanna Kłys
Member of the Board

Alina Domosławska
Member of the Board

Deloitte & Touche Audit Services Sp. z o.o.
ul. Fredry 6, 00-097 Warszawa

Entity entitled to audit financial
statements entered under the number 73 on the list
kept by the National Chamber of Certified Auditors

Warsaw, 26 February 2002

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

THE FINANCIAL REPORT OF THE COMPANY FOR 2001

Lubin, February 2002

TABLE OF CONTENTS

KGHM Polska Miedź S.A. SA-R 2001 in 000' PLN

INTRODUCTION TO THE ANNUAL FINANCIAL REPORT

1. NAME, HEAD OFFICE, BUSINESS

KGHM Polska Miedz S.A. with its head office in Lubin is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under No. KRS 23302. The basic business of the Company KGHM Polska Miedź S.A. comprises:

- extraction of non-ferrous metals ores (EKD 1320)
- copper production (EKD 2744)
- precious metals production (EKD 2741)

The shares of the Company are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.

2. TIME FRAME OF COMPANY EXISTANCE

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of its activities is unlimited.
The legal antecedent of the Company was a State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

3. PERIODS COVERED BY THE FINANCIAL STATEMENTS

The financial statements of the Company presented in the report comprise:

- the current period from 1 January to 31 December 2001, and
- the comparative period from 1 January to 31 December 2000.

4. COMBINED DATA OF THE FINANCIAL REPORT.

The financial reports of the Company for the given period and comparable prior period were prepared as combined statements of the Company's divisions – each having its own accounting system - following elimination of mutual revenues and costs and of mutual debtor and creditor balances .
Additionally KGHM Polska Miedź S.A. as a dominant entity of the Capital Group prepares and publishes consolidated financial statements.

5. MERGER OF COMPANIES

There were no mergers with other companies either in the current reporting period or in the comparable prior period.

6. GOING CONCERN CONSIDERATION

The statements of the Company have been prepared under the going concern concept. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

7. COMPARABILITY OF STATEMENTS

The financial statements were not restated to ensure their comparability.

8. ADJUSTMENTS ARISING DUE TO AUDITOR OPINIONS.

There were no qualifications to the financial statements of the Company in the auditor's opinions in the comparable prior periods.

9. ACCOUNTING PRINCIPLES, VALUATION METHODS, CHANGES DURING THE FINANCIAL PERIOD

In both presented periods the Company applied the accounting principles and valuation methods mentioned below as established by the Accounting Act dated 29 September 1994, the Industry Accounting Principles and the Chart of Account of KGHM Polska Miedź S.A. in force from 1 January 1995, subject to changes of accounting principles applied in the current and prior financial periods.

9.1. Intangible assets

Intangible assets include:
- acquired property rights,
- purchased computer software,
- purchased perpetual usufruct of land, and
- research and development costs of successfully-completed projects to be utilised in the production of new products or improved technology.

Intangible assets are valued at:
- purchase price for acquired property rights, computer software, perpetual usufruct of land, and
- costs incurred for capitalised research and development projects.

The initial value of intangible assets is decreased by accumulated depreciation and unplanned depreciation write-offs.

Depreciation of intangible assets is based on the straight line method. During the financial period changes were made in depreciation rates for balance sheet depreciation of intangible assets, in which existing rates based on the official table applied for purposes of corporate income taxation were superceded by rates applied to the actual period of exploitation of intangible assets.

The effect of these changes to the comparability of the statements of the current and the comparable prior period is presented in Additional Explanatory Note No. 16.

Depreciation is written-off in the following manner:
- full depreciation of intangible assets with a value less than or equal to PLN 3.5 thousand;
- over a period of 2 years for computer software,
- over a period between 3 and 5 years for costs of completed research and development projects; and
- over a period not greater than 5 years for other intangible assets.

9.2 Tangible fixed assets

Tangible fixed assets include:
- land,
- fixed assets, and
- fixed assets under construction

The land is valued at purchase price while other fix assets at purchase price or costs incurred for their manufacturing.
The initial value of fixed assets is increased by the value of expenditure on improvements, and decreased by accumulated depreciation and unplanned depreciation write-offs.

Fixed assets are depreciated based on a depreciation plan. The Company applies a straight line method for calculation of depreciation, and, in individual cases, a declining balance method for machines and production equipment. During the financial period changes were made in depreciation rates of balance sheet depreciation of tangible fixed assets, in which existing rates based on the official table applied for purposes of corporate income taxation were superceded by rates applied to the actual period of exploitation of assets.
The result of these changes to the comparability of the statements of the current and the comparable prior period is presented in Additional Explanatory Note No. 16.

The Company applies the following rates for depreciation write-offs:
- full depreciation if the initial value is less than or equal to PLN 3.5 thousand;
- over a period between 3 and 5 years for fixed assets being the initial or one-time equipment for a given site, and
- with rates applied to the actual period of exploitation, in relation to the remaining fixed assets. These rates were outlined in the Industry Table of Rates for fixed assets exploited under ordinary conditions. In cases where specific conditions of use (either worsened or improved) are met, as outlined in the Catalog for Selection of Additional Balance Sheet Depreciation Rates, increased or decreased rates are applied for depreciation of fixed assets.

In the financial year the Company used external fixed assets based on lease agreements in the amount of PLN 2 268 thousand. The remaining off-balance sheet fixed assets relate solely to State-owned land in perpetual usufruct.

9.3. Long term investments

Long term investments consist of:
- shares in external entities and shares purchased for non-trading purposes,
- securities purchased for long-term investment,
- long term loans granted,
- other rights to assets not included in tangible fixed assets or intangible assets,
- other long term investments, including prepayments for the acquisition of shares.

Shares and long term securities are valued at purchase cost.
In the case of shares obtained in exchange for tangible contributions in kind, the excess of the nominal value of shares over their book value is accounted for as an adjustment of the nominal value of the shares to the level of purchase price.
The valuation of shares and long term securities is subject to adjustment due to permanent diminution in value.
Long term loans are valued at the amount due for payment.

9.4. Inventory

Inventory is comprised of:
- materials ,
- goods for resale,
- finished goods,
- semi-finished products for further use in the production process, and
- work in progress.

During the year, inventories mentioned above are valued in accordance with the following principles:
- additions of materials and goods for resale purchased – at purchase cost,
- manufactured materials – at manufacturing cost,
- production wastes - at net realisable value,
- disposal of materials and goods for resale – calculated on the basis of weighted average costs for the given item,
- materials and goods for resale in stock - calculated on the basis of weighted average costs as for disposal,
- own products- finished products and semi-finished products - are valued at manufacturing cost, calculated on the basis of average costs for the period

At the balance sheet date inventories are valued at the above mentioned principles reflecting the prudence principle.

9.5. Debtors and creditors

Debtors and creditors of the Company are comprised of:
- debtors, arising from the sale of products, goods, securities, realisation of financial instruments, and also due to other legal civil and public titles, ownership relations, and from other one-off operations arising from the current activities of the Company.

  Depending on the maturity dates, counted from the balance sheet date, debtors are shown as either long term, in cases where, by agreement, the maturity date is more than one year from the balance sheet date, or as short

term, in cases where, by agreement repayment terms are less than one year from the balance sheet date,
- creditors, showing the indebtedness level of the Company due to all types of legal, civil liabilities to its suppliers and other entities, and due to public titles.

Creditors are shown as either long term, in cases where the execution date falls within a period of more than one year from the balance sheet date, or as short term, in cases where the execution date falls within a period of less than one year from the balance sheet date.

During the year debtors and creditors are valued in accordance with the following principles:
- debtors expressed in Polish currency are shown at their nominal value as set upon their date of arising.Valuation of debtors expressed in foreign currency is based on the average exchange rate set by the President of the National Bank of Poland (the "NBP") as at the date of the transaction or an exchange rate from customs declaration.
- creditors expressed in Polish currency are valued at the payable amount. Creditors expressed in foreign currency are valued at the payable amount, calculated based on the average exchange rate of the NBP as at the date of the transaction or an exchange rate from a customs declaration.

At the balance sheet date, debtors and creditors are valued at the amount payable.
At the balance sheet date, debtors and creditors expressed in foreign currencies are valued in accordance with the average exchange rate of the NBP at that date.
Debtors and claims are adjusted by provisions created for bad debts especially for debtors under liquidation, dismissal of bankruptcy application, overdue payments questioned by debtors and other circumstances indicating uncertainty of payments.

9.6. Cash and cash equivalents

Cash and cash equivalents comprise cash in domestic and foreign currency in hand, current bank accounts, bank deposits and accounts of documentary credit.
Treated as cash and cash equivalents are:
- cheques and external bills of exchange,
- cash and cash equivalents in transit between the Company's bank accounts.

For valuation of the foreign currency inflows the Company applies an exchange rate of the operating bank as at the day of the transaction. The outflow of the cash from the foreign currency account is accounted for according to principle „first in, first out'. At the balance sheet date the cash in the foreign currency account is valued at the average exchange rate of the NBP at that date.

9.7. Short term investments

Short term investments comprise securities purchased for resale and debt securities with a realisation date of less than one year – bonds, bills and similar securities which have fixed or floating cash flows.
Purchased securities for resale and debt issue securities are valued at purchase cost. At the balance sheet date debt securities are valued at net realisable value and securities for trade at the lower of purchase price and net realisable value.

9.8 Prepayments, accruals and deferred income

Prepayments include expenses incurred which become costs or property in future periods.
Prepayments consist of:
- continued research and development projects, and
- depreciation of initial or one-off equipment and advanced annual payments for insurances, rents, taxes etc.

Prepayments also comprise:
- unrealised interest on bank deposits,
- excess of negative temporary differences over positive due to corporate income tax,
- derivative instruments with a positive fair value at the balance sheet date.

KGHM Polska Miedź S.A. SA-R 2001 in 000' PLN

Accruals relate to assessed and clearly-defined costs which are not representing amounts payable at the end of the financial year.
Accruals include:
- costs of environmental fees arising from production processes,
- costs of wages paid in periods after that of the financial period, and
- costs of unused vacations actualised at the end of the financial year.

Accruals also include financial instruments with a negative fair value at the balance sheet date.

Deferred income relates to revenues which are to be realised in future periods.
Deferred income includes:
- payment of future services and prepayment in amount over 50% of their value,
- unrealised foreign exchange gains,
- grants and subsidies, subsidies relating to fixed assets under construction and research and development projects.

9.9. Shareholders' Funds

Shareholders' Funds consist of:

- the share capital shown at nominal value,
- reserve capital created from distribution of net profit and from the transfer of reserve capital from the revaluation of fixed assets, in that part relating to fixed assets sold or scrapped,
- revaluation reserve capital as the difference between net value of fixed assets on 1 January 1995 and their value before revaluation; and
- reserve capital for the revaluation of financial instruments, created by a decision of the General Meeting of Shareholders, for the purpose of presentation of changes in the fair value of financial instruments representing cash flow hedges, created in accordance with rules set in chapter „Financial Instruments".

9. 10. Provisions

Provisions are created for the purpose of protecting future activities against known risks which potentially may cause losses, or against the effects of future events.
Provisions are created for the following:
- excess of positive temporary differences over negative due to corporate income tax,
- future expenditure relating to mine closure costs, created based on the estimated costs of mine liquidation following mining excavation,
- future employee benefits due to jubilee bonuses, retirement benefits and coal equivalent payments paid after employment period, assessed by actuarial methods and actualised at the end of the year, and
- the effects of legal and administrative proceedings.

Provisions for future employee benefits do not include past service costs in the amount of PLN 22 764 thousand arising from changes in the regulations on retirement bonuses which are, starting from 2001, presented in Company books based on the straight line method over a period of 13.5 years during the average period of gaining the title to such benefits.

9.11. Special funds

Special funds comprise:
- a company social fund, created in accordance with the provisions of the Act on Company Social Funds; and
- a fund for other purposes, created from net profit by a decision of the General Meeting of Shareholders.

9.12. Costs, revenues, financial result

In the financial statements the Company prepares the profit and loss account of the functional type.

Financial result - is calculated on accrual basis, i.e. in the books there are recognised all business operations regardless of the fact whether they were paid for or not and based on the principle of matching costs and revenues due to the use of prepayments and accruals or provisions.

The financial result of the Company is also affected by:

- other operating income and costs not connected with the core business of the Company, including, e.g. the sale of assets, unplanned depreciation write-offs, the write-off of current assets, the creation of provisions for future risks and their releases, and the receipt or granting of donations, penalties or damages,
- income from financial operations – from the holding of shares and other securities, interest on loans and debtors, interest for overdue payments, interest on bank cash and deposits, realised exchange rate gains, profit from the sale of securities, the release of provisions and discount. In addition, in financial income the Company accounts for gains on valuation or realisation of derivative instruments, in accordance with rules set in the chapter „Derivative financial instruments",
- costs of financial operations – interest on loans, credits, liabilities, negative exchange rate differences, results of valuation of financial assets, provisions for interest payments. In addition, in the financial costs the Company accounts for losses on valuation or realisation of derivative instruments, in accordance with rules set in the chapter „Derivative financial instruments".
- extraordinary gains and losses caused by natural forces or creditors conciliatory proceedings.

Profit before taxation is adjusted by:

- corporate income tax proportional to the profit before taxation,
- other obligatory deduction from profit before taxation.

9.13. Derivative financial instruments

9.13.1 Recognition and measurement of derivative financial instruments at the balance sheet

Derivative financial instruments are recognised in the books at the moment when the Company becomes a party to a contract. Purchased instruments are initially accounted for as prepayments at their initial value, representing the purchase price of the given instrument, or – in the case of written instruments – in accruals, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid, and reflecting transaction costs.
At the balance sheet date derivatives are remeasured to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in prepayments, while instruments having a negative value are treated as financial liabilities and are shown in accruals.

9.13.2 Fair value

Estimated fair value is equal to the amount recoverable or payable to close outstanding position at the balance sheet date. Where possible, the market value was obtained. In the case of copper buy or sell forwards the fair value was estimated based on the official LME closing prices as at the balance sheet date for given maturity dates. For silver we applied LBM *fixing* price, also at the balance sheet date, and silver lease rates for the given maturity dates. In other situations an appropriate pricing model was applied which made use either of actual market data or of fair value quotations given by brokers.

9.13.3 Accounting for changes in fair value and for gains or losses from realisation of a given derivative.

Accounting for the effects of changes in fair value or of gains or losses from the realisation of a given derivative depends on their intended use. The instruments are divided into hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and cash flow hedges. In addition, derivative instruments are divided into commodity market instruments and currency instruments.

9.13.4 Accounting for instruments held for trading

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their valuation at the balance sheet date or to their realisation, are presented as either financial costs or financial income in the profit and loss account, in the period in which they arose.

9.13.5 Accounting for hedging instruments

Hedging, for accounting purposes, means designating one or more hedging instruments in such a way that the change in their fair value would offset fully or partially the change in fair value of hedged item or future cash flow arising from it.

a) *Fair value hedges*

A derivative instrument used to hedge fair value is one which:

a) hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) and which may be assigned to a particular type of risk associated with such elements, and
b) will have an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value due to the valuation of instruments used as fair value hedges at the balance sheet date are presented as costs or financial income in the profit and loss account, in the period in which they arose.

Simultaneously, profits or losses on a hedged position which may be assigned to a given risk adjust the carrying value of the hedged item and are immediately recognised in the profit and loss account.

b) *Cash flow hedges*

Cash flow hedge:

a) serves to hedge the exposure to variability of cash flows, that is attributable to a particular type of risk associated with a recognised asset or liability, or a forecasted future transaction, and that
b) will affect reported net profit or loss

A hedge of unrecognised firm commitment is also accounted for as a cash flow hedge.

Profits and losses arising from changes in fair value of cash flow hedges are presented as a separate item under shareholders' funds, in that portion in which the given instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to the profit and loss account.

If the hedged unrecognised firm commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time the asset or liability is recognised, all associated gains and losses that were recognised in equity are removed from this position and are reflected in the purchase cost or other carrying amount of the asset or liability. Profits or losses having arisen from this hedging instrument are included in the profit and loss account when the given asset or liability affects the profit and loss account.

9.13.6 Dedesignation of hedges

The Company ceases to recognise financial instruments in its accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the Company withdraws a designation of a given financial instrument as a hedge. The Company may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such case, gains or losses arising from cash flows hedges in periods defined by the above-mentioned events are retained in shareholders' funds until the hedged item is realised.

If the hedge of unrecognised firm commitment or forecasted transaction ceases to function because the hedged position no longer meets the definition of unrecognised firm commitment, or because the possibility has arisen that the forecasted transaction will not take place, then the profit or loss shown in shareholders' funds is immediately transferred to the profit and loss account.

The profit or loss from a hedging instrument relating to the portion that represents an effective hedge is recognised in the profit and loss account in the same item as that of the hedged transaction. This principle is also applied to the recognition of respective cash flows in the cash flows statement.
The profit or loss from instruments held for trading is recognised respectively as either financial income or costs, while in the cash flows statement as operating activities.

9.14. Changes in accounting principles in the financial period

In the current financial period no changes were made to the accounting principles.

10. AVERAGE EXCHANGE RATE.

In the current period and in the comparable prior period the average Polish zloty exchange rates in relation to the EURO, as set by the Polish National Bank, were as follows:

	current period	comparable period
1.exchange rate on the last day of the period	3.5219	3.8544
2.average rate calculated as the mathematical average of the rates on the last day of each month of the period	3.6509	4.0119
3.highest rate in the period (Tab.nr 180/A/NBP/2001, Tab. nr 3/A/NBP/2000)	3.9569	4.2797
4. lowest rate in the period (Tab.nr 113/A/NBP/2001, Tab.nr 176/A/NBP/2000)	3.3564	3.8193

11. BASIC ITEMS OF THE BALANCE SHEET, PROFIT AND LOSS ACCOUNT AND CASH FLOW STATEMENT IN EURO.

1. Basic balance sheet items	as on the last day in 000' EURO current period	comparable period
Assets in total	2 151 384	1 493 584
I. Fixed assets	1 344 580	1 083 576
II. Current assets	760 026	358 222
III. Prepayments	46 778	51 786
Shareholders' funds and liabilities	2 151 384	1 493 584
I. Shareholders' funds	1 055 180	1 055 095
II. Provisions	276 953	200 527
III.Liabilities	754 868	157 614
IV. Accruals and deferred income	64 383	80 348

The EURO exchange rate used for calculating the balance sheet data on the last day of the current period, as set by the NBP for that date, was 3.5219.
The EURO exchange rate used for calculating the balance sheet data on the last day of the comparable period, as set by the NBP for that date, was 3.8544.

2. Basic profit and loss account items in 000' EURO

	current period	comparable period
I. Revenues from the sale of products, goods and materials	1 155 242	1 241 995
II. Cost of sale of products, goods and materials	(973 370)	(892 074)
III. Gross profit (loss) from sales	181 872	349 921
IV. Profit (loss) from sales	47 872	234 588
V. Operating profit	(25 227)	206 456
VI. Profit (loss) before extraordinary items and taxation	(34 738)	198 260
VII. Extraordinary items	13	(77)
VIII. Profit (loss) before taxation	(34 725)	198 183
IX. Net profit (loss)	(46 526)	154 034

For calculating the profit and loss account for the current period the EURO exchange rate was calculated as the mathematical average of the rates on the last day of each month of the period, and was set by the NBP for that date as 3.6509.
For calculating the profit and loss account for the comparable period the EURO exchange rate was calculated as the mathematical average of rates on the last day of each month of the period, and was set by the NBP for that date as 4.0119

3. Basic cash flows items

		in 000' EURO
	current period	comparable period
A. Net cash flow from operations	94 393	214 755
B. Net cash flow from investing activities	(558 648)	(235 044)
C. Net cash flow from financing activities	469 644	4 742
D. Total net cash flow (A+/-B+/-C)	5 389	(15 546)
E. Change in balance of cash and cash equivalents (*)	6 174	(14 490)
F. Cash and cash equivalents - beginning of the period	6 239	20 729
G. Cash and cash equivalents - end of the period (F+/-D)	12 413	6 239
(*) Exchange rate differences	785	1 056

For calculating the cash flow statement for the current period the following EURO exchange rates were applied:
- data in A,B,C,D – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 3.6509,
- data in F – as set by the NBP as at 31 December 2000, i.e. 3.8544
- data in G – as set by the NBP as at 31 December 2001, i.e. 3.5219.

For calculating the data of the cash flow statement for the comparable period the following EURO exchange rates were applied:
- data in A,B,C,D – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 4.0119,
- data in F – as set by the NBP as at 31 December 1999, i.e. 4.1689
- data in G – as set by the NBP as at 31 December 2000, i.e. 3.8544.

12. DIFFERENCES BETWEEN POLISH AND INTERNATIONAL ACCOUNTING STANDARDS.

The Company applies accounting principles and methods in accordance with the Accounting Act of 29 September 1994. The financial result and certain balance sheet items differ in amount from that which would be shown in financial statements prepared in accordance with International Accounting Standards ('IAS').

Differences between the accounting principles applied by the Company and those of IAS arise as a result of the matters described below:

12.1 Accounting for the effects of hyperinflation in prior years

In the financial statements of the Company the effects of hyperinflation were not accounted for in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies. This relates to the purchase of fixed assets during a hyperinflationary period in prior years, in which the purchase price would be adjusted to that of the equivalent purchasing power on the balance sheet date in financial statements prepared during this period. The carrying value of these assets and of other non-cash assets adjusted in this way becomes the cost in later financial statements, and also the basis for depreciation calculations. In approximation this concerns fixed assets purchased prior to the second half of the financial year 1996.

12.2 Revaluation of fixed assets

A portion of fixed assets is shown at a revalued amount determined as at 1 January 1995 in accordance with a Ruling by the Minister of Finance dated 20 January 1995 (Dz.U. Nr 7 item 34). The method applied for the revaluing of fixed assets does not however fulfil the requirements of IAS concerning the revaluation of fixed assets since, according to IAS, on the balance sheet date the revalued amount should not significantly differ from the fair value of the asset. The most recent revaluation of fixed assets was carried out by the Company based on the level of prices in September 1994, as a result of which the estimated value may significantly differ from the fair value of fixed assets as at the end of the period. In addition, revaluation should include all fixed assets within a given group, and not only those purchased prior to 1 January 1995.

12.3 Dimunition in value of assets

In accordance with IAS, the Company should ensure that on the balance sheet date, its assets are valued at a level no higher than their economic value.

These principles apply to all asset categories, with the exception of inventories, assets arising as a result of construction agreements, deferred tax assets, assets arising from employee benefits and financial assets. Dimunition in the value of assets should be reflected when the book value of a given asset begins to exceed its economic value. Economic value is defined as being the higher of the two following values: the net sale price of an asset and its utility value. Utility value is the current value of estimated future cash flows arising from further use of the asset and its eventual liqidation. In accordance with the Polish Accounting Law, the Company is not required to perform tests of the permanent dimunition in value nor to apply write-offs to the economic value of assets, with the exception of write-offs due to permanent dimunition in the value of long term investments and of fixed assets to their net sale price, in the case of fixed assets to be scrapped or withdrawn from use. Consequently, the size of write-offs due to permanent dimunition in value caried out in the spirit of IAS may in practice be significantly different than that applied by the Accounting Act.

12.4 Provisions for mine closure costs

The Company creates provisions for anticipated mine closure costs using the unit of production method, i.e. the costs of creating such provisions are charged to all financial periods until the end of exploitation, in proportion to the amount of ore excavated in a given period to that of the entire anticipated amount to be excavated. This provision reflects costs associated with the future liquidation of existing mining works which will be incurred during the cessation of mining activities.
Changes in the amount of this provision at each balance sheet date result from changes in the estimated cost of liquidation and reflect the impact of discounting. The effects of such changes are reflected in the profit and loss account.
According to IAS, liabilities arising from the costs of future mine liquidation arise at the time and as a result of a mine's construction, and should be recognised as a portion of the costs of construction of a given asset. This cost, calculated according to a fair value, is in turn depreciated together with other costs of construction of the given asset. As a result, the provision currently recognised in the balance sheet reflects the current value of all costs of mine liquidation arising from the current state of the mine works.

12.5 Specialised spare parts

In the financial statements of the Company spare parts are accounted for as an element of inventory. According to IAS, specialised spare parts which are utilised for a period longer than one year, or are utilised solely for either maintenance or for the servicing of certain fixed assets, should also be included amongst fixed assets and depreciated for a period not longer than the related fixed asset.

12.6 Unrealised exchange gains

In accordance with the Accounting Act, unrealised exchange gains are presented as deferred income, while, pursuant to IAS, such differences are credited directly to the profit and loss account.

12.7 Criteria for the capitalisation of R&D costs

IAS provide for a broader range of criteria than do Polish Accounting Act as regards the capitalisation of R&D costs. Certain categories of R&D costs presented by the Company under prepayments or intangible assets would not fulfil the criteria for capitalisation as outlined by IAS, and would be charged to the profit and loss account.

12.8 Scope of disclosures

The requirements of certain International Accounting Standards comprise a broader scope of disclosures than that of this annual report.

BALANCE SHEET

as at	Note	2001	2000
ASSETS			
I. Fixed Assets		4 735 473	4 176 537
1. Intangible assets	1	14 156	46 192
2. Tangible fixed assets	2	2 880 723	2 783 416
3. Long term investments	3	1 840 260	1 323 733
4. Long term debtors	4	334	23 196
II. Current assets		2 656 574	1 380 730
1. Inventory	5	925 401	834 588
2. Debtors	6	478 454	521 728
3. Own shares for sale	7		
4. Short term investments	8	1 209 000	368
5. Cash and cash equivalents	9	43 719	24 046
III. Prepayments	10	164 749	199 603
1. Deferred corporate income tax asset		52 291	77 178
2. Other prepayments		112 458	122 425
Total assets		7 556 796	5 756 870
SHAREHOLDERS' FUNDS AND LIABILITIES			
I. Shareholders' Funds		3 696 075	4 066 757
1. Share capital	11	2 000 000	2 000 000
2. Called up capital not paid			
3. Reserve capital	12	1 184 267	753 007
4. Revaluation reserve capital		710 027	717 117
5. Other reserve capital	13	(8 196)	(27 537)
6. Exchange rate differences on foreign divisions			
7. Profit (loss) from prior years	14		6 203
8. Net profit (loss) for the period		(190 023)	617 967
II. Provisions		975 403	772 912
1. Provisions for income tax	15		
2. Other provisions	16	975 403	772 912
III. Liabilities		2 658 569	607 509
1. Long term creditors	17	119 589	
2. Short term creditors	18	2 538 980	607 509
IV. Accruals and deferred income	19	226 749	309 692
Total shareholders' funds and liabilities		7 556 796	5 756 870

Net assets		3 696 075	4 066 757
Shares outstanding		200 000 000	200 000 000
Net assets per share (in PLN)	20	18.48	20.33
Anticipated shares outstanding			
Diluted net assets per share (in PLN)	20		

OFF-BALANCE SHEET LIABILITIES

as at	2001	2000
a) total value of guarantees granted, of which:		300 904
- on behalf of subsidiaries		300 904
- on behalf of associated entities		
- on behalf of a dominant entity		
- on behalf of other entities		
b) other off-balance sheet liabilities, due to:	242 692	622 007
- bills of exchange payable	10 791	4 950
- conditional penalties	316	7 439
- unresolved and disputed issues	37 644	6 615
- liabilities due to perpetual usufruct of land	170 966	158 309
- commitments related to investment in CONGO		72 340
- commitments related to rationalisation and R&D	22 975	66 824
- right of recourse by PSE and TEL-ENERGO towards KGHM Polska Miedź S.A. due to loan guarantee granted to the KGHM Polska Miedź S.A. subsidiary – Telefonia Lokalna S.A.		289 080
- other		16 450
Total off-balance sheet liabilities	242 692	922 911

PROFIT AND LOSS ACCOUNT

Prepared for the period	Note	2001	2000
I. Revenue from the sale of products, materials and goods		4 217 672	4 982 763
1. Revenue from the sale of products	21	4 183 560	4 928 276
2. Revenue from the sale of materials and goods	22	34 112	54 487
II. Cost of sale of products, materials and goods		(3 553 675)	(3 578 916)
1. Cost of manufactured products sold	23	(3 521 966)	(3 527 622)
2. Cost of goods and materials sold		(31 709)	(51 294)
III. Gross profit (I-II)		663 997	1 403 847
IV. Selling costs		(70 548)	(62 843)
V. General administrative costs		(420 063)	(399 862)
VI. Profit from sales (III-IV-V)		173 386	941 142
VII. Other operating income	24	26 711	67 402
VIII. Other operating costs	25	(312 359)	(180 264)
IX. Operating profit (loss) (VI+VII-VIII)		(112 262)	828 280
X. Income from shares in other entities	26	15 463	4 954
XI. Income from other long term investments	27		
XII. Other financial income	28	956 444	711 336
XIII. Financial costs	29	(1 006 633)	(749 172)
XIV. Profit (loss) before extraordinary items and taxation (IX+X+XI+XII-XIII)		(146 988)	795 398
XV. Extraordinary items (XV.1.-XV.2.)		49	(308)
1. Extraordinary gains	30	1 219	2 209
2. Extraordinary losses	31	(1 170)	(2 517)
XVI. Profit (loss) before taxation		(146 939)	795 090
XVII. Taxation	32	(43 084)	(177 123)
XVIII. Other obligatory deductions from profit (loss increase)	33		
XIX. Net profit (loss)	34	(190 023)	617 967

Net profit (loss) for 12 months		(190 023)	617 967
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per ordinary share (in PLN)	35	(0.95)	3.09
Weighted average anticipated number of ordinary shares			
Diluted net profit (loss) per ordinary share (in PLN)	35		

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS

Prepared for the period	2001	2000
I. Shareholders' funds - beginning of the period	4 066 757	3 470 124
a) changes of accounting methodology (policies)		
b) corrections due to error		
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	4 066 757	3 470 124
1. Share capital - beginning of the period	2 000 000	2 000 000
1.1. Changes in share capital		
a) increase,due to:		
- issue of share		
b) decrease, due to:		
- redemption of shares		
1.2. Share capital - end of the period	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period		
2.1. Changes in called up capital not paid		
a) increase		
b) decrease		
2.2. Called up capital not paid - end of the period		
3. Reserve capital - beginning of the period	753 007	1 350 204
3.1. Changes in reserve capital	431 260	(597 197)
a) increase, due to:	431 260	7 156
- issue of shares over nominal value		
- from profit distribution (statutory)		
- from profit distribution (over statutorily-required minimum value)	424 170	
- transfer of revaluation reserve capital	7 090	7 156
b) decrease, due to:		(604 353)
- coverage of accumulated losses		(604 353)
- transfer to revaluation reserve capital		
3.2. Reserve capital - end of the period	1 184 267	753 007
4. Revaluation reserve capital - beginning of the period	717 117	724 273
4.1. Changes in revaluation reserve capital	(7 090)	(7 156)
a) increase, due to:		
- transfer from reserve capital		
b) decrease, due to:	(7 090)	(7 156)
- the sale and liquidation of fixed assets	(7 090)	(7 156)
4.2. Revaluation reserve capital - end of the period	710 027	717 117
5. Other reserve capital - beginning of the period	(27 537)	
5.1. Changes in other reserve capital	19 341	(27 537)
a) increase, due to:	23 126	80 073
- gains on valuation of financial instruments	23 126	80 073
b) decrease, due to:	(3 785)	(107 610)
- losses on valuation of financial instruments	(3 785)	(107 610)
5.2. Other reserve capital - end of the period	(8 196)	(27 537)

6. Exchange rate differences on foreign divisions		
7. Retained profit or uncovered losses from prior years - beginning of the period	6 203	
7.1. Retained profit from prior years - beginning of the period	6 203	
a) changes to accounting methodology (policies)		
b) corrections due to error		
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	6 203	
a) increase, due to:	617 967	6 203
- distribution of profit	617 967	
- valuation of derivative instruments - changes to accounting methodology		6 203
b) decrease, due to:	(624 170)	
- transfer to reserve capital (over statutorily)	(424 170)	
- dividend to shareholders	(200 000)	
- employees bonus and write off for other purposes		
7.3. Retained profit from prior years - end of the period		6 203
7.4. Uncovered losses from prior years - beginning of the period		604 353
a) changes to accounting methodology (policies)		
b) corrections due to error		
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data		604 353
a) increase, due to:		
- transfer of losses to be covered		
- changes to accounting policies		
b) decrease, due to:		(604 353)
- coverage of losses from reserve capital		(604 353)
7.6. Uncovered losses from prior years - end of the period		
7.7. Retained profit or uncovered losses from prior years - end of the period		
8. Net result	(190 023)	617 967
a) Net profit		617 967
b) Net loss	(190 023)	
II. Shareholders' funds - end of the period	3 696 075	4 066 757

STATEMENT OF CASH FLOWS

Prepared for the period	2001	2000
A. NET CASH FLOW FROM OPERATIONS (I+/-II) - indirect method	344 620	861 575
I. Net profit (loss)	(190 023)	617 967
II. Adjustments:	534 643	243 608
1. Depreciation	339 012	410 308
2. Foreign exchange (gains) losses	(48 315)	1 325
3. Interest and dividends received and paid	19 544	1 625
4. (Profit) loss on investing activities	9 076	(17 008)
5. Change in other provisions	202 491	73 044
6. Corporate income tax charge (from profit and loss account)	43 084	177 123
7. Corporate income tax paid	(33 153)	(284 253)
8. Change in inventories	(90 813)	(52 966)
9. Change in debtors	81 196	(89 738)
10. Change in short term creditors (excluding loans and credits)	15 698	26 263
11. Change in prepayments and accruals	(40 183)	73 516
12. Change in deferred income	(32 793)	(59 006)
13. Other items	69 799	(16 625)
B. NET CASH FLOW FROM INVESTING ACTIVITIES (I-II)	(2 039 569)	(942 972)
I. Inflow from investing activities	745 593	1 090 150
1. Sale of intangible fixed assets	119	36
2. Sale of tangible fixed assets	2 184	1 503
3. Sale of long term investments, of which:	3 439	14 836
- in subsidiaries		6 000
- in associates	719	
- in dominant entity		
4. Sale of short term investments	724 389	1 068 752
5. Repayment of long term loans granted		83
6. Dividends received	15 462	4 940
7. Interest received		
8. Other items		
II. Outflow from investing activities	(2 785 162)	(2 033 122)
1. Purchase of intangible fixed assets	(4 545)	(8 322)
2. Purchase of tangible fixed assets	(489 055)	(529 059)
3. Purchase of long term investments, of which:	(270 823)	(203 450)
- in subsidiaries	(170 000)	(184 101)
- in associates		
- in dominant entity		
4. Purchase of own shares		
5. Purchase of short term investments	(1 915 917)	(1 059 221)
6. Long term loans granted	(98 050)	
7. Other items	(6 772)	(233 070)
C. NET CASH FLOW FROM FINANCING ACTIVITIES (I-II)	1 714 622	19 026
I. Inflow from financing activities	4 111 549	979 875
1. Proceeds from long term bank loans and long term loans	120 813	
2. Issue of long term debentures and other securities		
3. Proceeds from short term bank loans and short term loans	3 963 438	970 964
4. Issue of short term debentures and other securities		
5. Income from shares issued		
6. Additional payments to capital		
7. Other items	27 298	8 911

II. Outflow from financing activities	(2 396 927)	(960 849)
1. Repayment of long term bank loans and long term loans		(1 656)
2. Redemption of long term debentures and other securities		
3. Repayment of short term bank loans and short term loans	(2 149 088)	(942 363)
4. Redemption of short term debentures and other securities		
5. Costs of the issue of own shares		
6. Purchase of own shares for retirement		
7. Dividends and other payments to shareholders	(200 000)	
8. Bonuses from net profit paid to the Management Board and the Supervisory Board		
9. Community development expenses		
10. Leasing and rental repayments		
11. Interest paid	(35 007)	(6 565)
12. Other items	(12 832)	(10 265)
D. TOTAL NET CASH FLOW (A+/-B+/-C)	19 673	(62 371)
E. CHANGE IN BALANCE OF CASH AND CASH EQUIVALENTS	19 673	(62 371)
- of which change due to exchange rate differences	22	5 256
F. CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	24 046	86 417
G. CASH AND CASH EQUIVALENTS - END OF THE PERIOD (F+/-D)	43 719	24 046
- including those having limited rights to disposable	2 518	

EXPLANATORY NOTES AND ADDITIONAL EXPLANATORY NOTES

EXPLANATORY NOTES TO THE BALANCE SHEET

Note 1A.

INTANGIBLE ASSETS	2001	2000
a. Defered organisation costs incurred when founding or expanding a joint stock company		
b. Research and development costs	702	1 245
c. Purchased goodwill		
d. Purchased concessions, patents, licenses and similar items, of which:	13 369	44 469
- computer software	2 882	2 034
e. Purchased perpetual usufruct of land	85	105
f. Other intangible assets		343
g. Prepayments on account of intangible assets		30
Total intangible assets	14 156	46 192

Note 1B.

MOVEMENTS IN INTANGIBLE FIXED ASSETS (by type)

	a) Defered organisation costs incurred when founding or expanding a joint stock company	b) Research and development costs	c) Purchased goodwill	d)Purchased concessions, patents, licenses and similar items, of which:	- computer software	e) Purchased perpetual usufruct of land	f) Other intangible assets	g) Prepayments on account of intangible assets	Total intangible assets
a. Gross book value at the beginning of the period		2 386		115 641	10 957	232	3 546	30	121 835
b. Additions, due to:				3 843	2 913				3 843
- transfer from assets under construction				3 843	2 913				3 843
c. Disposals, due to:				(72 000)				(30)	(72 030)
- write down of unused rights to exploitation of KIPME deposit				(72 000)					(72 000)
- other								(30)	(30)
d. Gross book value at the end of the period		2 386		47 484	13 870	232	3 546		53 648
e. Accumulated depreciation at the beginning of the period		1 141		71 172	8 923	127	3 203		75 643
f. Depreciation for the period, due to:		543		(37 057)	2 065	20	343		(36 151)
- current depreciation		543		18 822	2 065	20	343		19 728
- redemption rights to exploitation of KIMPE deposit				(55 879)					(55 879)
g. Accumulated depreciation at the end of the period		1 684		34 115	10 988	147	3 546		39 492
h. Unplanned write-offs									
i. Net book value of intangible assets at the end of the period		702		13 369	2 882	85			14 156

Note 2A.

TANGIBLE FIXED ASSETS	2001	2000
a. Fixed assets, of which:	2 590 779	2 492 148
- land	7 577	6 155
- buildings and structures	1 453 780	1 442 258
- plant and machinery	1 087 031	996 164
- vehicles	32 749	34 976
- other fixed assets	9 642	12 595
b. Assets under construction	289 944	290 865
c. Prepayments on account of tangible investments		403
Total tangible fixed assets	2 880 723	2 783 416

Note 2B.

MOVEMENTS IN TANGIBLE FIXED ASSETS (BY TYPE)						
	- land	- buildings and structures	- plant and machinery	- vehicles	- other fixed assets	Total tangible fixed assets
a. Gross book value at the beginning of the period	6 155	3 528 328	3 118 388	106 558	80 634	6 840 063
b. Additions, due to:	1 441	110 364	303 551	6 125	5 095	426 576
- transfer from construction in progress	1 390	110 251	301 995	6 125	5 070	424 831
- reclassifications and other	51	113	1 556		25	1 745
c. Disposals, due to:	(19)	(5 070)	(4 787)	(2 251)	(1 635)	(13 762)
- sales	(6)	(1 790)	(4 674)	(2 251)	(1 369)	(10 090)
- contribution in kind		(1 991)	(104)			(2 095)
- reclassifications and other	(13)	(1 289)	(9)		(266)	(1 577)
d. Gross book value at the end of the period	7 577	3 633 622	3 417 152	110 432	84 094	7 252 877
e. Accumulated depreciation at the beginning of the period		2 086 070	2 122 224	71 582	68 039	4 347 915
f. Depreciation for the period, due to:		89 039	207 044	6 033	6 383	308 499
- planned depreciation		92 142	211 283	8 078	7 781	319 284
- sales		(1 343)	(4 475)	(2 045)	(1 313)	(9 176)
- contribution in kind		(1 598)	(56)			(1 654)
- reclassifications and other		(162)	292		(85)	45
g. Accumulated depreciation at the end of the period		2 175 109	2 329 268	77 615	74 422	4 656 414
h. Unplanned write-offs		4 733	853	68	30	5 684
i. Net book value at the end of the period	7 577	1 453 780	1 087 031	32 749	9 642	2 590 779

Unplanned depreciation write-offs in the financial period due to:

- scrapping of worn out fixed assets not fully depreciated and liquidated due to investment PLN 5 580 thousand
- transfer free of charge PLN 104 thousand

EXEMPTION NUMBER: 82-4639

Note 2C.

FIXED ASSETS BY CLASS OF OWNERSHIP	2001	2000
a. Fixed assets owned by the company	2 590 779	2 492 148
b. Fixed assets used on the basis of a leasing contract or similar arrangements, including leasing agreement		
Total tangible fixed assets	2 590 779	2 492 148

Note 2D.

OFF-BALANCE SHEET TANGIBLE FIXED ASSETS	2001	2000
Tangible fixed assets used on the basis of a leasing contract or similar arrangements, including leasing agreement, including:	173 234	158 309
- value of perpetual usufruct of land	170 966	158 309
- leasing of fixed assets	2 268	
Total off-balance sheet tangible fixed assets	173 234	158 309

Note 3A.

LONG TERM INVESTMENTS	2001	2000
a. Shares, of which:	1 714 017	1 078 958
- shares in subsidiaries	1 257 724	728 218
- shares in associates	6 543	5 636
- shares in a dominant entity		
b. Long term loans granted, of which:	100 052	2 072
- subsidiaries		
- associates		
- dominant entity		
c. Other securities, of which:	25 750	15 739
- subsidiaries		
- associates		
- dominant entity		
d. Other rights to assets (by type)		
e. Other long term investments	441	226 964
Total long term investments	1 840 260	1 323 733

Re: e: prepayment for shares aquisition

Note 3B.

MOVEMENT IN LONG TERM INVESTMENTS (by type)								
	a) Shares, of which:	- shares in subsidiaries	- shares in associates	- shares in a dominant entity	b) Long term loans granted, of which:	- subsidiaries	- associates	- a dominant entity
a. Beginning of the period	1 078 958	728 218	5 636		2 072			
b. Additions, due to:	712 944	606 974	1 324		98 050			
- purchases								
- increase in capital	685 455	577 600						
- utilisation of provision due to decrease in share capital	17 316	17 316						
- adjustment to value of shares	8 270	8 270						
- revaluation due to excess of contribution in kind over book value of assets	1 903	1 888	15					
- other		1 900	1 309		98 050			
c. Disposals due to:	(77 885)	(77 468)	(417)		(70)			
- decrease in capital	(18 046)	(17 629)	(417)					
- revaluation due to permanent dimination in value	(59 839)	(59 839)						
- other					(70)			
d. End of the period	1 714 017	1 257 724	6 543		100 052			
Total long term investments	1 714 017	1 257 724	6 543		100 052			

Note 3C.

MOVEMENT IN LONG TERM INVESTMENTS (by type) - continuation									
	c) Other securities, of which:	- subsidiaries	- associates	- a dominant entity	d) Other rights to assets (by type)			e) Other long term investments	Total long term investments
a. Beginning of the period	15 739							226 964	1 323 733
b. Additions, due to:	19 932							251 332	1 082 258
- purchases	19 932								19 932
- increase in capital									685 455
- utilisation of provision due to decrease in share capital									17 316
- adjustment to value of shares									8 270
- revaluation due to excess of contribution in kind over book value of assets									1 903
- other								251 332	349 382
c. Disposals due to:	(9 921)							(477 855)	(565 731)
- decrease in capital									(18 046)
- revaluation due to permanent dimination in value	(3 222)								(63 061)
- other (including: adjustment due to revaluation)	(6 699)							(477 855)	(484 624)
d. End of the period	25 750							441	1 840 260
Total long term investments	25 750							441	1 840 260

Note 3D.

SHARES IN SUBSIDIARIES AND ASSOCIATES

	a	b	c	d	e	f	g	h	i	j	k	l
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Character of capital relationship	Consolidation method applied	Date of acquisition granting significant influence	Value at purchase price of shares	Write-offs readjusting the value (total)	Book value of shares	Percentage of share capital owned	Voting interest in the General Meeting	Otherwise than as defined under letter j) or k), basis of domination
1	CBiPM Cuprum sp. z o.o.	Wrocław	Research and development	subsidiary	full	01.01.1993	3 506		3 506	100.00	100.00	
2	KGHM Polish Copper Ltd*	London	Copper trade	subsidiary	full	21.06.1991	6 903		6 903	100.00	100.00	
3	Dolnośląska Spółka Inwestycyjna S.A.	Lubin	Capital investments	subsidiary	full	01.01.1995	152 640	18 710	133 930	100.00	100.00	
4	Miedziowe Centrum Zdrowia S.A.	Lubin	Medical services	subsidiary	full	25.09.1995	38 538		38 538	100.00	100.00	
5	KGHM Metale S.A.	Legnica	Capital investments	subsidiary	full	11.10.1995	139 374	74 657	64 717	100.00	100.00	
6	Energetyka Sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	subsidiary	full	01.01.1996	46 704		46 704	100.00	100.00	
7	PEW Aquakonrad S.A.	Iwiny	Production of mineral water and non-alcoholic beverages, trade in mineral water and related products	subsidiary	full	01.10.1996	89 488	88 746	742	90.40	84.11	
8	Centrum Badań Jakości Sp. z o.o.	Lubin	Technical analyses and tests	subsidiary	full	18.11.1996	2 218		2 218	99.99	99.99	
9	KGHM Kupferhandels mb.H*	Viena	Copper trade	subsidiary	full	13.11.1996	925		925	100.00	100.00	
10	Pol-Miedż Trans sp. z o.o.	Lubin	Transport	subsidiary	full	01.10.1996	61 442		61 442	100.00	100.00	
11	KGHM Congo s.p.r.l.*	Lubumbashi	Ore extraction services	subsidiary	full	16.03.1998	57 938	57 938		99.98	99.98	
12	Telefonia Lokalna S.A.**	Wrocław	Telecommunication services and cybernetics	subsidiary	full	11.06.1999	875 734		875 734	100.00	100.00	
13	KGHM Metraco Sp. z o.o.	Legnica	Trade,agent and representative services	subsidiary	full	21.06.1991	12 865		12 865	91.58	91.58	
14	Towarzystwo Ubezpieczeń Wzajemnych CUPRUM	Lubin	Property and life insurance	subsidiary	excluded	11.06.1994	9 500		9 500	93.14	93.14	
15	Cuprum Bank S.A.	Lubin	Banking services	associated	equity method	24.06.1991	5 234		5 234	26.17	29.34	
16	Fosroc-Ksante Sp. z o.o.	Trzebcz	Production of organic and non-organic chemicals, glues; production and sale mineral water and non-carbonated beverages	associated	equity method	17.08.1998	1 309		1 309	30.00	30.00	
17	Total						1 504 318	240 051	1 264 267			

Relate to column g:
when shares are acquired for contribution in kind, the purchase price is calculated as the nominal value adjusted by excess of valuation of contribution in kind over book value
** From 8 February 2002 name changed to Telefonia Dialog S.A.

Note 3E.

SHARES IN SUBSIDIARIES AND ASSOCIATES - continuation

Item	a	m							n		o		p	r	s	t
	Name of entity (with indication of legal form)	Shareholders' Funds	of which: Share capital	Called up capital not paid	Reserve Capital	Other Shareholders' Funds	of which: Profit (loss) from prior years	Net Profit (loss)	Liabilities, of which:	long term liabilities	Debtors, of which:	long term debtors	Total assets	Revenue from sales	Share capital not paid by the issuer	Dividends received or due from prior year
1	CBiPM Cuprum sp. z o.o.	5 756	3 506		1 507	742	(858)	1 206	4 396	1 071	4 029		10 195	20 242		
2	KGHM Polish Copper Ltd*	14 664	7 567		5 494	1 604		1 604	9 789		14 498	202	36 922	791 481		1 652
3	Dolnośląska Spółka Inwestycyjna S.A.	112 001	158 448			(46 447)	(19 037)	(27 410)	579		15 804	4 458	113 596	721		
4	Miedziowe Centrum Zdrowia S.A.	42 241	43 162		430	(1 351)	1	(1 351)	3 976		6 146	1 643	51 807	45 012		
5	KGHM Metale S.A.	86 922	139 374		7 807	(60 259)		(60 259)	30 663		1 006		117 677	61		
6	Energetyka Sp. z o.o.	109 016	62 719		48 772	(2 475)		(2 475)	19 693		12 707		134 005	64 831		
7	PEW Aquakonrad S.A.	546	87 553		568	(87 575)	(51 652)	(35 924)	2 773		1 801		12 780	15 300		
8	Centrum Badań Jakości Sp. z o.o.	7 020	2 918		3 076	1 026		1 026	3 988		3 049		16 592	27 906		
9	KGHM Kupferhandels mbH*	1 341	925			417		138	39 201	2 815	40 362		40 851	255 073		
10	Pol-Miedź Trans Sp. z o.o.	140 497	137 423		49	3 025		3 025	38 493		17 043		195 577	394 641		
11	KGHM Congo s.p.r.l.*	37 436	58 590			(21 154)	(13 528)	(7 626)	28 945		1 581		79 697	3 173		
12	Telefonia Lokalna S.A.	9 974	850 000	(200 000)		(640 026)	(226 328)	(413 700)	1 808 712	123 267	52 227		1 911 204	225 039	200 000	
13	KGHM Metraco Sp. z o.o.	17 002	2 750		8 697	5 556		5 551	16 711		16 566		34 675	409 999		5 657
14	Towarzystwo Ubezpieczeń Wzajemnych CUPRUM	18 749	10 200		5 015	3 533		3 533	12 059		2 298		35 983	4 224		
15	Cuprum Bank S.A.	44 383	20 000		19 694	4 690		244	369 935	176 634	459 495	7 392	524 847	96 287		
16	Fosroc-Ksante Sp. z o.o.	7 065	4 500		598	1 966		1 966	676		784		8 557	14 217		551
17	Total															

*historic valuation

Note: Financial data shown in columns m to s were calculated based on the unverified accounts for the year 2001 of Capital Group entities

Apart from the above, KGHM Polska Miedź S.A. has indirect subsidiaries and associates of the lower level in the Capital Group.
The full scope of relations will be presented in the consolidated statement.

Note 3F.

SHARES IN OTHER ENTITIES								
	a	b	c	d	e	f	g	h
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Book value of shares	Percentage of share capital owned	Voting interest in the General Meeting	Share capital not paid by the issuer	Dividends received or due from prior year
1	Polkomtel S.A.	Warszawa	Operator of GSM mobile telephones	437 250	19.61	19.61		
2	Polskie Towarzystwo Reasekuracyjne S.A.	Warszawa	Reinsurance	12 500	11.88	11.88		
3	Powszechne Towarzystwo Emerytalne EPOKA S.A.	Warszawa	Retirement Fund		5.82	5.82		
	Total			449 750	X	X		

Note 3G.

LONG TERM LOANS GRANTED (BY CURRENCY)	2001	2000
a. Loans in Polish currency	100 052	2 072
b. Loans in foreign currency		
b1.unit / currency		
'000PLN		
b2.unit / currency		
'000PLN		
b3.unit / currency		
'000PLN		
b4. other currencies in '000PLN		
Total long term loans granted	100 052	2 072

Note 3H.

LONG TERM SECURITIES, INTERESTS AND OTHER RIGHTS TO ASSETS (BY CURRENCY)	2001	2000
a. In Polish currency	1 706 189	1 071 130
b. In foreign currency	33 578	23 567
b1.unit / currency '000 / GBP	2 000	2 000
'000PLN	6 903	6 903
b2.unit / currency '000 / ATS	3 500	3 500
'000PLN	925	925
b3.unit / currency '000 / USD	6 851	3 640
'000PLN	25 750	15 739
b4. other currencies in '000PLN		
Total long term securities, interests and other rights to assets	1 739 767	1 094 697

KGHM Polska Miedź S.A. SA-R 2001 EXEMPTION NUMBER: 82-4639 (in '000 PLN)

Note 31.

LONG TERM SECURITIES, INTERESTS AND OTHER RIGHTS TO ASSETS (NEGOTIABILITY)	2001	2000
a. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)		
a. Shares (Balance Sheet value)		
- value adjustments (on account)		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- value adjustments (on account)		
- value at purchase price		
c. Other by type (Balance Sheet value)		
c1		
- value adjustments (on account)		
- value at purchase price		
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)		
a. Shares (Balance Sheet value)		
- value adjustments (on account)		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- value adjustments (on account)		
- value at purchase price		
c. Other by type (Balance Sheet value)		
c1		
- value adjustments (on account)		
- value at purchase price		
C. Fully transferable, not traded on regulated market (Balance Sheet value)		
a. Shares (Balance Sheet value)		
- value adjustments (on account)		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- value adjustments (on account)		
- value at purchase price		
c. Other by type (Balance Sheet value)		
c1		
- value adjustments (on account)		
- value at purchase price		
D. Securities with limited transferability (Balance Sheet value)	1 739 767	1 094 697
a. Shares (Balance Sheet value)	1 714 017	1 078 958
- value adjustments (on account)	(244 655)	(210 402)
- value at purchase price	1 958 672	1 289 360
b. Bonds (Balance Sheet value)		
- value adjustments (on account)		
- value at purchase price		
c. Other by type (Balance Sheet value)	25 750	15 739
c1. Participation unit	25 750	15 739
- value adjustments (on account)	(3 223)	
- value at purchase price	28 973	15 739
Total value at purchase price	1 987 645	1 305 099
Total adjustments (net)	(247 878)	(210 402)
Total Balance Sheet value	1 739 767	1 094 697

Note 3J.

OTHER ITEMS IN LONG TERM INVESTMENTS (BY CURRENCY)	2001	2000
a. in Polish currency	441	226 964
b. in foreign currency		
b1.unit / currency '000 / USD		
'000PLN		
b2.unit / currency '000 / DEM		
'000PLN		
b3.unit / currency '000 / EUR		
'000PLN		
b4. other currencies in '000PLN		
Total other items in long term investments	441	226 964

Note 4A.

LONG TERM DEBTORS	2001	2000
a) Long term debtors for goods, works and services, of which:		149
- from subsidiaries		133
- from associates		
- from dominant entity		
b) Other long term debtors, of which:	334	23 047
- from subsidiaries	299	22 968
- from associates		
- from dominant entity		
Net long term debtors	334	23 196
c) Provisions for debtors		8
Gross long term debtors	334	23 204

Note 4B.

CHANGE IN LONG TERM DEBTORS	2001	2000
a) beginning of the period	23 204	30 610
b) increase, due to:		
- additional payment to capital		
- realised commercial transaction		
- other		
c) decrease, due to:	(22 870)	(7 406)
- transfer to short term debtors	(2 237)	(1 996)
- repayment of additional payment to capital and other debtors	(20 633)	(10)
- other - sale of debtors		(5 400)
Long term debtors - end of the period	334	23 204

Note 4C.

CHANGE IN PROVISIONS FOR LONG TERM DEBTORS	2001	2000
a) beginning of the period	8	22
b) increase, due to:		
- creation of provisions		
- adjustment		
- other		
c) utilisation, due to:		
- cancellation of debtors		
- write down of doubtful debtors		
- other		
d) releases, due to:	(8)	(14)
- repayment of debtors	(1)	(2)
- adjustments		
- transfer long term provisions to short term debtors	(7)	(12)
Provisions for long term debtors - end of the period		8

Note 4D.

LONG TERM DEBTORS (BY CURRENCY)	2001	2000
a. in Polish currency	334	23 204
b. in foreign currency		
b1.unit / currency '000 / USD		
'000PLN		
b2.unit / currency '000 / DEM		
'000PLN		
b3.unit / currency '000 / EUR		
'000PLN		
b4. other currencies in '000PLN		
Total long term debtors	334	23 204

Note 5.

INVENTORIES	2001	2000
a) Materials	49 379	52 927
b) Semi-finished products and work in progress	739 326	678 808
c) Finished products	135 980	99 138
d) Goods for resale		
e) Prepayments on deliveries	716	3 715
Total inventories	925 401	834 588

Note 6A.

SHORT TERM DEBTORS	2001	2000
a) Short term debtors for goods, works and services, of which:	212 109	292 853
- from subsidiaries	34 520	26 392
- from associates	118	175
- from dominant entity		
b) Other short term debtors from subsidiaries	50 273	37 289
c) Other short term debtors from associates		52
d) Other short term debtors from a dominant entity		
e) Tax, subsidies and social insurance debtors	168 476	131 903
f) Debtors from dividends and other profit sharing activities		
g) Other short term debtors	47 566	59 465
h) Disputed claims, not provisioned for	30	166
Net debtors	478 454	521 728
i) Provisions for debtors	53 708	35 760
Gross debtors	532 162	557 488

Note 6B.

CHANGE IN PROVISIONS FOR SHORT TERM DEBTORS	2001	2000
a) Beginning of the period	35 760	40 721
b) Increase due to:	22 751	2 235
- Creation of provisions	22 005	2 042
- Adjustments	328	140
- Other	418	53
c) Utilisation due to:	(1 026)	(552)
- Cancellation	(705)	(115)
- Write down of doubtful debtors	(63)	(436)
- Other	(258)	(1)
d) Release due to:	(3 777)	(6 644)
- Repayment of debtors	(976)	(6 535)
- Adjustments	(2 390)	
- Reclassifications	(411)	
- Other		(109)
Total provisions for debtors - end of the period	53 708	35 760

Note 6C.

SHORT TERM DEBTORS (BY CURRENCY)	2001	2000
a) Debtors in Polish currency	406 157	371 049
b) Debtors in foreign currency	126 005	186 439
b1.unit / currency '000 / USD	20 408	37 660
'000PLN	81 351	156 035
b2.unit / currency '000 / DEM	16	10 306
'000PLN	29	20 310
b3.unit / currency '000 / EUR	11 233	2 619
'000PLN	39 562	10 094
b4. other currencies in '000PLN	5 063	
Total short term debtors	532 162	557 488

Note 6D.

AGEING OF TRADE DEBTORS FOR GOODS, WORK AND SERVICES (GROSS) - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	2001	2000
a) Less than 1 month	172 210	186 990
b) Over 1 month to 3 months	16 309	125
c) Over 3 months to 6 months	133	138
d) Over 6 months to 1 year		47
e) Over 1 year	147	157
f) Debtors overdue	74 445	138 581
Total gross debtors for goods, work and services	263 244	326 038
g) Provision for debtors for goods, work and services	(51 135)	(33 036)
Total net debtors for goods, work and services	212 109	293 002

One month is the time for payment of debtors due to normal sales of goods, work and services.

Note 6E.

AGEING OF OVERDUE TRADE DEBTORS FOR GOODS, WORK AND SERVICES (GROSS) - SHOWING REPAYMENTS OUTSTANDING ON DEBTORS IN THE GIVEN TERM	2001	2000
a) Less than 1 month	31 980	127 306
b) Over 1 month to 3 months	11 457	8 258
c) Over 3 months to 6 months	302	727
d) Over 6 months to 1 year	29 330	388
e) Over 1 year	1 376	1 902
Total gross overdue debtors for goods, work and services	74 445	138 581
f) Provision for overdue debtors for goods, work and services	(51 135)	(2 554)
Total net overdue debtors for goods, work and services	23 310	136 027

Of the total long and short term debtors the disputed and overdue debtors are:	In total	including those uncovered by provisions
- trade debtors for goods, work and services	74 445	23 310
- other debtors	4 046	1 515

Note 7A.

OWN SHARES FOR SALE				
Amount	Value at purchase price	Balance Sheet value	Reason of purchase	Designation

Note 7B.

ISSUER'S SHARES BEING SUBSIDIARIES' PROPERTY			
Name of the entity, location of Head Office	Amount	Value at purchase price	Balance Sheet value

Note 8A.

SHORT TERM SECURITIES, SHARES AND OTHER RIGHTS TO ASSETS	2001	2000
a) Shares and interests, of which:		
- in subsidiaries		
- in associates		
- in dominant entity		
b) Other securities, of which:	1 209 000	368
- subsidiaries	1 209 000	
- associates		
- dominant entity		
c) Other rights to assets (by type)		
Total short term securities, shares and other rights to assets	1 209 000	368

Note 8B.

SHORT TERM SECURITIES, SHARES AND OTHER RIGHTS TO ASSETS (BY CURRENCY)	2001	2000
a) In Polish currency	1 209 000	368
b) In foreign currencies		
b1.unit / currency '000 / USD		
'000PLN		
b2.unit / currency '000 / DEM		
'000PLN		
b3.unit / currency '000 / EUR		
'000PLN		
b4. other currencies in '000PLN		
Total short term securities, shares and other rights to assets	1 209 000	368

Note 8C.

SHORT TERM SECURITIES, INTERESTS AND OTHER RIGHTS TO ASSETS (NEGOTIABILITY)	2001	2000
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)		
a) Shares (Balance Sheet value)		
- Value at market price		
- Value at purchase price		
b) Bonds (Balance Sheet value)		
- Value at market price		
- Value at purchase price		
c) Other by type (Balance Sheet value)		
c1...		
- Estimated market value		
- Value at purchase price		
B. Fully transferable securities, traded on over- the counter markets (Balance Sheet value)		368
a) Shares (Balance Sheet value)		
- Value at market price		
- Value at purchase price		
b) Bonds (Balance Sheet value)		
- Value at market price		
- Value at purchase price		
c) Other by type (Balance Sheet value)		368
c1 Shares in a specialty money market fund		368
- Estimated market value		368
- Value at purchase price		368
C. Fully transferable securities, not traded on regulated markets (Balance Sheet value)		
a) Shares (Balance Sheet value)		
- Value at market price		
- Value at purchase price		
b) Bonds (Balance Sheet value)		
- Value at market price		
- Value at purchase price		
c) Other by type (Balance Sheet value)		
c1...		
- Estimated market value		
- Value at purchase price		
D. Securities with limited transferability (Balance Sheet value)	1 209 000	
a) Shares (Balance Sheet value)		
- Estimated market value		
- Value at purchase price		
b) Bonds (Balance Sheet value)	1 209 000	
- Estimated market value	1 209 000	
- Value at purchase price	1 209 000	
c) Other by type (Balance Sheet value)		
c1...		
- Estimated market value		
- Value at purchase price		
Total value at purchase price	1 209 000	368
Total value adjustments		
Total value at market price/estimated market value	1 209 000	368
Total Balance Sheet value	1 209 000	368

Note 9A.

CASH	2001	2000
a) Cash in hand	150	87
b) Cash at bank	40 910	23 793
c) Other cash	2 659	166
Total cash	43 719	24 046

Information on claims to assets of a legal and obligatory nature

Security granted to loans and credit drawn:

Type of security	Amount in PLN	Amount in foreign currency	Date
Proxy right to bank account	915 000		19.12.2002
Proxy right to bank account	173 404	43 000 USD	19.12.2002
Proxy right to bank account	119 589	30 000 USD	28.12.2004

Note 9B.

CASH (BY CURRENCY)	2001	2000
a) Cash in Polish currency	39 148	22 867
b) Cash in foreign currency	4 571	1 179
b1.unit / currency '000 / USD	636	110
'000PLN	2 535	457
b2.unit / currency '000 / DEM		1
'000PLN		1
b3.unit / currency '000 / EUR	304	142
'000PLN	1 071	547
b4. other currencies in '000PLN	965	174
Total cash	43 719	24 046

Note 10A.

CHANGE IN DEFERRED CORPORATE INCOME TAX ASSET	2001	2000
Deferred corporate income tax asset- beginning of the period	77 178	
a) increase, due to:	69 978	119 450
- excess of negative temporary deferences over those reversed	69 978	119 450
- adjustments to differences due to changes in accounting policies		
b) decrease, due to:	(94 865)	(42 272)
- netting of the balance of defered tax provision	(94 865)	(42 272)
Deferred corporate income tax asset - end of the period	52 291	77 178
Total deferred corporate income tax asset	52 291	77 178

Note 10B.

OTHER PREPAYMENTS	2001	2000
a) prepayments of costs, of which:	13 367	18 548
- research and development costs	9 616	12 889
- other	3 751	5 659
b) other prepayments, of which:	99 091	103 877
- unrealised interest on bank deposits	1 568	9
- valuation and settlement of derivative instruments	92 764	103 868
- other	4 759	
Total prepayments	112 458	122 425

EXEMPTION NUMBER: 82-4639

Note 11.

SHARE CAPITAL

Nominal value per share = 10 PLN

Issue series	Type of share	Kind of preferences	Amount of shares	Issue/Series' nominal value	Capital coverage method	Date of registration	Right to dividends (from date)
A*	Bearer	Ordinary	53 000 000	530 000	the statutory capital and part of state enterprise capital transferred into share capital	12-09-91	On registr. date
A	Bearer	Ordinary	147 000 000	1 470 000	transferring to share capital of the Company part of the reserve capital	16-05-97	01-01-97
Total amount of shares			200 000 000				
Total share capital				2 000 000			

*For purposes of comparison, the number of shares assumed following a stock split was authorised on the basis of resolution of the Extraordinary General Meeting of 30 April 1997 (date of registration 16 May 1997)

Information on changes in share capital between 1 January 2001 - 31 December 2001.

In 2001 there were no changes in the share capital of the Company. On 31 December 2001 the share capital amounted to PLN 2 000 000 000 and was divided into 200 000 000 ordinary bearer shares with a nominal value of PLN 10 each.

On 31 December 2001 shareholders holding 5% or more of the share capital, and at the same time entitled to 5% or more votes at the shareholders' meeting, in accordance with information held by the Company, were the following:

1. The State Treasury– 88 567 589 shares of KGHM Polska Miedź S.A. (as at 12 January 2001, excluding those shares remaining from the packet designated for entitled employees), representing 44.28% of the share capital of the Company, together with the same number of votes at the General Meeting.

2. Bankers Trust Company - depositary bank in the Depositary Receipt Program of the Company, which as at 31 December 2001 had issued 15 456 077 depositary receipts, representing 30 912 154 shares and 15.46% of the share capital of the Company, together with the same number of votes at the General Meeting.

3. Powszechna Kasa Oszczędności Bank Polski SA - 10 750 922 shares of KGHM Polska Miedź S.A. (as at 12 January 2001), representing 5.38% of the share capital of the Company, together with the same number of votes at the General Meeting.

Note 12.

RESERVE CAPITAL	2001	2000
a) Share premium account		
b) Statutory reserves	660 000	660 000
c) Reserve capital, created in accordance with statutory requirement, over the obligatory amount	524 267	93 007
d) Additional payments to reserve capital		
e) Other		
Total reserve capital	1 184 267	753 007

Note 13.

OTHER RESERVE CAPITAL BY TYPE	2001	2000
- reserve capital for the valuation of hedging transactions	(8 196)	(27 537)
Total other reserve capital	(8 196)	(27 537)

Note 14.

RETAINED PROFIT OR UNCOVERED LOSS FROM PRIOR YEARS	2001	2000
a) Retained profit (positive value)		6 203
b) Uncovered loss (negative value)		
Retained profit or uncovered loss from prior years		6 203

Note 15.

CHANGE IN PROVISIONS FOR CORPORATE INCOME TAX	2001	2000
Provisions for corporate income tax - beginning of the period		13 034
a. Increase, due to:	94 865	29 238
- excess of provisions created over those reversed	94 865	29 238
b. Decrease, due to:	(94 865)	(42 272)
- netting of balance of defered tax assets	(94 865)	(42 272)
Total provisions - end of the period		

Note 16A.

OTHER PROVISIONS (BY TYPE)	2001	2000
- provisions for costs of mines closure	233 935	223 928
- provisions for potential budget liabilities	36 930	24 707
- provisions for future long term employee benefits	640 190	479 175
- provisions for potential losses relating to activities in Congo		25 792
- provisions for disposals of fixed assets	8 323	10 330
- other long term provision	56 025	8 980
Total other provisions	975 403	772 912

Note 16B.

CHANGE IN OTHER PROVISIONS (EXCLUDING PROVISIONS FOR DEBTORS)

	Costs of mines closure	Potential budget liabilities	Future long term employee benefits	Potential losses relating to activities in Congo	Disposals of fixed assets	Other	Total other provisions
a) Other provisions - beginning of the period	223 928	24 707	479 175	25 792	10 330	8 980	772 912
b) Increase due to:	15 651	15 128	161 015		2 130	52 857	246 781
- creation of provisions	15 651	15 128	161 015		2 130	52 857	246 781
c) Utilisation due to:	(5 644)	(2 905)		(25 792)	(1 447)	(5 619)	(41 407)
- realisation of expenses	(5 644)	(2 905)		(25 792)	(1 447)	(5 619)	(41 407)
d) Release due to:					(2 690)	(193)	(2 883)
- elimination of threats, realisation of costs					(2 690)	(193)	(2 883)
e) Total other provisions - end of the period	233 935	36 930	640 190		8 323	56 025	975 403

Note 17A.

LONG TERM CREDITORS	2001	2000
a. Long term bank loans, of which:	119 589	
- from a dominant entity		
b. Other long term loans, of which:		
- from subsidiaries		
- from associated entities		
- from a dominant entity		
c. Creditors due to issued long term debt securities		
d. Creditors due to other securities and rights to assets		
e. Creditors related to financial lease agreements		
f. Other long term creditors, of which:		
- purchase of rights to deposits mining		
- software licence fee		
Total long term creditors	119 589	

Note 17B.

LONG TERM CREDITORS - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	2001	2000
a. Over 1 year, to 3 years		
b. Over 3 years, to 5 years	119 589	
c. Over 5 years		
Total long term creditors	119 589	

Note 17C.

LONG TERM CREDITORS (BY CURRENCY)	2001	2000
a) in Polish currency		
b) in foreign currency	119 589	
b1.unit / currency '000 / USD	30 000	
'000PLN	119 589	
b2.unit / currency '000 / DEM		
'000PLN		
b3.unit / currency '000 / EUR		
'000PLN		
b4. other currencies in '000PLN		
Total long term creditors	119 589	

Note 17D.

LONG TERM CREDITORS DUE TO BANK CREDITS AND LOANS

Name of entity (company) and legal form	Location of Office	Amount of credit/loan according to agreement		Payable amount of credit/loan		Interest rate	Repayment period	Security
		PLN	Currency	PLN	Currency			
Bank Handlowy S.A.	Warszawa	119 589	30 000 USD	119 589	30 000 USD	2.52563%	04-12-28	Proxy rights to bank account managed by Bank Handlowy S.A.Security period to 28.12.2004
Total		119 589		119 589				

Information on claims to assets of a legal and obligatory nature

Security granted to long term creditors drawn:

Type of security	Amount in PLN	Amount in foreign currency	Date
Proxy right to bank account	119 589	30 000 USD	28.12.2004

Note 17E.

LONG TERM CREDITORS DUE TO THE ISSUING OF LONG TERM DEBT SECURITIES

Corporate bonds by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights

Note 18A.

SHORT TERM CREDITORS	2001	2000
a. Bank loans, of which:	1 816 098	31 949
- from a dominant entity		
b. Loans, of which:		
- from subsidiaries		
- from associated entities		
- from a dominant entity		
c. Issued short term corporate bonds		
d. Other securities and rights to assets		
e. Goods, work and services, of which:	166 912	243 481
- to subsidiaries	45 174	65 094
- to associated entities	13 499	16 268
- to a dominant entity		
f. Advances received for deliveries		
g. Bills of exchange payable		
h. Creditors for taxes, customs duty	12 665	15 861
i. Creditors for dividends		
j. Creditors for wages	62 407	88 225
k. Creditors due to social insurance and other benefits	27 990	67 780
l. Long term creditors repayable in the present period, of which:		1 656
- due to bank credit and loans		1 656
m. Special funds	50 644	47 634
n. Other short term creditors, of which:	402 264	110 923
- mining royalty	10 755	16 234
- environmental fees	61 944	50 739
- deposit exploitation right	22 124	22 995
- unpaid instalment for increase of share capital	200 000	
- other (including salaries settlement)	107 441	20 955
Total short term creditors	2 538 980	607 509

Note 18B.

SHORT TERM CREDITORS (BY CURRENCY)	2001	2000
a) in Polish currency	1 610 255	580 688
b) in foreign currency	928 725	26 821
b1.unit / currency '000 / USD	219 520	6 299
'000PLN	875 071	26 099
b2.unit / currency '000 / DEM		111
'000PLN		219
b3.unit / currency '000 / EUR	15 104	90
'000PLN	53 196	347
b4. other currencies in '000PLN	458	156
Total short term creditors	2 538 980	607 509

KGHM Polska Miedź S.A. SA-R 2001 (in '000 PLN)

Note 18C.

SHORT TERM CREDITORS DUE TO BANK CREDITS AND LOANS

Name of entity (company) and legal form	Location of Head Office	Amount of credit/loan according to agreement		Payable amount of credit/loan		Interest rate	Repayment period	Security
		PLN	Currency	PLN	Currency			
0	1	2	3	4	5	6	7	8
CITIBANK N.A., ABN AMRO N.V., Citibank International PLC	London		200mln USD or equivalent in EUR, GBP, CHF	179 384	45 000	4.04375%	04-02-02	
				39 863	10 000	3.93500%	21-02-02	
				39 863	10 000	3.89125%	27-02-02	
				159 452	40 000	2.84750%	05-06-02	
				79 726	20 000	2.75125%	05-06-02	
				39 863	10 000	2.85625%	10-06-02	
				59 795	15 000	2.65875%	14-06-02	
				39 863	10 000	2.71000%	18-06-02	
				39 863	10 000	2.73000%	27-06-02	
				52 828	15 000	4.03100%	02-01-02	
Bank Handlowy S.A.	Warszawa	159 452	40 000 USD	159 452	40 000	2.17375%	28-06-02	
Bank PKO S.A. - organiser of consortium	Warszawa	115 000		115 000		12.98000%	19-12-02	Proxy rights to bank account managed by the Banks. Security period to 19.12.2002
		800 000		800 000		12.80000%	19-12-02	
Credit in foreign currency current account in Bank Handlowy SA	Warszawa	11 146	2 796 USD	11 146	2 796	2.29130%	01-01-02	
Total				1 816 098				

Information on claims to assets of a legal and obligatory nature

Security granted to short term creditors drawn:

Type of security	Amount in PLN	Amount in foreign currency	Date	Notes
Proxy right to bank account	915 000		19.12.2002	
Proxy right to bank account	173 404	43 000 USD	19.12.2002	Tranche unutilised to 31.12.2001

Note 18D.

SHORT TERM CREDITORS DUE TO THE ISSUING OF SHORT TERM DEBT SECURITIES

Corporate bonds by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights
0	1	2	3	4	5
Total					

Note 18E.

SPECIAL FUNDS (BY TYPE)	2001	2000
a. Social fund	50 589	47 280
b. Bonus fund		
c. Other fund	55	354
Total special funds	50 644	47 634

Note 19.

ACCRUALS AND DEFERRED INCOME	2001	2000
a. Accruals, of which:	192 607	242 757
- environmental fees	89	27
- wages with charges	213	87 423
- valuation and settlement of derivative instruments	149 457	130 962
- provision for unused vacations	13 706	16 166
- other	29 142	8 179
b. Deferred income, of which:	34 142	66 935
- unrealised exchange rate gains	31 451	77
- payments for future services and advances of over 50% of their value		63 866
- grants, subsidies, subsidies relating to capital expenditure and research projects	1 623	1 783
- other	1 068	1 209
Total accruals and deferred income	226 749	309 692

Note 20.

INFORMATION USED IN THE CALCULATION OF NET ASSETS PER SHARE AND DILUTED NET ASSETS PER SHARE	2001	2000
Shareholder's Funds	3 696 075	4 066 757
Shares outstanding	200 000 000	200 000 000
Net assets per share (in PLN)	18.48	20.33
Anticipated number of shares		
Diluted net assets per share (in PLN)		

The value of net assets per share was established as the relation between Shareholder's Funds on the balance sheet date to outstanding shares of KGHM Polska Miedź S.A.

EXPLANATORY NOTES TO THE PROFIT AND LOSS ACCOUNT

Note 21A.

REVENUE FROM THE SALE OF PRODUCTS (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	2001	2000
- Copper, precious metals and other smelter products	4 081 131	4 828 443
- Energy	42 452	46 505
- Processing of copper	2 603	363
- Salt	21 246	22 915
- Other products	36 128	30 050
Total revenue from the sale of products	4 183 560	4 928 276

Note 21B.

REVENUE FROM THE SALE OF PRODUCTS (TERRITORIAL STRUCTURE)	2001	2000
a. Domestic	1 473 675	1 676 346
b. Export	2 709 885	3 251 930
Total revenue from the sale of products	4 183 560	4 928 276

Note 22A.

REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	2001	2000
- wastes	7 185	8 306
- resale of material	17 021	11 819
- copper, cobalt	4 572	31 760
- other	5 334	2 602
Total revenue from the sale of materials and goods for resale	34 112	54 487

Note 22B.

REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (TERRITORIAL STRUCTURE)	2001	2000
a. Domestic	33 701	25 987
b. Export	411	28 500
Total revenue from the sale of materials and goods for resale	34 112	54 487

Note 23.

COSTS BY TYPE	2001	2000
a. Consumption of materials and energy	1 442 445	1 388 194
b. External services	859 461	783 516
c. Taxes and fees	202 552	215 743
d. Wages and salaries	1 038 052	939 241
e. Social insurance and other benefits	295 795	285 626
f. Depreciation	339 012	410 308
g. Other	60 377	65 708
Total costs by type	4 237 694	4 088 336
- Change in work in progress and finished goods	(171 551)	(36 236)
- Costs of production of products for interial use (negative value)	(53 565)	(61 773)
- Selling costs (negative value)	(70 548)	(62 843)
- General administration costs (negative value)	(420 064)	(399 862)
Costs of production of manufactured products sold	3 521 966	3 527 622

Note 24.

OTHER OPERATING INCOME	2001	2000
a) Income from the sale of fixed assets	2 407	1 211
b) Grants received	160	126
c) Release of provisions, due to:	5 411	34 661
- cessation of risks	4 150	29 521
- other	1 261	5 140
d) Other, of which:	18 733	31 404
- recovery from liquidation of fixed assets	815	1 449
- surpluses of current assets	11	5 967
- penalties and damages paid to the company	200	223
- return of real estate tax	12 523	
- other operating income	5 184	23 765
Total other operating income	26 711	67 402

KGHM Polska Miedź S.A. SA-R 2001 (in '000 PLN)

Note 25.

OTHER OPERATING COSTS	2001	2000
a) Cost of fixed assets sold	913	1 158
b) Adjustments to inventories value	3 942	2 151
c) Unplanned depreciation write offs	5 521	3 230
d) Provisions established due to:	261 864	131 422
- doubtful debtors	20 453	1 623
- future expenses for mine liquidation	15 651	36 992
- revaluation of provisions for future employee benefits	161 015	73 029
- other expenses and commitments	64 745	19 778
e) Other, of which:	40 119	42 303
- correction of costs for prior years	66	1 047
- other	40 053	41 256
Total other operating costs	312 359	180 264

Unplanned depreciation write offs in other operating costs refer to:

- scrapping of worn out fixed assets not fully depreciated	PLN 5 417 thousand
- free of charge transfer of fixed assets	PLN 104 thousand

Note 26.

INCOME FROM SHARES IN OTHER ENTITIES	2001	2000
Income from shares in other entities, of which:	15 463	4 954
1. Subsidiaries	7 309	2 854
2. Associates	551	470
3. Dominant entity		
Total income from shares in other entities	15 463	4 954

Note 27.

INCOME FROM OTHER LONG TERM INVESTMENTS	2001	2000
Income from other long term investments, of which:		
1. Subsidiaries		
2. Associates		
3. Dominant entity		
Total income from other long term investments		

Note 28.

OTHER FINANCIAL INCOME	2001	2000
a. Interest from loans granted, of which:	4 903	
- from subsidiaries		
- from associates		
- from dominant entity		
b. Other interest, of which:	30 732	23 002
- from subsidiaries	1 221	412
- from associates	1 955	2 167
- from dominant entity		
c. Profit from the sale of securities, shares and other rights to assets	17 088	24 967
d. Adjustment in value of securities, shares and other rights to assets	9 833	
e. Foreign exchange gains	153 354	144 538
f. Release of provisions, due to:	125	1 368
- interest	125	1 368
g. Other, of which:	740 409	517 461
- income from realisation and valuations of derivative instruments	736 627	513 955
- other	3 782	3 506
Total other financial income	956 444	711 336

Re.c: Profit from the sale of short- and- long- term investments represents:

- revenue from sales	724 389	1 103 266
- value of purchase	707 301	1 078 299

Note 29.

FINANCIAL COSTS	2001	2000
a. Interest from bank or other loans, of which:	41 434	6 565
- to subsidiaries		
- to associates		
- to dominant entity		
b. Other interest, of which:	6 463	1 432
- to subsidiaries		
- to associates		
- to dominant entity		
c. Loss on securities and other rights to assets sold		
d. Adjustment in value of securities, shares and other rights to assets	63 061	4 604
e. Foreign exchange losses, of which:	166 357	169 363
- realised	117 760	100 652
- unrealised	48 597	68 711
f. Provisions established, due to:	6 504	11 934
- interest	6 504	11 934
g. Other financial costs, of which:	722 814	555 274
- costs from realisation and valuations of derivative instruments	721 428	554 893
-other	1 386	381
Total financial costs	1 006 633	749 172

Note 30.

EXTRAORDINARY GAINS	2001	2000
a. Profits resulting from accidents	1 216	2 206
b. Other, of which:	3	3
- release of provisions		3
- other	3	
Total extraordinary gains	1 219	2 209

Note 31.

EXTRAORDINARY LOSSES	2001	2000
a. Losses resulting from accidents	946	2 482
b. Other, of which:	224	35
- provisions for debtors in bankruptcy proceedings	210	35
- other	14	
Total extraordinary losses	1 170	2 517

Note 32.

CORPORATE INCOME TAX RECONCILIATION	2001	2000
1. Profit before taxation	(146 939)	795 090
2. Permanent differences between profit (loss) before tax and tax base	238 321	97 072
3. Temporary timing differences between profit before tax and tax base	(32 532)	23 623
4. Other differences between profit before tax and tax base, of which:	(8 937)	(12 631)
- Losses from prior years		
5. Tax base	49 913	903 154
6. Corporate income tax at the rate of 28%, 30%	13 976	270 946
7. Increase, tax exemptions, write offs and reductions of tax	4 221	(3 611)
8. Corporate income tax charge	18 197	267 335
9. Provision for deffered income tax	(7 015)	(29 238)
- Beginning of the period	(87 849)	(58 611)
- Increase	(215 927)	(103 601)
- Decrease	208 912	74 363
- End of the period	(94 864)	(87 849)
10. Deferred income tax asset	17 872	119 450
- Beginning of the period	165 027	45 577
- Increase	340 135	292 331
- Decrease	(358 007)	(172 881)
- End of the period	147 155	165 027
11. Corporate income tax matched to profit (loss) before taxation, (as shown in profit and loss account)	43 084	177 123

Information to note Nr 32 on the main differences between income taxation shown in the profit and loss account and income taxation set pursuant to tax regulations

MAIN DIFFERENCES	2001	2000
a) amount of deductions due to:		
- investment relief		
- investment premium (bonus)		(54 375)
b) other deductions:		
- amount of tax deductible donations	(8 937)	(12 631)
- reduced mineral excavation charge for mining deposits	(11 242)	(15 080)
c) causes and value of increase, surrender, release, write-off and reduction of income tax	4 221	(3 611)
d) amount of future creditors due to income tax as at end of the period, per year respectively 28% and 30%, due to:		
- positive timing differences	(94 864)	(87 849)
exchange rate differences	(24)	
accrued interest receivable	(6 907)	(968)
valuation of securities		
depreciation of fixed assets subject to investment relief	(34 164)	(38 589)
other	(53 769)	(48 292)
- negative timing differences	147 155	165 027
exchange rate differences	2 024	3 814
provosions	85 999	121 974
accrued interest payable	1 800	1
other	57 332	39 238
e) amount of future debtors due to income tax as at end of the period (excess negative transitory differences over positive transitory differences)	52 291	77 178
f) changes due to tax rate change		396
g) deferred tax assets written off due to improbability of recovering tax debtors		
h) information on income tax on extraordinary items	15	105

Note 33.

CHARGES ON PROFIT (INCREASE IN LOSS), DUE TO:	2001	2000
Total other charges on profit (loss)		

Note 34. (in PLN)

PROFIT DISTRIBUTION (COVERAGE OF LOSSES) FOR PRESENTED YEARS	2001	2000
Profit for distribution / losses for coverage	(190 023 060.71)	617 967 243.45
Distribution of profit / coverage of losses	(190 023 060.71)	617 967 243.45
- coverage of reserve capital / transfer to reserve capital	(190 023 060.71)	417 967 243.45
- shareholders' dividend		200 000 000.00

Note 35.

Information used in the calculation of profit per ordinary share and diluted profit per ordinary share

Item	Description	Number of shares	Registration date	Rights to dividends	2001	2000
1	Ordinary shares - Act of transformation of 9.09.1991*	53 000 000	12.09.1991	per registration date		
2	Ordinary shares - Resolution of the Extraordinary GSM of 30.04.1997	147 000 000	16.05.1997	01.01.1997		
3	Average weighted number of ordinary shares				200 000 000	200 000 000
4	Net profit (loss) for 12 months (in '000PLN)				(190 023)	617 967
5	Net profit (loss)per share (in PLN)				(0.95)	3.09
6	Average weighted number anticipated of ordinary shares					
7	Diluted net profit per share (in PLN)					

*For purposes of comparision, the number of shares assumed following a stock split was authorized on the basis of a resolution of the Extraordinary General Meeting of Shareholders of 30 April 1997 (date of registration 16 May 1997)

Net profit per ordinary share is calculated as the relation of net profit of the KGHM Polska Miedź S.A. for the last 12 months prior to the balance sheet date, given an average weighted number of ordinary shares of KGHM Polska Miedź S.A. remaining in the possession of shareholders in specific periods

Explanatory Note Nr 1
to the Cash Flows Statement

STRUCTURE OF CASH AND CASH EQUIVALENTS
IN THE STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM 1 JANUARY 2001 TO 31 DECEMBER 2001

Item	Description	Beginning of period	End of period	Change
1	2	3	4	5
1.	Cash in hand	87	150	63
2.	Cash at bank	23 793	40 910	17 117
	a) current accounts	8 222	3 944	(4 278)
	b) fixed term accounts, of which:	15 571	36 966	21 395
	- up to 3 months	15 551	36 966	21 415
	- over 3 months	20		(20)
3.	Other cash and cash equivalents, of which:	166	2 659	2 493
	a) other currencies	166	141	(25)
	b) cheques			
	c) cash in transit		2 518	2 518
	d) other			
4.	Total cash and cash equivalents shown in the statement of cash flows (1+2+3)	24 046	43 719	19 673

Explanatory Note Nr 2
to the Cash Flows Statement

DESCRIPTION OF THE ACTIVITIES OF KGHM POLSKA MIEDŹ S.A. BY TYPE OF ACTIVITY: OPERATING, INVESTMENT AND FINANCIAL, AS SHOWN IN THE STATEMENT OF CASH FLOWS

A. Net cash flow from operations

Certain items from part A of the Cash Flows Statement are connected with the balance sheet, the profit and loss account, and also with the accounting books.

In 2001 the Company generated a cash surplus from operations in the amount of PLN 344 620 thousand.

The basic operating activities of the Company are:

-non-ferrous metals ore mining
-metals ore mining
-copper production
-the production of precious metals
-salt production
-the smelting of light and non-ferrous metals, and
-wholesale sales based either on direct payments or on contracts.

B.Net cash flow from investing activities

The cash flow account from investing activities shows a cash deficit in the amount of PLN 2 039 569 thousand of which:

1. Inflows from investing activities PLN 745 593 thousand

Inflows were achieved from the following types of operations:

- sale of short term investments (commercial papers)
- sale of tangible and intangible fixed assets
- inflow from dividends on shares held in other entities

2. Outflows from investing activities of PLN 2 785 162 thousand

Outflows from investing activities involved:

- purchase of short term investments
- purchase of tangible fixed assets, intangible fixed assets and long term investments or increase in share capital
- long term loans granted
- costs of scrapping tangible fixed assets

C. Net cash flow from financing activities

The cash flow account from financing activities shows an surplus in the amount of PLN 1 714 622 thousand of which:

1. Inflows from financing activities PLN 4 111 549 thousand were achieved from:

- drawing of short and long term bank loan
- realised positive exchange rate differences on bank loan

2. Outflows from financing activities PLN 2 396 927 thousand relate to:

- repayments of short term bank loan
- realised negative exchange rate differences on bank loan
- paid interests on bank credit
- payment of dividends to shareholders.

Explanatory Note Nr 3
to the Cash Flows Statement

CLARIFICATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES
AND CHANGES IN THE STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM 1 JANUARY 2001 TO 31 DECEMBER 2001

Prepayments and accruals

Item	Description	Change
1	Prepayments	(34 854)
2	Accruals	(50 150)
3	Income tax adjustments to prepayments	(24 887)
4	Prepayments and accruals shown in the statement of cash flows [2-(1-3)]	(40 183)

Short term debtors

Item	Description	Change
1	Total change in debtors per balance sheet, of which:	(66 136)
	- short term debtors per balance sheet	(43 274)
	- long term debtors per balance sheet	(22 862)
2	Debtors due to income tax	14 955
3	Debtors from investment activities	105
4	Change in debtors from operating activities in the statement of cash flows [1-2-3]	(81 196)

Short term creditors and special funds

Item	Description	Change
1	Short term creditors per balance sheet	1 928 461
2	Loans	(1 656)
3	Bank credit	1 784 148
4	Creditors due to income tax	
5	Creditors due to investing activities	133 281
6	Creditors due to dividend	
7	Special funds	3 010
8	Total creditors from operating activities in the statement of cash flows [1-2-3-4-5-6+7]	15 698

Explanatory Note Nr 4
to the Cash Flows Statement

DESCRIPTION OF CORRECTIONS, INFLOWS AND OUTFLOWS, WHOSE TOTAL EXCEEDS 5% OF THE TOTAL AMOUNT OF CORRECTIONS, INFLOWS AND OUTFLOWS AS SHOWN FOR THE GIVEN ACTIVITY IN THE STATEMENT OF CASH FLOWS FOR 2001

Item	Financial statement item	2001	2000
I.	Other items of operating activities, of which:	69 799	(16 624)
	- write offs adjusting value of long and short term investment	54 791	4 604
	- adjustment to other reserve capital due to valuation of derivative instruments	19 341	(27 537)
	- exchange of dividends for increase in share capital	(7 600)	
	- adjustment of long term investment value	3 912	
	-settlement of surplus contribution in kind in connection with write down of shares	(1 888)	(1 439)
	- adjustment due to undistributed financial result from prior years		6 203
	- surplus in fixed assets (disclosure)		(1 031)
	- profit from liquidation of fixed asset	815	1 449
	- write offs adjusting value of tangible fixed assets		841
II.	Other outflow from investing activities, of which	(6 772)	(233 070)
	- advances on investments (change in balance)		(254)
	- advances for purchase of shares		(226 964)
	- costs of scrapping tangible fixed assets	(6 669)	(5 823)
III.	Other inflow from financing activities:	27 298	8 911
	- realised foreign exchange gains	27 298	8 911
IV.	Other outflow from financing activities:	(12 832)	(10 265)
	- realised foreign exchange losses	(12 832)	(10 265)

ADDITIONAL EXPLANATORY NOTES

TO THE ANNUAL FINANCIAL REPORT

SA-R 2001

Additional Explanatory Notes
Note Nr 1.

INFORMATION ON FINANCIAL INSTRUMENTS

1.RISK MANAGEMENT IN THE COMPANY

The main risk to which the Company is exposed in connection with its activities is the risk of changes in the prices of copper and silver and currency risk. Fluctuations in the prices of these metals have a significant impact on the financial results of the Company.

The Company employs a wide range of derivative financial instruments as risk management tools and for trading purposes. The policy and the strategy of using derivatives is defined and monitored by the Management Board.

1.1 Commodity price risk

The main risk is the effect of the generally-accepted in the metal industry method of pricing sales contracts, whereby prices are set based on average monthly prices (from the month of delivery of goods to the client) quoted on the London Metal Exchange (LME) in the case of copper, and on the London Bullion Market (LBM) in the case of silver. Both of these markets are quite small in comparison to the global financial market which, due to the influence of speculative activities by large investment funds on the above-mentioned metals markets, may bring about significant differences between prices set on the institutional markets and prices which are adequate to meeting the needs of a particular sector.
The Company manages its price risk using forwards and options contracts. Some of the instruments used by the Company create a zero-cost options structure, e.g. collar-type contracts.

Some of our clients expect that the price basis in the contracts will be defined in a non-standard way (in particular with a fixed price in the long term). To meet such expectations the Company enters into commodity swaps, which permit customers to be offered the requested price and the Company to receive an average price from the month of the delivery. At the date of the final settlement the additional profit (loss) from the derivative is offset by a corresponding loss (profit) from physical sale of the goods. As a results the Company always obtains an average price from the month of the delivery.

The instruments described above are classified and recognised in the financial statements as hedging instruments. Other transactions are treated as instruments held for trading purposes. Accounting policies applied in respect of these transactions are described in the Introduction.

1.2 Currency risk

Currency risk is important to the Company since it impacts on the Company's revenues from export contracts expressed in foreign currencies, while the basic currency for the Company is the Polish złoty. Other revenues from the domestic sales contracts for the Company's products, despite being expressed in the Polish złoty, are also dependent on the USD exchange rate.

This is the reason why the Company actively manages the currency risk.

The Company hedges projected revenues which are exposed to currency risk using currency forwards, options strategies and rarely by swaps. The Company intends to protect in this way its future sales expressed in foreign currencies.

1.3 Interest rate risk

KGHM Polska Miedź S.A. is exposed to the risk of changes in short term interest rates applied to debt with variable interest rates, as well as to changes in long term interest rates in the case of drawing new or refinancing existing debt.
The Company did not hedge interest rate risk in 2001.

1.4 Credit risk

KGHM Polska Miedź S.A. is exposed to three main areas of credit risk:
- the creditworthiness of customers with whom it undertakes products sales transactions, in particular should there exist a non-standard base price;
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, it undertakes of derivative transactions; and
- the creditworthiness of the businesses in which KGHM Polska Miedź S.A. holds investments, or whose securities it purchases.

Due to the derivative transactions it has entered into, the Company is subject to credit risk in case the parties to a contract failed to meet their obligations with respect to financial instruments. However, in view of the high creditworthiness of its counterparties and their number, the concentration of credit risk is not significant.

2. RECOGNITION OF DERIVATIVES IN THE BALANCE SHEET

All derivatives have been shown in the balance sheet and valued in their fair value. Balance sheet line items in which they are included are shown below:

Item	31 December 2001 [in '000 PLN]	31 December 2000 [in '000 PLN]
Other prepayments	92 764	103 868
Other accruals	(149 457)	(130 962)
Total	(56 693)	(27 094)

3. LIST OF DERIVATIVE FINANCIAL INSTRUMENTS AS AT THE BALANCE SHEET DATE

		31 December 2001		31 December 2000	
Type of financial instrument		Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]	Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]
INSTRUMENTS HELD FOR TRADING PURPOSES					
Commodity instruments – copper					
Forwards	I	19 127	(11 821)	50 532	(61 846)
Swaps - exchange of fixed prices for floating	II	1 491	(498)	3 403	
Bought call and put options	III	56 572		12 422	
Written call and put options	IV		(108 832)		(49 544)
Collar contracts	V				(5 659)
Spread transactions	VI			327	(2 616)
Commodity instruments – silver					
Forwards	VII	688		526	(1 307)
Written call and put options	VIII		(7 600)		(2 449)
Swaps - exchange of fixed prices for floating	IX	5 053			
Swaps - exchange of floating prices for fixed	X	1 984			
Currency instruments					
Forwards	XI		(2 121)	17 899	(6 599)
Written call and put options	XII		(2 077)		(942)
Collar contracts	XIII			9 520	

KGHM Polska Miedź S.A. SA-R 2001 in ' 000 PLN

CASH FLOW HEDGES					
Copper price risk					
Forwards	XIV		(16 444)		
Swaps- exchange of fixed prices for floating	XV	10	(53)	9 239	
Bought put options and collar transactions	XVI	7 839	(11)		
TOTAL		92 764	(149 457)	103 868	(130 962)

Other information in respect of derivative financial instruments

All instruments listed above are OTC contracts, and therefore there are no margins required by clearing houses. However, due to the sufficient liquidity of the market it is possible to close and settle above mentioned transactions at any given moment by entering into a proper transaction with a counterparty or by entering an appropriate opposite transaction.
All transactions relating to copper and silver price risk are denominated in US dollars.

Exercise prices of the instruments

The Company does not disclose some parameters of the instruments, because due to specific market conditions and the short term of the transactions the disclosure of such information could significantly impair the Company's competitive position.

(I) The net monthly notional amount of the outstanding forwards ranges from 0 thousand to 7.5 thousand tonnes. Contractual prices range from 1356 USD/t to 1542 USD/t. Prompt dates have been set from January to March 2002.

(II) The notional amount of the outstanding swaps is 20.2 thousand tonnes. Prompt dates have been set from January to March 2002.

(III,IV) The exercise price of written options ranges from 1363 USD/t to 2150 USD/t, while for bought options this ranges from 1450 USD/t to 2100 USD/t. Expiry dates for these contracts are between January 2002 and December 2002.

(VII) The net notional amount of the outstanding forward contracts amounts to 2.5 mln troy ounces. The average contractual price is 4.53 USD/troz. Expiry dates for these contracts were set for the first quarter of 2002.

(VIII) The notional amount of outstanding options amounts to 7.1 mln troy ounces for put options, and to 9.25 mln troy ounces for call options. Exercise prices for written options range from 4.15 USD/troz to 4.47 USD/ troz for put options, and from 4.51 USD/troz to 4.75 USD/troz for call options. Expiry dates for these contracts fall between January and November 2002.

(IX) The notional amount of the outstanding swaps is 5.22 mln troy ounces. Expiry dates for these contracts are between January 2002 and December 2002.

(X) The notional amount of the outstanding swaps is 4.575 mln troy ounces. Expiry dates for these contracts are between January 2002 and August 2002.

(XI) The net notional amount of the outstanding forwards is 110 mln USD. Expiry dates for these contracts were set for second quarter of 2002. The forward prices range from 4.1445 to 4.1765 (purchase of USD).

KGHM Polska Miedź S.A. SA-R 2001 in ' 000 PLN

(XII) The notional amount of the written call options is 80 mln USD. The exercise price of options is 4.65 USD/PLN. Expiry dates for these contracts were set for the first three quarters of 2002

(XIV) The monthly notional amount of outstanding forwards ranges from 6.65 thousand to 6.675 thousand tonnes. Expiry dates for these contracts were set between January 2002 and June 2002. Average contractual prices range in specific months range from 1363.5 USD/t to 1412.75 USD/t

(XV) The monthly notional amount of swaps ranges from 50 tonnes to 225 tonnes. Expiry dates for these contracts were set between January 2002 and March 2002

(XVI) The notional amount of outstanding put options (including collars) amounts to 22.57 thousand tonnes. Expiry dates for these contracts have been set from January to March 2002. The notional amount of written call options for collar transactions is 12 thousand tonnes. Expiry dates for these contracts have been set from January to March 2002.

Fair value estimation methodology

The fair value of outstanding financial derivative instruments at the balance sheet date was set in accordance with the principles outlined in the Introduction to the financial report.

4. CASH FLOW HEDGES

The Company accounts for cash flow hedges in accordance with principles outlined in the Introduction to the financial report. These principles require that the effective portion of the result from the valuation of financial instruments in the period in which such transactions are designated as cash flow hedges is recognised in equity. The amounts accumulated in equity this way are then transferred to the profit and loss when the hedged item is realised.

On the 1 June 2000 the General Meeting of Shareholders decided to establish a separate position in shareholders' funds relating to the valuation of hedging transactions.

The amount shown in equity in the current financial period relating to effective cash flow hedges equals PLN 8196 thousand (loss) and will be transferred to the profit and loss account upon the realisation of the hedged cash flows within the next 6 months.

The effectiveness of hedging instruments used by the Company in the financial period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or – in the case of options instruments – based on changes in options intrinsic value.

KGHM Polska Miedź S.A. SA-R 2001 in ' 000 PLN

Gains and losses on cash flow hedging instruments

	31 December 2001 [in'000PLN] Total	31 December 2001 [in'000PLN] Gains	31 December 2001 [in'000PLN] Losses
Accumulated result in equity achieved on cash flow hedging financial instruments, as at date of opening balance	(27 537)	8 448	(35 985)
Amount recognised in equity in the current financial period due to effective hedging transactions	(3 785)	25925	(29 710)
Gains / losses transferred from equity to the profit and loss account in the financial period	(23 126)	16 321	(39 447)
Gains / losses eliminated from equity adjusting the carrying amount of the hedged asset or liability			
Accumulated in equity gains and losses on cash flow hedges at the balance sheet date	(8 196)	18 052	(26 248)

KGHM Polska Miedź S.A. SA-R 2001 in ' 000 PLN

Additional Explanatory Notes
Note Nr 2

OFF - BALANCE SHEET LIABILITIES AND DEBTORS
AS AT DECEMBER 31, 2001

Item	Type of liability	Total amount	Date
1	2	3	4
I.	CONTINGENT LIABILITIES	48 751	
1.	Credit guarantees granted		
2.	Guarantees		
3.	Bills of exchange	10 791	X
-	Bank Rozwoju Eksportu S.A.	4 950	31.03.2008
-	Bank Rozwoju Eksportu S.A.	185	30.08.2002
-	Bank Rozwoju Eksportu S.A.	5 656	30.12.2002
4.	Contingent environmental fines	316	X
-	for polluting emmissions	195	31.12.2001
-	other	121	31.12.2002
5.	Disputed issues and remaining under legal contention	37 644	X
II.	OFF-BALANCE SHEET LIABILITIES	193 941	
7.	Commitments due to implementation of R&D projects	22 975	X
8.	Liabilities due to perpetual usufruct of land	170 966	X
III.	TOTAL LIABILITIES	242 692	X
IV	CONDITIONAL DEBTORS BEING IN DISPUTE DUE TO SETTLEMENT WITH STATE	52 500	X

Additional Explanatory Notes
Note Nr 3

INFORMATION ON LIABILITIES TO STATE OR MUNICIPAL AUTHORITIES

AS AT DECEMBER 31, 2001

At the end of the financial year the Company had no liabilities to State or municipal authorities due to gaining ownership rights over buildings and structures

Additional Explanatory Notes

Note Nr 4

INFORMATION ON REVENUE, COSTS AND RESULTS OF ACTIVITIES DISCONTINUED

FOR THE PERIOD FROM 1 JANUARY 2001 TO 31 DECEMBER 2001

In the financial year the Company neither ceased nor interupted, nor does it anticipate the cessation nor interuption in the foreseeable future, of all or part of its economic activities.

KGHM Polska Miedź S.A. SA-R 2001 in ' 000 PLN

Additional Explanatory Notes
Note Nr 5

COSTS OF PRODUCTION OF PRODUCTS FOR INTERNAL USE
FOR THE PERIOD FROM 1 JANUARY 2001 TO 31 DECEMBER 2001

Item	Description	Amount
0	1	2
1.	Products transferred to assets under construction	4 370
2.	Products transferred to inventories warehouse	39 602
3.	Research work capitalised as intangible assets	316
4.	Other	9 277
5.	TOTAL	53 565

KGHM Polska Miedź S.A. SA-R 2001 in ' 000 PLN

Additional Explanatory Notes
Note Nr 6

REALISED AND PLANNED CAPITAL EXPENDITURE
FOR THE PERIOD FROM 1 JANUARY 2001 TO 31 DECEMBER 2001

Item	Description	Realised in 2001	Planned investments in the next 12 months
0	1	2	3
I.	Tangible investments	432 773	342 000
a.	of which: environmental protection	14 408	19 750
II.	Equity investments	271 369	200 000

KGHM Polska Miedź S.A. SA-R 2001 in '000 PLN

Additional Explanatory Notes
Note Nr 7.1

INFORMATION ON MATERIAL TRANSACTIONS WITH RELATED ENTITIES IN 2001

Item	Name of Entity	Entity with which the transaction was concluded	Value of transaction			
			Sales	Subject	Purchase	Subject
1.	Transactions concluded by KGHM Polska Miedź S.A. with direct subsidiaries					
	KGHM Polska Miedź S.A.	TUW "CUPRUM"			10 364	property insurance
	KGHM Polska Miedź S.A.	Telefonia Lokalna S.A.			1 506 249	acquisition of bonds and revenues due to interest from bonds, services
	KGHM Polska Miedź S.A.	Energetyka Sp. z o.o.	2 211	services, leasing	42 884	energy
	KGHM Polska Miedź S.A.	CBPM "CUPRUM" Sp. z o.o.			12 684	R&D and design works
	KGHM Polska Miedź S.A.	MCZ S.A.			15 997	medical services
	KGHM Polska Miedź S.A.	CBJ Sp. z o.o.			27 302	testing
	KGHM Polska Miedź S.A.	AQUAKONRAD S.A.			5 531	reserve water supply to compensate mining damages, delivery of heat, granting of subsidies
	KGHM Polska Miedź S.A.	KGHM Polish Copper Ltd	756 627	copper products		
	KGHM Polska Miedź S.A.	KGHM Kupferhandels m.b.H.	250 177	copper products		
	KGHM Polska Miedź S.A.	Pol-Miedź Trans Sp. z o.o.	2 586	materials, products	204 181	transport services, goods, fixed assets
	KGHM Polska Miedź S.A.	PHM KGHM Metraco Sp. z o.o.	66 701	sulphuric acid,copper, scrap,rock-salt	318 183	copper scrap, chemical materials and machines
2.	Transactions concluded by KGHM Polska Miedź S.A. with indirect subsidiaries					
	KGHM Polska Miedź S.A.	PeBeKa Sp. z o.o.	14 760	energy, services, materials	175 661	mining works
	KGHM Polska Miedź S.A.	WMN S.A.	15 731	copper cathodes		
	KGHM Polska Miedź S.A.	Legmet Sp. z o.o.	2 996	energy,water,condensate	32 205	maintenance services, machines
	KGHM Polska Miedź S.A.	INOVA Sp. z o.o.			15 787	services and others
	KGHM Polska Miedź S.A.	ZANAM Sp. z o.o.			19 435	maintenance services, machines
	KGHM Polska Miedź S.A.	PCPM S.A.			2 249	promotion services
	KGHM Polska Miedź S.A.	ZUW Sp. z o.o.	2 323	services, energy	42 014	maintenance services
3.	Transactions concluded by subsidiaries of KGHM Polska Miedź S.A. with the entities from the Capital Group.					
	Energetyka Sp. z o.o.	Pol-Miedź Trans Sp. z o.o.			2 818	transport services, goods
	Energetyka Sp. z o.o.	AQUAKONRAD S.A.			18 721	purchase of property
	Energetyka Sp. z o.o.	Cuprum Bank S.A.			2 517	drawing of credit
	Pol-Miedź Trans Sp. z o.o.	PeBeKa Sp. z o.o.	2 541	transport services		
	Legmet Sp. z o.o.	PeBeKa Sp. z o.o.	2 804	machines, maintenance services		
	INOVA Sp. z o.o.	PeBeKa Sp. z o.o.	2 635	machines, maintenance services		
	INOVA Sp. z o.o.	DKE-Oława Sp. z o.o.	3 200	purchase of factory property		
	DSI S.A.	DKE-Oława Sp. z o.o.			1 872	acquisition of debt securities
	DFM Zanam Sp. z o.o.	PeBeKa Sp. z o.o.	4 096	materials, fixed assets, services		
	Telefonia Lokalna S.A.	PSKiT Cuprum 2000 S.A.	4 238	telecoms services	28 477	services, purchace of debt bonds
	Telefonia Lokalna S.A.	CBPM "CUPRUM" Sp. z o.o.			3 953	rental of space
	DSI S.A.	DFM Zanam Sp. z o.o.			2 228	acquisition of issuance of securities
	KGHM Metale S.A.	WFP "Hefra" S.A.			37 093	acquisition of discounted bonds and purchase of real estate
	KGHM Metale S.A.	WMN S.A.			3 000	acquisition of debt bonds
	KGHM Metale S.A.	Telewizja Familijna S.A.			26 000	acquisition of ordinary registered bonds
	WMN Sp. z o.o..	Energomedia Łabędy Sp. z o.o.	5 177	media, maintenance services		
	Legmet Sp. z o.o.	PHP "Mercus" Sp. z o.o.	6 294	purchase of goods	4 117	purchase of goods
	DSI S.A.	KWARCE S.A.			2 286	acquisition of debt securities and interest
	ZWG Sp. z o.o.	PHP Mercus spółka z o.o.	4 302	rubber products		
	DSI S.A.	Legmet Sp. z o.o.			4 709	acquisition of debt securities and interest
4.	Transactions concluded by KGHM Polska Miedź S.A. with direct associates					
	KGHM Polska Miedź S.A.	PAiPAutomatyka spółka z o.o.			5 442	maintenance services
	KGHM Polska Miedź S.A.	Fosroc-Ksante spółka z o.o.			12 513	
5.	Transactions concluded by KGHM Polska Miedź S.A. with indirect associates					
	KGHM Polska Miedź S.A.	PHP Mercus Sp z o.o.			254 620	goods and services
6.	Transactions of Capital Group entities with management or supervisory personnel of the issuer, their spouses, siblings, close blood relations or other closely-related persons.					
			n/a		n/a	

KGHM Polska Miedź S.A. SA-R 2001 in '000 PLN

Additional Explanatory Notes

Note Nr 7.2

DATA CONCERNING ENTITIES HAVING A CAPITAL RELATIONSHIP WITH THE ISSUER AS AT 31 DECEMBER 2001

Item	Name of Entity	Degree of management control %	Mutual debtors	Mutual creditors	Mutual costs	Mutual revenues
1	2	3	4	5	6	7
1.	CBiPM Cuprum Sp. z o.o.	100.00	600	2 743	12 684	7
2.	KGHM Polish Copper Ltd.	100.00	9 402			756 627
3.	Dolnośląska Spółka Inwestycyjna S.A.	100.00	5	43	212	32
4.	Miedziowe Centrum Zdrowia S.A.	100.00	39	1 354	15 997	388
5.	KGHM Metale S.A.	100.00				1
6.	Energetyka Sp. z o.o.	100.00	43 736	6 321	42 884	2 211
7.	PEW Aquakonrad S.A.	84.11	72	4	4 308	211
8.	Centrum Badań Jakości Sp. z o.o.	99.99	239	2 035	27 302	1 020
9.	KGHM Kupferhandelsges mbH.	100.00	35 628			250 177
10.	Pol-Miedź Trans Sp. z o.o.	100.00	7 193	3 249	204 181	2 586
11.	KGHM Congo sprl	99.98	28 752	130	388	
12.	HM KGHM Metraco Sp. z o.o.	91.58	5 693	8 473	318 183	66 701
13.	Telefonia Lokalna S.A.	100.00	239	200 280	3 249	596
14.	Cuprum Bank S.A.	29.34	3			23
15.	Fosroc-Ksante Sp. z o.o.	30.00	21		12 513	190
	Total	X	131 622	224 632	641 901	1 080 770

Additional Explanatory Notes
Note Nr 8

INFORMATION ON JOINT VENTURES IN 2001 NOT CONSOLIDATED FULLY OR BY THE EQUITY METHOD

In the financial year the Company did not have joint ventures with other entities

KGHM Polska Miedź S.A. SA-R 2001 in ' 000 PLN

Additional Explanatory Notes
Note Nr 9

AVERAGE EMPLOYMENT IN 2001

Item	Description	Average employment in the financial year	Average employment in the prior financial year
0	1	2	3
I.	Employment in total	18 528	18 684
1.	Employees:	18 510	18 661
a.	white-collar workers	4 130	4 117
b.	blue-collar workers	14 380	14 544
2.	Trainees	1	6
3.	Individuals on temporary contracts		
4.	Persons on maternity leave or unpaid leave	17	17

KGHM Polska Miedź S.A. SA-R 2001 in ' 000 PLN

Additional Explanatory Notes
Notes Nr 10 and 11

INFORMATION ON REMUNERATION AND ON ADVANCES, LOANS, CREDITS AND GUARANTEES GRANTED TO MANAGEMENT AND SUPERVISORY PERSONNEL OF KGHM POLSKA MIEDŹ S.A IN 2001

Item	Description	Management Board	Supervisory Board
1.	2.	3.	4.
1.	Remuneration including the amount paid out of profit from the company of the issuer:	3 239	935
1.1	by contract, for the fulfilment of management and supervisory functions in 2001	2 631	272
1.2	of recalled members of the Management Board in prior years	606	
1.3	due to other contracts *(of which: due to employment contracts with members of the Supervisory Board elected by the employees)*	2	663
2.	Remuneration including the amount paid out of profit from the issuer's subsidiaries and associates	386	29
3.	Transactions of the issuer, and subsidiary and associated entities, with spouses, relatives related in a straight line to the first or second degree, or related due to the providing of care, adoption or guardianship, of management or supervisory personnel.	331	

In the financial year the Company did not grant advances, credits, loans and guarantes for members of the Management Board and Supervisory Board

KGHM Polska Miedź S.A. SA-R 2001 in ' 000 PLN

Additional Explanatory Notes
Note Nr 12

SIGNIFICANT EVENTS OF PRIOR YEARS ACCOUNTED FOR WITHIN THE FINANCIAL REPORT FOR THE FINANCIAL PERIOD FROM 1 JANUARY TO 31 DECEMBER 2001

Item	Description of events	Effect on financial result (+ , -)
0	1	2
1.	Corporate income tax for 1999 and 2000	(4 221)
2.	VAT with sanctions for prior years	(2 001)
3.	Real estate tax with interest	32 777
4.	Interest of tax from prior years	(2 915)
5.	Individual income tax with interest	(5 961)
6.	Adjustment to costs from prior years	(12 784)
7.	Interests of settlements for prior years	(397)
8.	Adjustment to income from prior years	3 083
9.	Provision for interests from prior years	(4 806)
10.	Provision for liabilities and costs from prior years	(18 087)
11.	Adjustment to long term investments valuation	2 833
12.	Compensation for damages due to prior years	252
13.	TOTAL	(12 227)

KGHM Polska Miedź S.A. SA-R 2001 in ' 000 PLN

Additional Explanatory Notes

Note Nr 13

SIGNIFICANT EVENTS WHICH OCCURRED AFTER 31 DECEMBER 2001 AND WHICH WERE NOT ACCOUNTED FOR IN THE FINANCIAL STATEMENTS FOR 2001

1. On 1 February 2002 changes were made to the credit agreement of 21 December 2000 providing credit in the amount of USD 200 mln, organised for KGHM Polska Miedź S.A. by the banks ABN Amro Bank N.V. and Citibank N.A. The fee for altering the credit agreement is USD 300 thousand. The credit margin was changed from 0.75% (this level of margin was in force from December 2001) to 1.5%.

In addition, the credit agreement is also altered by the addition of new paragraphs having the following wording:
- if the Company disposes of any of the shares held by it in Polkomtel S.A., it shall apply forthwith an amount equal to the proceeds arising from any such disposal towards prepayment of all outstanding loans pro rata,
- the Company shall withhold from any dividend nor make any other payments (either in cash or non-cash form) on behalf of its shareholders, with respect to the year 2001.

2. The Supreme Administrative Court, Wrocław Branch, in a decision announced on 26 February 2002 overturned the decisions of tax authorities relating to tax liabilities of KGHM Polska Miedź S.A., and referring to payment from profit of a State-owned, joint stock company and corporate income tax for the year 1996. The amount claimed by KGHM Polska Miedź S.A. due to these overturned decisions is PLN 35 383 thousand.

KGHM Polska Miedź S.A. SA-R 2001 EXEMPTION NUMBER: 82-4639 in ' 000 PLN

NOTE NR 14 INFORMATION ABOUT RELATION BETWEEN LEGAL ANTECEDENT OF THE COMPANY AND THE COMPANY AND THE METHOD AND SCOPE OF TRANSFER OF ASSETS AND EQUITIES AND LIABILITIES.

The legal antecedent of the Company was a State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

NOTE NR 15 INFORMATION ON CORRECTIONS TO INFLATION LEVEL.

The financial statements and comparative financial data are not subject to correction due to inflation.

NOTE NR 16 CHANGES OF THE ACCOUNTING POLICIES AND METHODOLOGY FOR PREPARATION OF FINANCIAL STATEMENTS IN RELATION TO THE PRIOR YEAR.

During the financial period changes were made in the depreciation rates of balance sheet depreciation of fixed assets, in which existing rates based on the official table applied for purposes of corporate income taxation were superceded by rates applied to the actual period of exploitation of assets.

The result of changes in the current period is as follows:

– an increase in the value of fixed assets	PLN 89 424 thousand
– the creation of provisions for temporary differences income tax	PLN 20 637 thousand
– an increase in the financial result	PLN 68 787 thousand

NOTE NR 17 CHANGES IN RELATION TO PREVIOUSLY PUBLISHED FINANCIAL STATEMENTS

There are no differences between the presented financial statement and comparative financial data and previously published annual reports and no adjustment was made to the financial data.

NOTE NR 18 – INFORMATION ON THE FINANCIAL SITUATION OF THE SUBSIDIARY Telefonia Lokalna S.A.

In its financial report as at 31 December 2001 KGHM Polska Miedź S.A. showed the shares held in Telefonia Lokalna S.A. as at their purchase price. The Management Board of KGHM Polska Miedź S.A. is aware that the shares of Telefonia Lokalna S.A. represent a significant proportion of the assets of KGHM Polska Miedź S.A. while the commitment of the Company in financing the investments of Telefonia Lokalna S.A. through guarantees of credit and acquisition of bonds increases the risk of the entire investment

The Management Board of KGHM Polska Miedź S.A. hereby states that the strategy prepared for Telefonia Lokalna S.A. foresees a decrease in commitment by KGHM Polska Miedź S.A. in this company. Simultaneously the Management Board believes that as of today, the question of potential revaluation of the shares of Telefonia Lokalna S.A. is problematical. Being aware likewise of the losses of Telefonia Lokalna S.A., it believes that the value of the company should be viewed through the prism of the following considerations:

1. As Telefonia Lokalna S.A. has only been in operation for a short time (activities were initiated at the end of 1997), it is difficult to precisely define its market value. The company is still in a phase of intensive growth, aimed at acquiring the maximum number of new subscribers, which on the one hand is related to extremely high investment expenditures (and thus with initial losses), and on the other with the development of future potential capabilities (and thus the creation of value). This intensive increase in subscribers, both current and future, being based on sizeable expenditures on the building of a telecommunications network, and on the introduction by the new Management Board of the Company of a costs-cutting program, as well as the „Technical-Financial Plan of Telefonia Dialog S. A. for the years 2002 –2006" as accepted by the Management Board of the Company, forms the basis for the significant anticipated growth in the profitability of the company over the next few years. The losses incurred to date are the result of high expenditures on the

building of infrastructure. It is anticipated that the company will continue to incur net losses over the next few years. It must also be pointed out that a positive EBITDA is planned for 2002, which year by year will improve.

2. The Ministry of Infrastructure (on 21 January 2002) has extended until 30 June 2002 the deadline for payment of the licensing fee for fixed-line operators, in order to develop in the meantime a regulation which changes the licensing fee, for example, for investments in infrastructure or for strengthening the capital of telecommunications companies by investors. It is believed that these changes in the licensing fee will be quite favorable for the Company and should clearly lead to an increase in its value.
   Here it should likewise be recalled that, in accordance with the Telecommunications Law, as from the beginning of 2002 it is no longer necessary to obtain a license for the conduct of telecommunications activities (with respect to local calls, it is enough to receive permission from the Ministry of Infrastructure), which creates the possibility of an expansion unburdened with extra high costs (licencing fees) in the lucrative Polish fixed-line market (in Warsaw, among others). This also brings with it the risk of such entities entering those markets in which Telefonia Lokalna S.A. is now active, while also simultaneously giving it the opportunity to access the above-mentioned regions which are attractive in this country.

3. Work is currently underway on developing a plan to create an alternative telecommunications operator for Telekomunikacja Polska S.A. In accordance with the declared position of the Minister of the Treasury and the Minister of Infrastructure, the most likely scenario is based on the consolidation of those subsidiaries belonging to entities with a significant State Treasury stake into a single holding company. The potential of this new operator, given the broad range and size of its services, could represent a significant counterweight to the domination on the market of Telekomunikacja Polska S.A. with the result being an increase in the value of KGHM Polska Miedź S.A.

Taking into consideration the above-mentioned points, the Management Board of KGHM Polska Miedź S.A. believes that as of today it is difficult to place a definite value on Telefonia Lokalna S.A. The Management Board of KGHM Polska Miedź S.A. is aware of the threats connected with Telefonia Lokalna S.A. It is however necessary to underscore that until a potential investor is located or until consolidation of this sector, KGHM Polska Miedź S.A. will provide cautious financing to this company in such a way as to continue its growth. For this reason also, in this context it is believed that it is appropriate to show the value of shares of Telefonia Lokalna S.A. at the level of their purchase price.

ADDITIONAL INFORMATION NECESSARY TO ENABLE HOLDERS OF LISTED SECURITIES RESIDENT IN THE UNITED KINGDOM TO OBTAIN ANY RELIEF FROM UNITED KINGDOM TAXATION TO WHICH THEY ARE ENTITLED IN RESPECT OF THEIR HOLDING OF SUCH SECURITIES:

Holders of securities issued by KGHM Polska Miedź S.A. resident in the United Kingdom should discus with professional advisors if they can obtain any relief from United Kingdom taxation in respect of holding such securities.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
26 February 2002	Stanisław Speczik	President of the Management Board	
26 February 2002	Stanisław Siewierski	First Vice President of the Management Board	
26 February 2002	Witold Bugajski	Vice President of the Management Board	
26 February 2002	Grzegorz Kubacki	Vice President of the Management Board	
26 February 2002	Jarosław Andrzej Szczepek	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
26 February 2002	Zenon Sabiniarz	Acting Chief Accountant	

KGHM POLSKA MIEDŹ S.A.

MANAGEMENT'S REPORT ON THE COMPANY'S ACTIVITIES IN 2001

Lubin, February 2002

KGHM POLSKA MIEDŹ S.A. IN THE YEARS 1997-2001

		1997	1998	1999	2000	2001	2000=100%
Profit and loss account							
Revenues from sales	'000 PLN	4 089 469	3 641 672	4 113 297	4 982 763	4 217 672	84.6
Profit on sales	'000 PLN	904 959	240 384	347 500	941 142	173 386	18.4
EBITDA*	'000 PLN	1 203 165	562 402	540 246	1 238 588	226 750	18.3
Profit befire taxation	'000 PLN	914 023	310 048	(57 628)	795 090	(146 939)	x
Net profit	'000 PLN	501 800	178 750	(169 899)	617 967	(190 023)	x
Balance sheet							
Total assets	'000 PLN	4 936 662	4 974 870	4 883 709	5 756 870	7 556 796	131.3
Provisions	'000 PLN	216 453	206 181	712 902	772 912	975 403	126.2
Total liabilities	'000 PLN	629 369	568 717	473 902	607 509	2 658 569	x 4.3
Financial ratios							
EPS	PLN	2.51	0.89	(0.85)	3.09	(0.95)	x
Dividend per share **	PLN	0.25	0.10	-	1.00	x	x
P/E	x	5.2	14.0	(30.6)	8.3	(13.7)	x
Current liquidity	x	2.2	2.3	2.6	2.3	1.0	44.0
Quick liquidity	x	1.0	0.9	1.0	0.9	0.7	75.6
Debt ratio	%	14.2	13.5	14.3	15.9	38.2	x 2.3
Durability of financing structure	%	86.1	87.1	85.7	84.1	63.4	75.4
ROA	%	10.2	3.6	(3.5)	10.7	(2.5)	x
ROE	%	12.5	4.4	(4.9)	15.2	(5.1)	x
Production results							
Electrolytic copper production	t	440 644	446 837	470 494	486 002	498 451	102.6
Metallic silver production	kg	1 028 916	1 097 728	1 092 639	1 118 998	1 163 132	103.9
Macroeconomic data							
Copper price on the LME	USD/t	2 276	1 653	1 574	1 814	1 578	87.0
Silver price on the LBM	USD/kg	157	178	168	159	141	88.7
Exchange rate	PLN/USD	3.28	3.49	3.96	4.35	4.10	94.3
Other data							
Share price at end of period	PLN	13.50	12.50	26.20	25.80	13.00	50.4
Tangible investments	'000 PLN	648 575	487 498	378 957	584 136	432 773	74.1
Equity investments	'000 PLN	465 866	189 522	228 664	468 326	271 369	57.9
Electrolytic copper production cost	USD/t	1 685	1 590	1 472	1 417	1 544	109.0
Electrolytic copper production cost	PLN/t	5 527	5 556	5 836	6 156	6 328	102.8

** operating profit+ depreciation*

*** dividend for financial year*

TABLE OF CONTENTS

1. COMPANY DESCRIPTION

1.1. COMPANY ORGANISATION

Company activities
The activities of the Company comprise:

- metals ore mining,
- the production of copper, precious metals, other non-ferrous metals and salt,
- the casting of light and non-ferrous metals,
- management of metallic wastes and scraps and of industrial wastes,
- wholesale sales based on direct or contractual payments,
- financial holding associations,
- geological-exploratory activities, engineering and technical services for industry, mining and transport enterprises, environmental protection,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network, and
- professional emergency rescue services.

Organisational structure
The number of Company Divisions in relation to 2000 has increased. On 1 April 2001 a new Division was established called the Data Processing Center in Polkowice. This Division, by a ruling of the Regional Court for Wrocław Fabryczna Section IX (Economic) of the National Commercial Register, WR.IX NS-REJ. KRS/6022/1/873, dated 29 June 2001, was entered into the commercial register under the number KRS 0000023302 and maintained for KGHM Polska Miedź S.A. in Lubin.
In 2001 the multi-divisional structure of the Company, functioning under the name KGHM Polska Miedź S.A., comprised a Head Office and 10 Divisions. A detailed description of the organisational structure of KGHM Polska Miedź S.A. as at 31 December 2001 is presented in the chart below:

Chart 1. Organisational structure of the Company as at 31 December 2001


STATUTORY AUTHORITIES
GENERAL MEETING
SUPERVISORY BOARD
MANAGEMENT BOARD
HEAD OFFICE
ZGL
MINING DIVISION LUBIN
ZGPS
MINING DIVISION POLKOWICE - SIEROSZOWICE
ZGR
MINING DIVISION RUDNA
ZWR
ORE ENRICHMENT PLANT
ZH
HYDROTECHNICAL PLANT
HMG
COPPER SMELTER AND REFINERY GŁOGÓW
HML
COPPER SMELTER AND REFINERY LEGNICA
HMC
COPPER ROLLING MILL CEDYNIA
JRGH
EMERGENCY MINE-SMELTER RESCUE DIVISION
COPI
DATA PROCESSING DIVISION

These divisions, as the primary organisational and economic units of KGHM Polska Miedź S.A., carried out their activities with their own separate fixed and current assets, adapted to the type and extent of their given activities.

The Supervisory Board of the Company

By a Resolution of the Extraordinary General Meeting dated 8 December 2000 (repertorium A, number 12291/2000) the following persons were recalled from the Supervisory Board: Stanisław Domański, Jarosław Pawlik, Sławomir Suss, Wojciech Swakoń, Stanisław Trybuś and Jerzy Zdrzałka.

Simultaneously, the IVth Term Supervisory Board was appointed with the following persons:

- Stanisław Chomątowski,
- Sławomir Cieślak,
- Mirosław Kołakowski,
- Robert Kuraszkiewicz,
- Wojciech Kwiatkowski,
- Michał Otto

together with the following employee representatives:

- Wiktor Błądek,
- Józef Czyczerski,
- Ryszard Kurek.

The function of Chairman of the IVth Term Supervisory Board from 15 December 2000 was performed by Stanisław Chomątowski.

By a Resolution of the Extraordinary General Meeting of KGHM Polska Miedź S.A. dated 19 April 2001 (repertorium A numer 1680/2001) the following persons were recalled from the Supervisory Board: Mirosław Kołakowski, Michał Otto, Sławomir Cieślak. Simultaneously, the following persons were appointed to the Supervisory Board: Maciej Łopiński, Stanisław Trybuś, Marek Wierzbowski.

Due to the resignation of Wojciech Kwiatkowski from the Supervisory Board of KGHM Polska Miedź S.A. and the expiry of his mandate, the Extraordinary General Meeting of KGHM Polska Miedź S.A. on 14 August 2001 (repertorium A numer 3818/2001) appointed Marian Gorynia to the Supervisory Board.

By Resolutions of the Extraordinary General Meeting of KGHM Polska Miedź S.A. dated 11 December 2001 (repertorium A numer 6339/2001) the following persons were recalled from the Supervisory Board: Stanisław Chomątowski, Marian Gorynia, Robert Kuraszkiewicz, Maciej Łopiński, Stanisław Trybuś. Simultaneously the following persons were appointed to the Supervisory Board: Bohdan Kaczmarek, Witold Koziński, Janusz Maciejewicz, Jerzy Markowski, Jan Rymarczyk.

From 11 December 2001 the IVth Term Supervisory Board was composed of the following persons:

- Bohdan Kaczmarek,
- Witold Koziński,
- Janusz Maciejewicz,
- Jerzy Markowski,
- Jan Rymarczyk,
- Marek Wierzbowski

together with the following employee representatives:

- Wiktor Błądek,
- Józef Czyczerski,
- Ryszard Kurek.

The function of Chairman of the IVth Term Supervisory Board from 11 December 2001 was performed by Bohdan Kaczmarek.

Information on the remuneration and benefits, and on unpaid loans granted to persons serving in management and supervisory positions of the Company, may be found in the financial statements of the Company.

The Management Board of the Company

During the period from 1 January to 15 May 2001 the Management Board of KGHM Polska Miedź S.A. was comprised of the following:

- Marian Krzemiński – President of the Board – General Director,
- Mirosław Biliński – Vice President, Member of the Board, Deputy General Director for Production,
- Ryszard Jaśkowski – Vice President, Member of the Board, Deputy General Director for Development and Ecology,
- Ireneusz Reszczyński – Vice President, Member of the Board, Deputy General Director for Commerce and Marketing,
- Marek Sypek – Vice President, Member of the Board, Deputy General Director for Finance.

On 15 May 2001 by Resolution Nr 22/IV/01 of the Supervisory Board of KGHM Polska Miedź S.A. Marek Sypek was recalled from the Management Board of the Company.

In connection with an organisational change in the Head Office (Resolution of the Management Board Nr 246/IV/2001) Ryszard Jaśkowski from 12 June 2001 served as Vice President, Member of the Management Board, Deputy General Director for Telecommunications.

By Resolution Nr 48/IV/01 of the Supervisory Board of KGHM Polska Miedź S.A. dated 25 July 2001 Marek Fusiński was appointed to the Management Board.

On 11 December 2001 the Supervisory Board of KGHM Polska Miedź S.A. by Resolutions Nr 63/IV/01, 65/IV/01, 66/IV/01, 67/IV/01 and 68/IV/01 the following persons were recalled from the Management Board: Marian Krzemiński, Marek Fusiński, Ireneusz Reszczyński, Mirosław Biliński, Ryszard Jaśkowski. By Resolution Nr 64/IV/01 of the Supervisory Board of KGHM Polska Miedź S.A. dated 11 December 2001 Stanisław Speczik was appointed as President of the Management Board. By Resolution Nr 69/IV/01 of the Supervisory Board dated 11 December 2001 Stanisław Siewierski was appointed as First Vice President of the Management Board.

On 21 December 2001 the Supervisory Board of KGHM Polska Miedź S.A. by Resolutions Nr 70/IV/01, 71/IV/01 and 72/IV/01 the following persons were appointed to the Management Board: Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek.

From 21 to 31 December 2001 the Management Board of the Company was comprised of the following:

- Stanisław Speczik – President of the Board,
- Stanisław Siewierski – First Vice President of the Board, Vice President of the Board for Production,
- Witold Bugajski – Vice President of the Board for Development,
- Grzegorz Kubacki – Vice President of the Board for Employee Affairs,
- Jarosław Andrzej Szczepek – Vice President of the Board for Finance and Trade.

During the period from 1 January to 11 December 2001 the internal functions and tasks of members of the Management Board were as follows:

President of the Board – General Director - was responsible for the entire spectrum of Company operations in accordance with legal regulations and rulings by the Company's statutory bodies; the supervision of the fulfilment of tasks by his various deputies, executive and divisional directors; and carries out activities within the scope of the labour law.

Vice-president of the Board – Member of the Board, Deputy General Director for Finance was responsible for all economic and financial aspects of the Company's operations, and especially for financial policy, for the allocation and acquisition of capital, and the supervision of the functioning of the Company's information technology (IT) system.

Vice-president of the Board – Member of the Board, Deputy General Director for Production – was responsible for the organisation and flow of production in the Company's divisions, for technical and technological progress, supervision of compliance by subordinate units (divisions) of the various laws respecting mining, technical and technological regulations, proper management of the deposit and ore resources, wages policy and co-operation with the trade unions, and responsibility for observation of the Company's obligations and rights as understood by the „Law on Geology and Mining".

Vice-president of the Board – Member of the Board, Deputy General Director for Commerce and Marketing – was responsible for all tasks associated with the development and implementation of the Company's commercial and marketing policy through the making of tactical and operational decisions connected with the achievement of the Company's strategic marketing objectives, day-to-day management of the above, commercial and marketing planning, and supervision and control over the effectiveness of activities in this regard.

Vice-president of the Board – Member of the Board, Deputy General Director for Telecommunications – was responsible for all tasks associated with the telecommunications activities of the Company, and in particular for realisation of the Company's strategy in this regard, as well as for the planning, realisation and economic effectiveness of equity investments carried out in the telecommunications market.

From 21 December to 31 December 2001 the internal functions and tasks of members of the Management Board were as follows:

The President of the Board was responsible for the entire spectrum of Company operations in accordance with legal regulations and rulings by the Company's statutory bodies, took legal actions in accordance with the labor law, supervised the fulfillment of tasks assigned to specific Vice Presidents of the Board, to the General Director for the Management of Resources and Ecology, to the General Director for Ownership Supervision and Information Services, to the Director of the Management Board Office, to the Legal Department and to the Auditing and Internal Controls Department.

The Vice-president of the Board for Production – First Vice President of the Board was responsible for all tasks related to the organisation and flow of production, for technical and technological progress, for realisation of tasks assigned to the General Director for Mining, to the General Director for Smelting and to the directors of the mining and smelting Divisions. Was also responsible for observation of the Company's obligations and rights as understood by the „Law on Geology and Mining".

The Vice-president of the Board for Finance and Trade was responsible for supervising execution of the economic, financial and commercial policy of the Company, and for tasks assigned to the General Director for Finance and Trade.

The Vice President of the Board for Development was responsible for supervising all tasks related to: development, investment, R&D and scientific/technical co-operation, organisational/technical reconstruction of the Divisions of the Company and for realisation of tasks assigned to the General Director for Development.

The Vice President of the Board for Employee Affairs was responsible for supervising the execution of personnel policy, social policy, wages policy and community policy and for realisation of tasks assigned to the General Director for Employee Affairs.

1.2. BASIC OPERATIONS

Production results

The main objectives set by the Management Board with regard to production for the year 2001 were as follows:

- optimal utilisation of the Company's production capacity, and
- minimising of production costs in all phases of the production process.

The objectives set for the Company required fulfilment of the following tasks:

- improving the deposit exploitation system by:
  a) properly setting the size of technological pillars and the geometry of the area of exploitation, thereby minimising the risk of roof collapse,
  b) using a so-called partial backfill in areas with a thick ore deposit, and
  c) increasing the scope of selective exploitation (leaving a larger amount of barren rock underground) with the application of low-profile machinery properly matched to the thickness of the deposit.
- increasing work on drifts to prepare for the opening of new mining areas,
- adapting the production capacity of specific areas of the ore enrichment plants to the amounts and quality of ore supplied,
- the maintenance of concentrates production in required quantity and quality for smelter operations,
- further modernisation of the Ore Enrichment Plants,
- coordinating and increasing the purchase and distribution of copper wastes (in 2001 the smelters of KGHM produced a record amount of wastes: nearly 42 300 tonnes) ,
- further optimalisation of silver, gold and platinum-palladium slimes production technology,
- maintenance of the high quality of sulphuric acid production,
- full achievement of tasks aimed at minimising the Company's harmful influence on the natural environment,
- realisation of the plan to continuously enhance the quality and level of wire rod production,
- the co-ordination of divisional activities aimed at optimising the use of copper-bearing materials, and
- maintaining the high level of copper and silver recovery.

In order to exploit the production potential of its smelters, the Company, based on a processing agreement entered into with KGHM Polish Copper in London, processed an additional amount of approximately 10 thousand tonnes dry weight of concentrate from Mantos Blancos in Chile.

In 2001 the Company achieved unprecendented production results.

Details of the production results achieved in KGHM Polska Miedź S.A. in the years 1999-2001 are presented in the table below:

Table 1. Production results achieved in mining

	Unit	1999	2000	**2001**	2000=100%
Copper ore (dry weight)	'000 t	27 001	27 097	**28 734**	106.0
Copper content in ore	%	1.93	1.89	**1.86**	98.4
Copper concentrate (dry weight)	t	1 789 006	1 753 832	**1 831 593**	104.4
Copper content in concentrate	%	25.89	25.89	**25.88**	100.0

Table 2. Production results achieved in smelting

	Unit	1999	2000	2001	2000=100%
Copper products:					
electrolytic copper	t	470 494	486 002	**498 451**	102.6
wire rod	t	208 556	205 201	**218 099**	106.3
round billets	t	23 492	27 893	**28 247**	101.3
granular copper	t	1 567	1 587	**1 515**	95.5
Other					
metallic silver	kg	1 092 639	1 118 998	**1 163 132**	103.9
metallic gold	kg	489	367	**349**	95.1
platinum-palladium slime	kg	70	72	**70**	97.2
crude lead	t	13 800	12 527	**15 503**	123.8
Other products:					
sulphuric acid	t	532 300	544 400	**577 800**	106.1
copper sulphate	t	6 232	6 495	**6 689**	103.0
nickel sulphate	t	1 722	1 924	**1 850**	96.2
technical selenium	t	67	65	**65**	100.0

Product sales structure

In 2001 an increase was noted in the sales volumes of copper and silver. 491 170 tonnes of copper were sold, being a 2.2 % (10 413 t) increase on 2000. Silver sales increased to 1 145 tonnes and were higher than those of the prior year by 3.3% (37 t).

Table 3. Sales volume for primary products

	Unit	1999	2000	2001	2000=100%
Copper and copper products	t	472 175	480 757	**491 170**	102.2
of which: export	t	300 396	302 730	**304 241**	100.5
Silver	kg	1 099 360	1 108 718	**1 145 354**	103.3
of which: export	kg	1 042 400	1 036 539	**1 052 805**	101.6
Gold	kg	520	353	**392**	110.9
of which: export	kg	195	89	**1**	1.0

Table 4. Sales revenues for primary products

'000 PLN

	1999	2000	2001	2000=100%
Total	4 077 416	4 928 276	**4 183 560**	84.9
of which: export	2 757 978	3 251 930	**2 709 885**	83.3
Copper and copper products	3 100 295	3 983 803	**3 345 424**	84.0
of which: export	1 950 199	2 491 173	**2 057 640**	82.6
Silver	733 475	772 893	**664 604**	86.0
of which: export	695 424	721 841	**610 431**	84.6
Gold	17 867	13 787	**13 954**	101.2
of which: export	6 286	3 564	**29**	0.8
Other products and services	225 779	157 793	**159 578**	101.1
of which: export	106 069	35 352	**41 785**	118.2

In 2001 a 15.1% (or by PLN 744 716 thousand) fall was noted in revenues from the sale of copper products. This decrease occurred alongside a higher sales volume than the year before and lower copper prices than in 2000 on the global market. Revenues from the sale of silver also decreased. In relation to their level in 2000 they were lower by 14.0 % (PLN 108 289 thousand), despite the increase in the volume of this metal sold.

Geographical product sales structure

In 2001 sales volume on copper products amounted to 491 170 tonnes. Sales to the domestic market represented 38 % of total sales, with export sales representing 62 %. In 2000 these same figures were respectively: 37 % and 63 %.

Chart 2. Copper sales by country of destination in 2001


Germany
17%
France
14%
China
8%
Czech Republic
6%
Austria
5%
Hungary
5%
Sweden
2%
Other
5%
Poland
38%

The largest foreign recipients of copper in 2001 were Germany, France, China and the Czech Republic.

In 2001 sales were as follows:

- 243 436 tonnes of **cathode**, of which 31 299 tonnes (13 %) went to the domestic market, with 212 137 tonnes (87 %) being exported. Copper cathodes represented 50 % of copper products sales volume. The largest foreign recipients of copper cathodes were France (26 %), Germany (19 %), China (16 %), Austria (8 %) and Hungary (5 %).
- 218 791 tonnes of copper **wire rod**, of which 145 318 tonnes (66 %) went to the domestic market, with 73 473 tonnes (34 %) being exported. Wire rod represented 44 % of copper products sales volume. The largest foreign recipients of wire rod were Germany (13 %), the Czech Republic (11 %) and Hungary (5 %).
- 28 914 tonnes of **round copper billets**, of which 10 282 tonnes (36 %) went to the domestic market, with 18 632 tonnes (64 %) being exported. Billets represented 6 % of copper products sales volume. The largest foreign recipients of billets were Germany (22 %), France (19 %), Austria (11 %) and the Czech Republic (6 %).
- 1 145 tonnes of **silver**, of which 93 tonnes (8 %) went to the domestic market, with 1 052 tonnes (92 %) being exported. The largest foreign recipients of silver were Great Britain (40 % of silver sales in 2001), Germany (31 %) and Belgium (20 %).

Chart 3. Silver sales by country of destination in 2001


Belgiu
20%
Poland
8%
Other
1%
Great Britain
40%
Germany
31%

Macroeconomic sales situation

In 2001 a decrease was noted in copper prices on the global market. Average annual electrolytic copper quotations on the London Metals Exchange (LME) decreased to the level of 1 577.77 USD/t and were 13.0 % lower than in 2000, when they were at the level of 1814.26 USD/t.

In 2001 silver quotations on global markets achieved the level of 437.02 USc/troy ounce. Average annual silver prices on the London Bullion Market (LBM) were lower by 11.8 % in relation to 2000, when they amounted to 495.26 USc/troy ounce.

The average monthly quotations of copper on the London Metals Exchange and of silver on the London Bullion Market in the years 1999-2001 are presented in the following chart:

Chart 4. Copper quotations on the LME and silver quotations on the LBMA


Copper - USD/t
Silver - USD/kg
2 000
1 900
1 800
1 700
1 600
1 500
1 400
1 300
170
165
160
155
150
145
140
135
130
Copper
Silver
1999
2000
2001

The average USD exchange rate in 2001 amounted to 4.0978 PLN/USD and was lower by 5.7 % than that achieved in the prior year (4.3455 PLN/USD).

Position of the Company on the copper and silver markets

In 2001 global copper mining production (copper in concentrate) amounted to 13 778 thousand tonnes. KGHM Polska Miedź S.A., with production of 474 thousand tonnes, representing 3.4 % of global production, held seventh place globally in the production of this metal.

In 2001 global silver mining production (silver in concentrate) amounted to 18 538 tonnes (estimate). KGHM Polska Miedź S.A. produced 1 231 tonnes of silver, granting the Company second place globally in the production of this metal.

Contracts signed and impacting the Company's activities

In 2001 the following significant agreements were entered into by the Company:

1) Commercial agreements of the Company (described are the final agreements entered into in 2001 with the entities listed, as well as the total value of agreements entered into over the last 12 months prior to the said agreement).

- An agreement for the sale of wire rod in 2002 signed on 27 November 2001 between KGHM Polska Miedź S.A. and Elektrim Kable S.A. Warszawa. The value of this agreement varies, depending on the extent to which the available options are used, within a range of appx. 88.6 mln USD to appx. 107.0 mln USD.
  The total value of agreements entered into within a 12-month period with this entity varies, depending on the extent to which the available options are used, within a range of appx. 805.5 mln PLN do 1 081.2 mln PLN.
- An agreement for the sale of copper cathodes signed on 12 December 2001 between KGHM Polish Copper Ltd. London and KGHM Polska Miedź S.A. having an estimated value of 75.2 mln USD. The agreement foresees penalties for late payments.
  The total value of agreements entered into with KGHM Polish Copper Ltd. London within a 12-month period is estimated at appx. 159.8 mln USD.
- An agreement for the sale of copper cathodes in 2002 entered into on 18 December 2001 between KGHM Kupferhandelsges. m.b.H. and KGHM Polska Miedź S.A. having an estimated value of 35.5 mln USD. The agreement foresees penalties for late payments.
  The total value of agreements entered into within a 12-month period with Kupferhandelsges. m.b.H. amounts to 109.2 mln USD.

2) Bank loan agreements of the Company

- An agreement with Bank Handlowy w Warszawie S.A. dated 27 July 2001 for a bank loan in the amount of 70 mln USD for the period 31 July 2001 – 28 December 2001.

This credit bore an interest rate based on 1M LIBOR increased by a margin of 0.30 %. Interest was paid monthly, on the last working day of the month. The credit was unsecured. The agreement required neither provisions nor any other fee.

As a result of an agreement entered into on 28 December 2001 with Bank Handlowy S.A. the Company rolled over USD 70 mln in short term credit, thereby changing its maturity structure.

At present the maturity structure of the rolled over credit is as follows:

- short term credit drawn for six months in the amount of USD 40 mln bearing LIBOR +0.30%. Term of payment falls on 28 June 2002.
- medium term credit drawn for a 3-year period in the amount of USD 30 mln bearing LIBOR +0.60%. Term of payment falls on 28 December 2004. This credit is secured by a proxy over the bank account of the Company.

- An agreement dated 19 December 2001 for a two-currency (PLN, USD) syndicated credit from a consortium of Polish banks in the amounts of PLN 915.0 mln and USD 43.5 mln.

The consortium was comprised of Bank Pekao S.A. and PKO Bank Polski S.A. as organisers, and BRE Bank S.A., BIG Bank Gdański S.A., Bank Zachodni WBK S.A. and Kredyt Bank S.A.

The agreement was entered into for a period of 12 months. The funds obtained were used to purchase bonds of Telefonia Lokalna S.A.

This credit bore an interest rate based on LIBOR/WIBOR increased by a margin of 0.8 % during the first six months, and 1.0 % during the next six months. The agents fee was PLN 18 thousand, payable once per year. The annual commitment fee was 0.2 %. The organisational fee was 0.15 % of the amount of credit. This credit is secured by a proxy over the bank account of the Company.

3) Securities and guarantees granted by the Company

- A security agreement with Bank Handlowy w Warszawie S.A. entered into on 2 February 2001 for 40 mln USD. Based on this agreement KGHM Polska Miedź S.A. secured the liabilities of Telefonia Lokalna S.A. arising from a credit agreement for 40 mln USD between Telefonia Lokalna S.A. and Bank Handlowy S.A. entered into on 1 February 2001.
- A security agreement with Citibank Poland S.A. entered into on 2 February 2001 covering 30 mln USD. Based on this agreement KGHM Polska Miedź S.A. secured the liabilities of Telefonia Lokalna S.A. arising from a credit agreement for 30 mln USD between Telefonia Lokalna S.A. and Citibank Poland S.A. entered into on 1 February 2001.
- A security agreement with a consortium of banks, of which the Leading Bank is PKO Bank Polski S.A. entered into on 6 April 2001. The Company granted a security to the liabilities of Telefonia Lokalna S.A. in the total amount of PLN 800 mln. The security is valid till 31 March 2002.
- A security agreement with Bank Handlowy w Warszawie S.A. entered into on 2 July 2001 covering 70 mln USD. Based on this agreement KGHM Polska Miedź S.A. secured the liabilities of Telefonia Lokalna S.A. arising from a credit agreement for 70 mln USD between Telefonia Lokalna S.A. and Bank Handlowy S.A. entered into on 29 June 2001. The security was valid to 31 August 2001.

4) Credit agreements of a subsidiary – Telefonia Lokalna S.A.

- A bank credit agreement dated 6 April 2001 in the amount of PLN 800 mln for a period of six months with the possibility of extension until 28 December 2001 with PKO Bank Polski S.A. as leading bank, and with the following banks: Bank Zachodni WBK S.A., BRE Bank S.A., Kredyt Bank S.A., Bank PKO S.A. and BIG Bank Gdański S.A.

The credit bore an interest rate based on 1 month WIBOR increased by an annual margin of 0.55 %. The comittment fee was 0.25 % of the undrawn portion of the credit. The credit was secured by a guarantee from KGHM Polska Miedź S.A. The funds obtained were used for repayment of bridging credit in the amount of 150 mln Euro and for financing the current telecommunications activities of the company.

On 17 September 2001 the Management Board of Telefonia Lokalna S.A. made use of an option enabling extension of the Credit Agreement, as a result of which several of the financial conditions of the agreement were changed – the margin increased by 0.1 % to 0.65 %. Simultaneously the guarantee granted to Telefonia Lokalna S.A. by KGHM Polska Miedź S.A. was also extended.

- Credit Agreement dated 29 June 2001 for 70 mln USD with Bank Handlowy S.A.

The credit bore an interest rate based on 1 month LIBOR increased by a margin of 0.75 %. The preparation fee was 0.033 %. This agreement was the second credit agreement entered into in 2001 between Telefonia Lokalna S.A. and Bank Handlowy S.A. The previous agreement was entered

into for a period of 5 months (from 1 February to 30 June 2001) and directly covered the amount of 40 mln USD. An additional 30 mln USD in credit was granted by Citibank through its local subsidiary, Citibank (Poland) S.A., Citibank being the majority shareholder of Bank Handlowy. The Credit Agreement was secured by KGHM Polska Miedź S.A.

5) Agreements relating to the commercial paper program of a subsidiary – Telefonia Lokalna S.A.

- A Bond Issuance Agreement dated 26 July 2001 between Telefonia Lokalna S.A. and Bank Handlowy S.A. w Warszawie. This Bond Issuance Agreement was the third consecutive agreement entered into between Telefonia Lokalna S.A. and Bank Handlowy S.A. w Warszawie. The previous agreements related to credit granted to Telefonia Lokalna by Bank Handlowy and Citibank.

  The Issuance Agent was paid as follows:
  - fee for preparation and execution of the Program: 0.20 %,
  - placing fee: PLN 4 thousand.

  The agreement does not detail the ways in which the funds obtained are to be used. The Bond Issuance Agreement is a private placement, aimed at a small group of investors (under 300). The value of the bond issue was PLN 294 mln, representing the equivalent of 70 mln USD based on the average exchange rate of the NBP as announced on 27 July 2001. The issue took place on 31 July 2001 and was entirely obtained by KGHM Polska Miedź S.A.

- An agreement dated 31 July 2001 for the purchase of bearer bonds valued at PLN 294 mln (2 940 bonds of PLN 100 thousand each) between Telefonia Lokalna S.A. and KGHM Polska Miedź S.A.

  These bonds bear an interest rate of WIBID from the last working day of each month, at which time the interest cupon payment falls due. Maturity of the bonds was supposed to fall on 28 December 2001. On that day it was agreed that maturity would be extended until 28 June 2002. The funds obtained from this bond issue helped Telefonia Lokalna S.A. to repay its loan of 70 mln USD drawn from Bank Handlowy w Warszawie S.A.

- An agreement for the issue of bonds entered into on 19 December 2001 between Telefonia Lokalna S.A. and Bank Pekao S.A. (as paying agent and organiser) and PKO Bank Polski S.A. (as organiser). The agreement enables Telefonia Lokalna S.A. to issue the following bond tranches:
  - nominated in PLN having a maximum total value of PLN 915 mln,
  - nominated in PLN in an amount expressed as a USD equivalent, having a maximum total value of USD 43.5 mln (based on the NBP rate for USD/PLN).

The preparatory fee is 0.35% of the maximum value of the issue. The administrative fee is 0.04% annually. The sales fee is 0.10% x (Nominal Value) x (MaturityDate/360); this relates to bonds purchased by another entity than the purchaser – KGHM Polska Miedź S.A.

This will be a private placement issue of bonds. Telefonia Lokalna S.A. has been granted free choice as regards selection of the cupon reference rate as well as of the margin – these amounts will be independently set for each additional issuance of bonds.

The funds obtained by Telefonia Lokalna S.A. will be used for debt restructuring and for financing development of current telecommunications activities.

- An agreement dated 24 December 2001 for the purchase of bearer bonds valued at PLN 115 mln with a 6-month maturity, between Telefonia Lokalna S.A. and KGHM Polska Miedź S.A.

  These bonds bear an interest rate of WIBOR 1M increased by a margin of 0.8 %. Maturity of the bonds is on 24 June 2002. The purchase of these bonds was financed by credit drawn on 19 December 2001. The interest on these bonds is payable monthly, based on WIBOR from the last working day of the month.

- An agreement dated 28 December 2001 for the purchase of bearer bonds valued at PLN 800 mln with a 6-month maturity entered into between Telefonia Lokalna S.A. and KGHM Polska Miedź S.A.

  These bonds bear an interest rate of WIBOR 1M increased by a margin of 0.8 %. Maturity of the bonds is on 28 June 2002 The purchase of these bonds was financed by credit drawn on 19 December 2001. The interest on these bonds is payable monthly, based on WIBOR from the last working day of the month.

Similarly as in prior years, in 2001 there were no significant changes in the sources of supply of KGHM Polska Miedź S.A. in materials for production, goods and services. Likewise, there was no dependence noted on a single or small number of suppliers.

Transactions with related entities involving basic products are presented below.
Among these the largest transactions for KGHM Polska Miedź S.A. involve KGHM Polish Copper Ltd. comprising the sale of cathodes, wire rod round billets and silver. A list of all significant transactions with related entities may be found in the financial statements.

Table 5. Significant transactions with related entities concerning basic products – transaction size

	KGHM Polish Copper	**KGHM Kupferhandelsges.**	**KGHM Metraco**	**Walcownia Metali Nieżelaznych**
Cathodes (t)	80 169	24 243	306	2 416
Round billets (t)	623	3 287	-	-
Wire rod (t)	9 855	9 263	-	-
Total copper (t)	90 647	36 794	306	2 416
Silver (kg)	238 631	-	**8 240**	-

Table 6. Significant transactions with related entities concerning basic products – transaction value

'000 PLN

	KGHM Polish Copper	**KGHM Kupferhandelsges.**	**KGHM Metraco**	**Walcownia Metali Nieżelaznych***
Cathode	541 137	159 810	2 084	15 717
Round billets	4 254	23 947	-	-
Wire rod	70 686	66 420	-	-
Total copper	616 077	250 177	2 084	15 717
Silver	138 047	-	4 834	-
Concentrate processing services	2 503	-	-	-
Total	**756 627**	**250 177**	**6 918**	**15 717**

** does not include the sale of goods valued at PLN 14 thousand*

Changes in the level of Company computerisation

The Company continued implementation of tasks begun in prior years relating to modern, management-focused information technology and continued the restructuring of IT services.

On 23 March 2001 by Resolution Nr 117/IV/2001 of the Management Board of KGHM Polska Miedź S.A. a new Data Processing Division was added to the organisational structure of the Company. It was created from the assets and staff of the IT sections of the Divisions of the Company.

The following IT projects were carried out by the Company to insure the safe and effective operation of the SAP R/3 system and of other IT systems in KGHM Polska Miedź S.A.:

- Adaptation of the SAP R/3 system to meet the needs of its exploitation and development - in the course of this program a tender offer was made, computer equipment was selected (data base servers, application servers, mass memory, belt memory), computer equipment was installed and brought on-line. The services of IBM Polska Sp. z o.o. were chosen,

- The Data Processing Center was opened, enabling the realisation, in accordance with European Union standards of security, of IT servicing of the Company and of external entities,
- Transference of the data base to an S/390 installation – in the course of this project data on the existing SAP R/3 system was transferred to the IBM S/390 platform, testing was carried out and the working system was brought on-line.

In 2001, as part of the continued design work on the SAP R/3 system, further modules of this system were introduced in certain Divisions of KGHM Polska Miedź S.A.

In addition, IT work was also carried out to enhance the level of communications and telecommunications security in the Company.

1.3. EMPLOYMENT AND COMPENSATION

Employment

Employment in KGHM Polska Miedź S.A. at the end of 2001 was 18 514 persons, and was 0.3% lower than at the end of the previous year. Average annual employment in KGHM Polska Miedź S.A. was 18 510 and was lower than the level of employment in 2000 by 151 persons. This fall in employment was the result of the natural fluctuation in staff.

Table 7. End-of-period employment

	1999	2000	**2001**	2000=100%
Mines	12 061	11 814	**11 734**	99.3
Smelters	4 851	4 820	**4 724**	98.0
Other divisions	1 929	1 928	**2 056**	106.6
Total	18 841	18 562	**18 514**	99.7

Average compensation

Table 8. Average monthly compensation

PLN

	1999	2000	**2001**	2000=100%
Mining divisions	3 835	4 403	**4 943**	112.3
Smelting divisions	2 857	3 455	**3 848**	111.4
Total in KGHM Polska Miedź S.A.	3 599	4 185	**4 658**	111.3

Compensation in the Company was based on unified principles outlined in the Group Working Agreement for Employees of KGHM Polska Miedź S.A. In 2001 the increase in wages was the result of an additional protocol agreed upon by the Company with the trade unions to the GWA, based on which as of 1 March monthly wages were increased by 12 %. The year 2001 was characterised by a large increase in real wages, being the result both of a large increase in wages as well as lower-than-planned inflation.

2. INVESTMENT AND DEVELOPMENT

2.1. INVESTMENTS IN TANGIBLE ASSETS

In the year 2001 investments were financed by the Company's own funds; investment expenditures realised are shown in the table below:

Table 9. Investment expenditures

'000 PLN

	1999	2000	**2001**	2000=100%
Mining	262 665	396 008	**300 183**	75.8
Smelting	104 066	150 564	**101 466**	67.4
Other	12 226	37 564	**31 124**	82.9
Total	378 957	584 136	**432 773**	74.1

Investment activities in 2001 were continued in the following areas:

- realising the production program,
- reducing costs,
- environmental investments, and
- the development of data systems.

Details of realised investments are shown in the table below:

Table 10. Structure of realised investments

'000 PLN

	1999	2000	**2001**	2000=100%
Maintaining and increasing production capacity	253 428	395 236	**336 476**	85.1
of which:				
in mining	183 326	297 141	**259 313**	*87.3*
in smelting	69 575	98 095	**77 163**	*78.7*
Environmental protection	30 080	37 556	**14 408**	38.4
Investments aimed at reducing costs	65 943	49 329	**25 968**	52.6
Data systems	15 794	32 047	**14 808**	46.2
Other	13 712	69 968	**41 113**	58.8
Total	378 957	584 136	**432 773**	74.1

Amongst the most important investments aimed at maintaining production capacity which were realised in 2001 were the following:

- full exploitation of mining production capacity through appropriate shafts management and the modernisation of hoisting machinery,
- accessing new resources – the building of new shafts,
- development of the ore transportation system,
- the replacement of mining machinery,
- the modernisation of technology in the Ore Enrichment Plants,
- development of the flotation tailings pond retention dam,
- modernisation of the sulphuric acid plant,
- the modernisation of copper pyrometallurgy and electrorefining, and
- the modernisation of technology and techniques for crude lead production to make use of the lead-bearing materials stored at the Głogów smelter.

Investment activities in 2001 were also aimed at environmental protection. In the course of these projects the following was accomplished:

- a gases cleaning facility was built for the revolving anode furnaces at the Głogów smelter,
- modernisation of the grinder dedusting equipment in the Ore Enrichment Plants,
- investments were carried out aimed at reducing the negative impact of the tailings pond „Żelazny Most" on the environment.

The realisation of pro-ecological investments will enable the Company to significantly reduce its impact on the environment with respect to water, air and soil pollution and, in addition, to lessen the Company's environmental costs.

Amongst the most important investments reducing costs in the past year were:

- modernisation and exchange of the machine park in the mines,
- modernisation, automatisation and exchange of machinery, equipment and production systems in the Ore Enrichment Plants,
- exchange and modernisation of smelter equipment and systems and realisation of pro-ecological investments, and
- modernisation of the electrical energy infrastructure and main equipment.

With respect to investments in IT in the Company in the year 2001, the following were realised:

- development and modernisation of the IT system, and
- improved security and infrastructure management.

Among the remaining investment tasks are:

- modernisation and development of auxiliary facilities,
- purchases of low-value fixed assets, and
- expenditures on development work and future documentation.

The main directions of investment activities in the years 2002-2006 are as follows:

- long term maintainance of current copper and silver production levels,
- further rationalisation of production costs,
- optimal utilisation of existing production capacity,
- minimising the impact of the copper industry on the natural environment, and
- the acquisition and implementation of technology for the recovery of associated metals.

To pursue the above investment goals realisation of the following tasks is planned:

- building of the following shafts: R-IX, R-XI, SG-1 and SG-2,
- continuation of work on the mines' ventilation system,
- development of the anode furnaces' dedusting system at the Głogów smelter,
- modernisation of the lead section and converter dedusting system at the Głogów smelter,
- modernisation of the anode furnaces and development of the dedusting system at the Legnica smelter.

2.2. EQUITY INVESTMENTS

In the year 2001 investments by KGHM Polska Miedź S.A. in commercial entities amounted to PLN 271 369 thousand.

Acquisition of shares in the increased share capital of companies

- Telefonia Lokalna S.A.
  a) In March 2001 an increase in share capital was registered for Telefonia Lokalna S.A. by PLN 220 000 thousand; KGHM Polska Miedź S.A. obtained 2 200 000 shares in the increased capital, making payment in two instalments: in December 2000 in the amount of PLN 200 000 thousand and in January 2001 in the amount of PLN 20 000 thousand.
  b) In April 2001 the General Meeting passed a resolution to increase the share capital by PLN 350 000 thousand; in June, KGHM Polska Miedź S.A. paid PLN 150 000 thousand as the first instalment for acquisition of the new issue of shares. The subscription will conclude by the end of 2002. The increase in share capital was registered in November 2001.
- **Polkomtel S.A.** – in January 2000 the Extraordinary General Meeting of Shareholders of Polkomtel S.A. passed a resolution to increase the share capital by PLN 550 000 thousand. KGHM Polska Miedź S.A. in March 2001 paid the second instalment of PLN 80 891 thousand. Altogether KGHM Polska Miedź S.A obtained shares in the increased capital in proportion to its current equity commitment for PLN 107 855 thousand. The increase in share capital was registered in October 2001. The stake of KGHM Polska Miedź S.A. in the share capital after the increase remained unchanged, and amounts to 19.61%.
- **„TUW–CUPRUM"** – in October 2001 an increase in share capital was registered of PLN 8 160 thousand, of which KGHM Polska Miedź S.A. obtained shares for a total amount of PLN 7 600 thousand. This increase in capital took place through a transfer of reserve capital into share capital. The shareholders of the company obtained shares in proportion to their current equity commitment in the share capital.
- **„Energetyka" Spółka z o.o.** – in February 2001 the General Meeting of Shareholders passed a resolution to increase the share capital of the Company by PLN 546 thousand. All shares in the increased capital were obtained, and covered through a contribution in kind, by KGHM Polska Miedź S.A. This increase in capital had not yet been registered as at the date of this report.

The purchase of shares in a closed-end investment fund

In 2001 the Company purchased shares in the closed-end investment fund AIG Emerging Markets Infrastructure Fund L.P. for the total amount of USD 4 773 thousand, representing the equivalent of PLN 19 932 thousand.

The sale/retirement of shares

- **PAiP „Automatyka Miedź" Spółka z o.o.** – in June 2001 all 4 173 belonging to KGHM Polska Miedź S.A. were retired (representing 21.96% of the share capital) for a total amount of PLN 719 thousand.
- **„MIEDZIOWE CENTRUM ZDROWIA" S.A.** – in March 2001 2 shares of this company were retired, with repayment being made to DSI S.A. and TUW-CUPRUM (subsidiaries of KGHM Polska Miedź S.A.) in the amount, representing the nominal value of the retired shares, of PLN 0.2 thousand. KGHM Polska Miedź S.A. following this transaction owns 100% of the share capital of this company
- In September 2001 an agreement was entered into with Dominet S.A. for the sale of shares of **Cuprum Bank S.A.** The subject of the transaction was 5 234 shares having a nominal value of PLN 1000 each, belonging to KGHM Polska Miedź S.A. and representing 26.2% of the share capital and granting 29.3% of the votes at the General Meeting of the company. The buyer obtained the permission of the Banking Supervisory Commission for purchasing the shares of this bank. Conclusion of this transaction is planned for the end of the first quarter of 2002.

Reductions in share capital

- **„MIEDZIOWE CENTRUM ZDROWIA" S.A.** – in October 2001 a reduction in share capital was registered of PLN 17 629 thousand, of which PLN 17 200 thousand was used to cover losses from prior years, while PLN 430 thousand was placed into the reserve capital of the company. Currently the share capital amounts to PLN 43 162 thousand.
- **Dolnośląska Spółka Inwestycyjna S.A.** – in October 2001 a resolution was passed by the General Meeting to reduce the share capital by PLN 1 585 thousand, through a reduction in the nominal value of shares from PLN 100 to PLN 99 each; the amount thus owed to the shareholder KGHM Polska Miedź S.A. due to this reduction in capital will be satisfied by a transfer of assets associated with property located on plot nr 93/6 in Lubin (region 3) and by the payment of cash in the amount of PLN 28 thousand. This decrease in share capital had not yet been registered as at the date of this report.

Repayable increases in reserve capital

- in July 2001 KGHM Polska Miedź S.A. granted a repayable increase in reserve capital to „Energetyka" Spółka z o.o. in the amount of PLN 11 000 thousand, to be used for the purchase of water-sewage assets of AQUAKONRAD S.A. The total value of this purchase by „Energetyka" Spółka z o.o. of the above-mentioned assets amounts to PLN 22 282 thousand.
- in September 2001 POL – MIEDŹ TRANS Spółka z o.o. returned a repayable increase in reserve capital to KGHM Polska Miedź S.A. in the amount of PLN 20 500 thousand.

Long term loans and acquisitions of bonds

- **Polkomtel S.A.** – in June 2001 KGHM Polska Miedź S.A. paid PLN 40 200 thousand to Polkomtel S.A. as the first of two instalments of a loan, the second instalment of PLN 57 850 thousand being paid in August 2001, for the purpose of financing investments connected with the building of a UMTS network. The total amount of this shareholder loan was PLN 500 000 thousand. KGHM Polska Miedź S.A. provided 19.61% of this loan, representing its proportional ownership in the share capital of this company.
- Telefonia Lokalna S.A.
    a) In July 2001 KGHM Polska Miedź S.A. obtained a private placement issue of registered bonds of Telefonia Lokalna S.A. representing the equivalent of 70 000 thousand USD as per the average NBP exchange rate from 27 July 2001. The initial maturity date of 28 December 2001 was extended to 28 June 2002.
    b) In December 2001 Telefonia Lokalna S.A. decided to make a further issue of bonds. This agreement, entered into with an agent and organiser, enabled the issuance of the following bond tranches: denominated in PLN and having a total maximum value of PLN 915 000 thousand and denominated in PLN, in an amount expressed as the USD equivalent, having a total maximum value of USD 43 500 thousand. In the course of this issue KGHM Polska Miedź S.A. in December obtained bonds in the total amount of PLN 915 000 thousand. Maturity of these bonds falls in June 2002.

Dividends received

KGHM Polska Miedź S.A. received a total of PLN 7 861 thousand in dividends for 2001, of which from:

- KGHM Polish Copper Ltd. PLN 1 652 thousand,
- KGHM Metraco sp. z o.o. PLN 5 658 thousand,
- FOSROC-KSANTE spółka z o.o. PLN 551 thousand.

In addition, in connection with the conversion of reserve capital of „TUW–CUPRUM" into share capital, the entire amount of PLN 7 600 thousand, which increased the share capital of the company, was disclosed in the financial statement as a dividend.

The Company also received PLN 2 thousand in dividends from DWS Polska TFI S.A.

Revaluation of shares of KGHM Polska Miedź S.A. entities

Following analysis of the companies of the Capital Group, the Management Board of KGHM Polska Miedź S.A. decided:

- to revalue the shares of KGHM Metale S.A. in the balance sheet of the Company by PLN 59 839 thousand.
- to release the provision created for the permanent dimunition in value of DSI S.A. by -PLN 8 270 thousand.

After reviewing the estimation carried out by the investment fund AIG Emerging Europe Infrastructure Fund of the fair value of its investments, as well as the exchange rates as at the balance sheet date, a provision was created for the permanent dimunition in their value in the amount of PLN 3 222 thousand.

Liquidation of companies

In November 2001 the General Meeting of Przedsiębiorstwo Eksploatacji Wód AQUAKONRAD S.A. (a subsidiary of KGHM Polska Miedź S.A.) decided to initiate the process of liquidating the company. This decision was made due to the unprofitability of the core business of the company. As at the date on which the liquidation proceedings were begun, the value of the company as carried in the accounts of KGHM Polska Miedź S.A. was PLN 742 thousand.

The equity commitments of the Company as at 31 December 2001 are presented in the table below:

Chart 5. Capital Group structure as at 31December 2001

Equity interests of KGHM Polska Miedź S.A.

KGHM Polish Copper Ltd	100%	Dolnośląska Spółka Inwestycyjna S.A.	100%	Fundusz Inwestycji Kapitałowych KGHM Metale S.A.	100%
KGHM Kupferhandelsges. m.b.H.	100%				
POL-MIEDŹ TRANS Sp. z o.o.	100%	PeBeKa S.A.	100%	HEFRA S.A.	90%
CBPM CUPRUM Sp. z o.o.	100%	DKE OŁAWA Sp. z o.o.	100%	Polskie Centrum Promocji Miedzi S.A.	65%
"Energetyka" Sp. z o.o.	100%	INOVA Centrum Innowacji Technicznych Sp. z o.o.	100%	Walcownia Metali Nieżelaznych Sp. z o.o.	64%
K.G.H.M. CONGO s.p.r.l.	100%	ZM LEGMET Sp. z o.o.	100%	PHP MERCUS Sp. z o.o.	46%
"Telefonia Lokalna" S.A.	100%	"INTERFERIE" Sp. z o.o.	100%	Walcownia Metali "ŁABĘDY" S.A.	34%
CBJ Sp. z o.o.	100%	Zakład Usług Wielobranżowych Sp. z o.o.	100%	TELEWIZJA FAMILIJNA S.A.	12%
"MIEDZIOWE CENTRUM ZDROWIA" S.A.	100%	Zakład Wyrobów Gumowych Sp. z o.o.	100%	HUTA GLIWICE S.A.	<1%
"TUW-CUPRUM"	93%	DFM ZANAM Sp. z o.o.	100%		
KGHM "Metraco" Sp. z o.o.	92%	"KWARCE" S.A.	99%		
AQUAKONRAD S.A. (in liq.)	90%	"AGREA-LUBIN" S.A. (in org.)	49%		
FOSROC KSANTE Sp. z o.o.	30%	LCP S.A. (in liq.)	29%		
CUPRUM BANK S.A.	26%	NATUROPAK Sp. z o.o.	28%		
Polkomtel S.A.	19,6%				
PTR S.A.	12%				
PTE "EPOKA" S.A. (in liq.)	6%				

Future directions as regards equity investments

Investment objectives arise from the strategic assumptions of KGHM Polska Miedź S.A. and are focused on:

- the sale to strategic investors of entities in the Group which are not directly connected with the Company's core business, and
- investments in the telecommunications sector.

2.3. ENVIRONMENTAL PROTECTION

Company activities on behalf of environmental protection

Total expenditures on environmental protection in 2001 amounted to PLN 14 408 thousand. In addition, a broad range of tangible investments aimed at development and the maintenance of production are of a pro-ecological nature. Their total value was PLN 64 185 thousand.

Investment expenditures on environmental protection over the next several years and the main investment tasks in this regard are described in the section of this report relating to investment (point 2.1 of the report).

Proof of the effectiveness of the environmental investment program which has been carried out over the last ten years is the honor presented to the Company by the Minister of the Environment of the prestigious title "Leader of Polish Ecology" for realisation of the program "Protection of the atmosphere as an element of the complex environmental protection policy of KGHM Polska Miedź S.A.".

Environmental fees

Over the last several years environmental fees have been as follows:

- in 1999 PLN 61 096 thousand,
- in 2000 PLN 58 422 thousand,
- in 2001 PLN 65 272 thousand.

The largest item in environmental fees is that of tailings storage fees, which in 2001 amounted to PLN 47 812 thousand. Environmental fees also include the following: fees for excess water discharge from the tailings pond, for the storage of other wastes, for emmissions into the atmosphere, water intake and sewage discharge from the smelters.

The increase in fees in 2001 by 11.6 % was mainly due to the increase in fee rates (by 6.4 %) and to the increase in the amount of tailings wastes stored.

Environmental protection – legal aspect

As regards environmental protection, KGHM Polska Miedź S.A. possesses a regulated legal status.

Due to the fact that the tailings pond „Żelazny Most" is approaching its full capacity, the urgent necessity has arisen to obtain permission for its expansion. The Company is currently involved in negotiations with the local municipal authorities of Polkowice and Grębocice with regard to its expansion. It is anticipated that negotiations will be concluded in the first quarter of 2002.

The agreement signed in December 2000 with the municipal authorities of Rudna and agreement with the above-mentioned local authorities will enable the Company to obtain the necessary permission for expansion of the tailings pond.

The Głogów smelter, just as several other industrial facilities in the country, has joined a pilot program aimed at obtaining an integrated environmental permit. The requirement to obtain an integrated permit arises from the Law on environmental protection, adapted to the regulations of the European Union. Acquirement of this permit is anticipated for mid-2002.

Investment tasks

For the moment KGHM Polska Miedź S.A. has achieved its intended level of technical progress and environmental emmissions, as confirmed by the stablised level of emmissions and environmental fees in recent years.

The main ecologically-oriented investment tasks to be realised in coming years are, among others:

- completion of modernisation of the lead section in the Głogów smelter,
- on-going modernisation of the sulphuric acid plants in the smelters,
- completion of modernisation of the anode furnaces in the Legnica smelter,
- building of a facility for cleaning gases from the anode furnaces in the Głogów and Legnica smelters,
- oxygenation of the shaft furnaces and convertors in the Legnica smelter,
- building of a fifth settlement tank for sewerage wastes in the Głogów smelter, and
- expansion of the „Żelazny Most" tailings pond and continuation of activities to limit its impact on the environment.

2.4. RESEARCH AND DEVELOPMENT

In the year 2001 R&D activities in KGHM Polska Miedź SA concentrated on projects aimed at the following:

- reducing production costs,
- increasing production capacity,
- acquiring new ore resources,
- introducing new technology while improving that already in use,
- reducing the impact of the copper industry on the natural environment, and
- economic management of production wastes.

R&D work, as in prior years, was financed by the Company's own funds, with financial support by the Scientific Research Committee (KBN) in the realisation of several important projects. In 2001 R&D expenditures in KGHM Polska Miedź SA amounted to PLN 10 671 thousand.

Table 11. Expenditures on R&D

'000 PLN

	1999	2000	**2001**	2000=100%
Mining	8 838	11 964	**8 795**	135.4
Smelting	4 584	3 271	**1 876**	71.4
Total	13 422	15 235	**10 671**	113.5

Main projects realised in the area of mining:

- continuation of research related to ventilation of the mines of KGHM Polska Miedź S.A.,
- completion of the research program for the exploitation of deposits deeper than 1200 m,
- continuation of efforts aimed at limiting the threat of rock bursts in all mining Divisions,
- realisation of projects co-financed by KBN relating to improving the effectiveness of processing sandstone and dolomite copper ores,
- continuation of efforts on seeking new methods and processing technology enabling an increase in copper and precious metals recovery during the enrichment processes,
- initiation of research into the management of tailings wastes using solid or paste backfill technology, and
- continuation of work related to the storage of tailings wastes at the „Żelazny Most" tailings pond and on limiting its negative effect on the environment.

Main projects realised in the area of smelting:

- modernisation of lead production technology (project co-financed by KBN),
- intensification of the concentrates smelting process and the matte copper convertor process.
- completion of research into developing technology for the hydrometallurgical processing of copper-cobalt oxide ore,
- determining the level of gas/dust emmissions from the anode furnaces of the Company,
- research into ways of economically utilising the waste from the desulphurisation facility and development of technology and draft plans for the production of gypsum during the acid wastes neutralisation process.

The main directions in mining in 2002 will comprise:

- seeking more effective ways to exploit the deposit and to organise labor,
- work focused on improving the safety level of ore excavation in the mining Divisions,
- the implementation of ventilation systems in the mines of KGHM Polska Miedź S.A.,
- efforts aimed at seeking new methods and processing technology enabling an increase in the recovery of copper and precious metals during the enrichment processes,
- continuation of research into an alternative method of managing tailings,
- further work on the plan to optimally utilise the copper deposit until it is exhausted on the basis of new industrial criteria (resources in mining regions and reserve regions),
- development of a plan for modernisation and rebuilding of the Ore Enrichment Division, aimed at exploiting its processing capacity until the exhuastion of resources.

The main directions in smelting in 2002 will comprise:

- testing of selected elements for the hydrometallurgical recovery of metallic cobalt and/or its salts,
- optimising lead production technology to intensify production, improve recovery and make it environmentally clean,
- modernising copper electrorefining technology with respect to intensifying cathode production and reducing costs,
- developing technology and draft plans for gypsum production during the acid wastes neutralisation process, and
- continuing work on new briquetting technology through the use of new binding agents, including minerals.

3. FINANCIAL STATEMENTS AND ANALYSIS

3.1. BALANCE SHEET: ASSETS

Total assets increased in relation their amount at end-2000 by PLN 1 799 926 thousand. This increase was mainly in the current assets of the Company.

Table 12. Changes in assets and their structure as at end of period

'000 PLN

	1999	2000	2001	Share (%)	2000=100% (%)
Fixed assets	3 579 316	4 176 537	**4 735 473**	62.7	113.4
Intangible assets	62 254	46 192	**14 156**	0.2	30.6
Tangible fixed assets	2 599 365	2 783 416	**2 880 723**	38.1	103.5
Long term investments	887 109	1 323 733	**1 840 260**	24.4	139.0
Long term debtors	30 588	23 196	**334**	0.0	1.4
Current assets	1 250 369	1 380 730	**2 656 574**	35.2	192.4
Inventory	781 622	834 588	**925 401**	12.2	110.9
Short term debtors and claims	382 330	521 728	**478 454**	6.3	91.7
Short term investments	-	368	**1 209 000**	16.0	x
Cash and cash equivalents	86 417	24 046	**43 719**	0.6	181.8
Prepayments	54 024	199 603	**164 749**	2.2	82.5
Total assets	4 883 709	5 756 870	**7 556 796**	100.0	131.3

The increase in the significance of current assets is mainly the effect of financing the development of Telefonia Lokalna S.A. through the acquisition of bonds issued by that company. The bonds of this local telecoms operator are the only balance sheet item with respect to short term investments by KGHM Polska Miedź S.A.

A decisive factor in the increase of inventory value was the higher unit cost of production, representing the basis of valuation of inventories of finished products. To a lesser degree the level of inventory was impacted by higher physical inventories: electrolytic copper by 5 thousand tonnes and copper in concentrate by 3 thousand tonnes.

The fall in short term debtors and claims is mainly related to trade debtors for goods, wok and services. Their percentage share of the total fell from 56% in 2000 to 44% in 2001. The decrease in debtors and lower revenues from sales led to an improvement in the debtors turnover ratio, which is shorter (by 1 day) than that at the end of 2000 .

The increase in cash and cash equivalents is justified by planned payments in the first days of January.

Significant changes occurred in the structure of fixed assets, and in particular to long term investments, which increased by PLN 516 527 thousand. These increases relate mainly to the acquisition of shares in the increased share capital of telecommunications companies: Telefonia Lokalna S.A. (PLN 570 000 thousand) and Polkomtel S.A. (PLN 107 855 thousand). Reductions in long term investments are the result of adjustments due to revaluations of shares and of reductions in the capital of subsidiaries (altogether: PLN 77 885 thousand).

Of lesser impact was the granting of long term loans, the largest of which was a loan granted to Polkomtel S.A. for the building of a UMTS network.

The small increase in tangible assets is an effect of realisation of the investment program. Expenditures incurred for the creation and increase of fixed assets amounted in 2001 to PLN 432 773 thousand.

The main item in prepayments, as in 2000, was the deferred tax asset and the balance of trade hedging transactions valuation. Changes in these items led to an over 17-percent reduction in prepayments.

The decrease in the effectiveness of assets is shown in the following table:

Table 13. Asset effectiveness ratios

	1999	2000	**2001**
Assets turnover ratio	0.8	0.9	**0.6**
Fixed assets turnover ratio	1.1	1.2	**0.9**
Current assets turnover ratio	3.3	3.6	**1.6**
Liquid assets turnover ratio	8.8	9.1	**8.1**

(ratios calculated based on end-of-year balances)

3.2. BALANCE SHEET: SHAREHOLDERS' FUNDS AND LIABILITIES

In 2001 there occurred a decisive change in the structure of shareholders' funds and liabilities. The main source for the financing of Company assets, as in 2000, was shareholders' funds, although its percentage share of the total fell from 71% to 49%.

Table 14. Sources of financing of assets and their structure, as at end of period

'000 PLN

	1999	2000	**2001**	Share (%)	2000=100% (%)
Shareholders' funds	3 470 124	4 066 757	**3 696 075**	48.9	90.9
Share capital	2 000 000	2 000 000	**2 000 000**	26.5	100.0
Reserve capital	1 350 204	753 007	**1 184 267**	15.7	157.3
Other capital	724 273	689 580	**701 831**	9.3	101.8
Profit (uncovered loss) from prior years	(434 454)	6 203	**-**	x	x
Net profit (loss)	(169 899)	617 967	**(190 023)**	x	x
Provisions	712 902	772 912	**975 403**	12.9	126.2
Liabilities	473 902	607 509	**2 658 569**	35.2	x 4.3
Long term creditors	1 656	-	**119 589**	1.6	x
Short term creditors and special funds	472 246	607 509	**2 538 980**	33.6	x 4.1
Accruals and deferred income	226 781	309 692	**226 749**	3.0	73.2
Total shareholders' funds and liabilities	4 883 709	5 756 870	**7 556 796**	100.0	131.3

The lower level of shareholders' funds was mainly due to the negative financial result. In relation to the end of 2000 this item decreased by PLN 370 682 thousand.

The changes in reserve capital mainly relate to the retained profit distribution. Reserve capital, for this reason, rose by PLN 431 260 thousand.

Provisions are primarily the result of the revaluation of provisions for future employee benefits in the amount of PLN 640 190 thousand. The revaluation of this item led to an increase in the balance sheet total of PLN 161 015 thousand. A less important item was provisions for mine closure costs, which on the balance sheet date amounted to PLN 233 935 thousand.

The role of external funds as a source of assets financing significantly increased. The more-than-quadrupled level of liabilities is due to the drawing of short term credit. In 2001 the Company drew on syndicated credit (agreement dated 21 December 2000) as well as on short term credit for the financing of current activities. In addition, in December syndicated bank loan was drawn for the purpose of financing the purchase of bonds. This

line of credit is limited to PLN 915 000 thousand and 43 500 thousand USD. The PLN portion of this credit was exhausted by the end of the year and used entirely for the financing of bonds issued by Telefonia Lokalna S.A.

Changes in specific items in shareholders' funds and liabilities affected the assets financing ratios shown below. Particular attention should be drawn to the ratio of short term assets coverage by short term liabilities. Its increase, in relation to the level at the beginning of 2001, is due to the high level of indebtedness.

Table 15. Assets financing ratios

	1999	2000	**2001**
Level of assets coverage by equity	0.7	0.7	**0.5**
Level of fixed assets coverage by equity	1.0	1.0	**0.8**
Level of fixed assets coverage by long term capital	1.2	1.2	**1.0**
Level of current assets coverage by short term liabilities	0.4	0.4	**1.0**

(ratios calculated based on year-end balances)

3.3. ACHIEVEMENT OF FORECAST FINANCIAL RESULTS

KGHM Polska Miedź S.A. did not publish a forecast of financial results for 2001 due to the appearance of differing forecasts for basic macroeconomic parameters.

In its „Annual report for 2000" the Company gave its forecast of the basic factors affecting the financial results of the Company. A detailed comparison of planned versus realised targets is shown in the table below:

Table 16. Realisation of Company forecasts in 2001

	Plan for 2001*	**Execution in 2001**
Average annual Cu prices(USD/t)	1 850	**1 578**
Average annual Ag prices (USD/kg)	150	**141**
Dollar exchange rate (PLN/USD)	4.3000	**4.0978**
Copper cathode production (t)	485 000	**498 451**
Silver production (kg)	1 105 000	**1 163 132**
Investment expenditures ('000 PLN)	600 000	**432 773**

** puiblished in "Annual Report for 2000"*

Macroeconomic conditions in 2001, due to the global slowdown in economic growth, were significantly lower than anticipated. Copper prices were lower than the forecast by 14.7 %, silver by 6.3 % and the USD exchange rate by 4.7 %.

The Company limited the negative impact of these macroeconomic conditions by increasing production while simultaneously reducing the tangible assets investment program by 27.9 %.

In September 2001, in connection with the disclosure of the 7-month financial result of the Company, the Company presented steps taken to ensure that KGHM Polska Miedź S.A. would have a positive financial result. The Company did not achieve this result, instead showing a relatively high net loss due to the broad range of decisions taken by the Management Board to charge earlier unforeseen factors and events of an atypical nature to the month of December, causing a decrease of the financial results of the Company for 2001.

Details on the above-mentioned decisions are presented in the table below:

Table 17. Factors and atypical events impacting the financial results of the Company

	'000 PLN
Provisions created or increased for future expenses and liabilities, due to:	
- revaluation of provisions for future employee benefits – retiremment/disability rights, jubilee awards and coal equivalent payments paid after the period of employment	161 015
- future liabilities arising from subsidy agreements and agreements entered into between the Company and local municipal authorities connected with expansion of the tailings pond	38 816
- revaluation of long term provisions for mine closure costs	15 651
- contested tax on qualification of land located in a copper smelter protective zone, together with related interest	14 941
- liabilities towards the authors of the invention titled "Burner for low-calorie gases" and used by the Company, after unfavorable resolution of the dispute for the Company	9 582
- overdue trade debtors together with interest	21 753
- future costs of liquidating fixed assets in the course of liquidation	2 130
- increase in costs (a short term provision) for real estate tax on underground structures in the mines	10 967
- other provisions	4 480
Release or write-off of provisions, due to:	
- release of provisions created in prior years, after change in estimates of the future risk of costs and liabilities to be realised	5 536
- write-off of a short term provision created during the year, related to the lack of legal necessity to pay the annual employee bonus	94 585
Revaluation of financial assets, due to increase or to a permanent dimunition in value of shares, due to:	
- decrease in the value of shares of KGHM Metale S.A, arising from revaluation of the portfolio of shares of this company	59 839
- decrease in the value of shares of AIG Emerging Europe Infrastructure, due to revaluation to fair value of the investments of this fund	3 222
- increase in the value of shares of Dolnośląska Spółka Inwestycyjna S.A.	8 270
Decrease in the value of tangible assets	
- inventories of by-products and materials to their net market value	3 942
- tangible investments, in that part without economic effect	5 118
Decrease in depreciation related to application of new depreciation rates	**89 424**

The financial result is heavily impacted by the costs of electrolytic copper production in the Company. The yearly level of these costs is shown in the following table:

Table 18. Reduction in electrolytic copper production costs

	Unit	1999	2000	**2001**	2000=100%
Total unit copper production cost	PLN/t	5 836	6 156	**6 328**	102.8
	USD/t	1 472	1 417	**1 544**	109.0
	USc/lb	67	64	**70**	109.4
of which: cash cost* of copper production	PLN/t	5 114	5 433	**5 791**	106.6
	USD/t	1 290	1 250	**1 413**	113.0
	USc/lb	59	57	**64**	112.3
USD exchange rate	PLN/USD	3.9646	4.3455	**4.3000**	99.0

** Cash cost = total cost minus depreciation*

The total unit cost of copper production expressed in PLN rose by 2.8 %, or by 2.7 percentage points below the average annual rate of inflation, which means a real reduction in costs.

A list of the most important factors impacting on the unit cost in 2001 is presented below:

Table 19. Basic factors impacting unit costs in 2001

	PLN/t Cu
Factors increasing costs	
- a 17.9 % lower valuation of anode slimes containing silver and gold, due to the fall in the prices of these metals, respectively, by 16.8% and 8.7 %	283
- an increase in services connected with:	
- preparatory mining work	66
- mine repairs	25
Factors decreasing costs	
- release of the annual employee bonus provision	170
- decreased depreciation due to the use of new depreciation rates	166
- a decrease in the value of copper-bearing slimes consumed during smelter processing together with an increase in their physical consumption by 5.4 %	57
- a lower mining fee due to lower copper and silver prices, alongside an increase in the processing and refining fee.	37

The release of the annual employee bonus provision was due to the fact that the Company did not achieve a net profit for 2001, which is a basic condition for the payment of this bonus. Employee demands in this regard may cause an increase in copper production costs in 2002.

3.4. PROFIT AND LOSS ACCOUNT

Basic elements of the profit and loss account in the years 1999-2001 are presented below:

Table 20. Basic elements of the profit and loss account

'000 PLN

	1999	2000	2001	2000=100%
Revenues from the sale of products, goods and materials*	4 113 297	4 982 763	**4 217 672**	84.6
Operating costs	3 765 797	4 041 621	**4 044 286**	100.1
Profit (loss) from sales	347 500	941 142	**173 386**	18.4
Other operating income	31 540	67 402	**26 711**	39.6
Other operating costs	232 916	180 264	**312 359**	173.3
Operating profit (loss)	146 124	828 280	**(112 262)**	x
Financial income	207 086	716 290	**971 907**	135.7
Financial costs	410 710	749 172	**1 006 633**	134.4
Profit (loss) before extraordinary items and taxation	(57 500)	795 398	**(146 988)**	x
Extraordinary gains	2 161	2 209	**1 219**	55.2
Extraordinary losses	2 289	2 517	**1 170**	46.5
Profit (loss) before taxation	(57 628)	795 090	**(146 939)**	x
Taxation	106 945	177 123	**43 084**	24.3
Other obligatory deductions from profit	5 326	-	-	x
Net profit (loss)	(169 899)	617 967	**(190 023)**	x

** includes the result of hedging transactions – in 2000 a gain of PLN 13 353 thousand, in 2001 a loss of PLN 23 126 thousand*

In 2001 the Company earned:

- a profit from sales of PLN 173 386 thousand,
- a loss on other operating activities of PLN 285 648 thousand,
- a loss on financial activities of PLN 34 726 thousand.

In comparison to 2000 the following factors had a decisive impact on profit from sales:

- a fall in copper and silver prices,
- a fall in the USD exchange rate,
- an increase in the sales volume of copper and silver,
- an increase in the unit production cost.

Tabela 21. Basic factors affecting the result from sales of KGHM Polska Miedź S.A.

	1999	2000	2001	2000=100%
Copper production (t)	470 494	486 002	498 451	102.6
Silver production (t)	1 093	1 119	1 163	103.9
Copper price on LME (USD/t)	1 574	1 814	1 578	87.0
Silver price on LBM (USD/kg)	168	159	141	88.7
Unit copper production cost (USD/t)	1 472	1 417	1 544	109.0
Unit copper production cost (PLN/t)	5 836	6 156	6 328	102.8
Exchange rate per NBP (PLN/USD)	3.9646	4.3455	4.0978	94.3

The fall in copper prices by 13 %, silver by 11.3 % and the USD exchange rate by 5.6 % led to a decrease in revenues by PLN 858 488 thousand, which was partially compensated for by a higher sales volume. Revenues from sales, higher in relation to the amount of copper and silver sold in 2000, amounted to PLN 111 819 thousand.

The unit cost of copper production expressed in PLN rose by 2.8 %.

The loss in other operating activities was comprised of:	'000 PLN
♦ the result on sales and the liquidation of fixed assets	(9 881)
♦ the release and creation of provsions, of which for:	(256 453)
– future employee benefits (jubilee awards, retirement/disability rights, coal equivalent payments)	(161 015)
– future liabilities related to the expansion of the „Żelazny Most" tailings pond	(38 816)
– overdue trade debtors with interest	(21 753)
♦ subsidies	(10 183)
♦ discontinued production, investment and maintenance activities	(5 118)
♦ write-offs revaluing assets due to permanent dimunition of market value or of useful qualities	(3 942)
♦ other	(71)

Financial activities showed a loss of PLN 34 726 thousand, of which:	'000 PLN
♦ dividends received	15 463
♦ write-offs revaluing long term investments	(53 228)
♦ the sale of securities	17 088
♦ interest received and paid	(12 262)
♦ forward transactions	15 199
♦ exchange rate differences	(13 003)
♦ release and creation of provisions	(6 379)
♦ other	2 396

The revaluation of derivative instruments to their fair value increased the financial activities result by PLN 25 552 thousand, while realised forward transactions decreased it by PLN 10 353 thousand. In adition, during the financial period the Company made a negative adjustment to sales of PLN 23 126 thousand relating to settled trade and hedging transactions. Simultaneously the charge to reserve capital was lower by PLN 19 341 thousand due to the settlement and valuation of open cash flow hedging transactions.

The loss before taxation was increased by income tax in the amount of PLN 43 084 thousand. The tax on income calculated at a rate of 28 % of the taxable base amounted to PLN 13 976 thousand and was increased by PLN 24 887 thousand, or by the change in deferred tax assets, as well as by PLN 4 221 thousand due to additional taxation and to adjustment to an earlier tax return.

In accordance with the requirements of the tax law, the basis for taxation (taxable base) was established by the adjustment of profit before taxation („+" being an increase, „-" being a decrease in the taxable base):

Table 22. Adjustment to profit before taxation by the change in taxable base

	'000 PLN
Profit before taxation	(146 939)
Adjustment of revenues, of which:	(119 848)
increase (including for premium received on hedging transactions)	240 958
decrease (including accrued income from forward transactions, positive exchange rate differences, and interest accrued or not received	(360 806)
Adjustment of costs, of which:	336 804
increase (including adjustment for tax depreciation costs, release of provision for annual employee bonus, premium received on derivative instruments and utilised non-tax deductible provisions)	(282 179)
decrease by non-tax deductible expenses (including for created provisions, depreciation of fixed assets subject to investment relief, negative exchange rate differences, accrued financial costs of forward transactions)	618 983
Other adjustments (including for donations, decreased mining fee and adjustment to prior years)	(20 104)
Taxable income	49 913

Contested tax issues

There are twenty-three active tax issues which have been appealed by the Company to the Supreme Administrative Court, relating to:

- corporate income tax for the years 1996 – 1999,
- VAT for the years 1998 and 1999,
- the payment from profit of a State-owned, joint stock company for 1996 and 1997,
- interest on corporate income tax and on pay rises over the norm for the years 1991 – 1995,
- coverage of current tax liabilities with excess payment of corporate income tax for 1993 and VAT for the year 1994 arising from favorable decisions of the Supreme Administrative Court.

These issues being contested before the Supreme Administrative Court in connection with disputed administrative decisions are not subject to any potential negative financial consequences, as in every case they involve claims by the Company concerning additional taxes which have already been paid.

The total amount of claims arising from the appealed decisions amounts to PLN 52 918 thousand in principle debtors.

Proceedings before a court, a body appropriate for arbitration or a body of public administration

The total value of liabilities and debtors arising in connection with on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and administrative bodies of KGHM Polska Miedź S.A. as at 31 December 2001 amounts to PLN 609 522 thousand.

The total value of proceedings with respect to debtors amounts to PLN 478 416 thousand.

- The largest proceedings in this group are:
- An appeal by KGHM Polska Miedź S.A. of a decision by the Treasury Office in Legnica dated 6 July 1998 in the matter of a payment from profit for the year 1996 in the amount of PLN 23 877 thousand. The appeal is justified.
- A petition by KGHM Polska Miedź S.A. relating to compensatory claims due to improper execution of a licensing agreement dated 7 January 1999 with Colmet International Ltd., sent to the Regional Court for Warszawa Praga, Section I (Civil Cases) in Warsaw dated 30 November 2001, and to a summons for compensation against:
    - Krzysztof Pochrzęstów,

- Colmet International Ltd., and
- Jofie Lumana Kazadi.

The monetary value of this matter has been set by the Company at PLN 386 599 thousand. KGHM Polska Miedź S.A. has estimated this to be the amount of the financial consequences arising from the failure to properly execute the licensing agreement, which comprises costs to be incurred and potential liabilities. This petition will be the subject of compensatory proceedings before the Court, and it is assumed that, as a result, mutual claims with respect to the agreements entered into will be established.

The total value of proceedings with respect to liabilities represents an amount of PLN 131 106 thousand.

The largest proceedings in this group concern the dispute involving copper ore mining fees, in that part relating to silver, and valued at PLN 90 000 thousand (this being six issues combined for the purposes of a single resolution). The disputing party is the Regional Prosecutor in Legnica, who appealed the decision of the Minister of Environmental Protection, Natural Resources and Forestry. The six issues in these proceedings were initiated on 2 January 1999 (two), 2 February 1999, 11 March 1999, 18 May 1999 and 9 July 1999.

The Company in each case is seeking dismissal of the appeal, as silver cannot be treated as being subject to mining fees. KGHM Polska Miedź S.A., in accordance with geological documentation and licensing, is involved in the mining of a mineral deposit - copper ore – which alone may be subjected to a mining fee. Silver is a trace element which is found together with copper, along with lead and molybdenum, and is not subject to a 10% mining fee. In the opinion of the Company the risk of incurring an increased mining fee for prior years is insignificant, and does not exceed PLN 34 583 thousand shown in off-balance sheet liabilities representing the difference between mining fees paid for the value of copper ore in accordance with decisions from the 3rd quarter of 1998 to the end of 2001, and the estimated liability in this regard calculated from the value of concentrate production for this period.

The value of contested issues initiated in 2001 before the public courts, bodies appropriate for arbitration proceedings and administrative bodies of KGHM Polska Miedź S.A. represents an amount of PLN 446 990 thousand. In the prior year this amount was PLN 12 752 thousand

3.5. LIQUIDITY

Financial resources

The Structure of Company cash and cash equivalents is shown in the table below:

Table 23. Structure of Company cash and cash equivalents as at end of period

'000 PLN

	1999	2000	**2001**	2000=100%
Cash on hand	123	87	**150**	172.4
Cash at bank	13 390	8 222	**3 944**	48.0
Fixed term bank accounts	72 717	15 571	**36 966**	x 2.4
Other	187	166	**2 659**	x
Total	86 417	24 046	**43 719**	181.8

There was a desireable decrease in cash held in a'vista (on-demand) bank accounts, a result of the introduction of overnight deposits.

There was an increase in PLN-denominated fixed term bank accounts. Their high level was due to the accumulation of cash resources to meet payments due at the beginning of January, including mainly for the so-called 14th wage.

Financial income from the depositing of periodically free cash resources and short-term investments is shown below:

Table 24. Financial income from the depositing of periodically free cash resources and short-term investments

'000 PLN

	1999	2000	**2001**	2000=100%
On-demand accounts	2 661	1 085	**1 203**	110.9
Treasury bills	1 536	7 945	**17 088**	x 2.2
Fixed term bank accounts	13 668	13 380	**6 203**	46.4
Bonds	760	-	-	x
Total	18 625	22 410	**24 494**	109.3

Periodically free cash resources deposited in fixed term accounts and invested for short periods in securities generated financial income in the amount of PLN 23 291 thousand.

The increase in financial income was the result of the large scale of capital investment, mainly in the bonds of Telefonia Lokalna. A significant cause of the fall in financial income from bank deposits was the decrease in interest rates by the Monetary Council.

The amount of currency inflow, and income from interest on foreign currency a'vista bank accounts and bank deposits in 2001 is shown in the table below:

Table 25. The value of income into foreign curency bank accounts in 2001

in '000

	USD	DEM	GBP	EURO
Income on foreign currency bank accounts	551 656	48 896	8 933	170 178
Interest on a'vista bank accounts	207	8	6	35
Interest on bank deposits	191	55	4	131
Total	552 054	48 959	8 943	170 344

Foreign currency a'vista bank accounts are maintained only during times in which an unfavourable exchange rate prevails. Upon the appearance of a favourable rate, such foreign currencies are sold.

In 2001 the Company pursued a strategy of hedging itself against currency risk. As a result of currency hedge transactions, costs were incurred of PLN 107 593 thousand, with financial income of PLN 101 703 thousand.

Credit servicing in 2001

In 2001 The Company made use of **syndicated credit**, whose organisers were the banks: ABN AMRO BANK N.V. and Citibank N.A. Entered into on 21 December 2000, this agreement guarantees the granting of syndicated credit in various currencies in the amount of 200 mln USD.

In 2001 syndicated credit tranches were drawn only in USD and Euros. The interest period for these credit tranches was 1, 3 , 4 and 6 months. Interest was paid on time - pursuant to the agreement, following the interest period.

Syndicated credit is characterised by a low level of bank margin and a lack of security.

Syndicated credit servicing costs are as follows:

- interest rate on credit drawn equivalent to LIBOR rate,
- a margin of 0.375% of the amount of credit drawn,
- a commitment fee of 0.1875% of the amount of undrawn credit,
- an agent's fee of 30 thousand USD payable once per year, and
- a one-time initial fee of 1 100 thousand USD.

Due to the failure by the Company to meet one of the conditions of the Credit Agreement, the bank margin increased to 0.75% from December 2001. This condition related to the contractually agreed level of the Total Indebtedness/EBITDA ratio which was exceeded by the Company.

The Company simultaneously made a one-time payment of 0.2 % of the amount of credit, or 400 thousand USD, due to failure to maintain the Net Consolidated Material Value ratio to the end of the year.

The costs of servicing this syndicated credit in ABN AMRO BANK N.V. and Citibank N.A. in 2001 amounted to PLN 19 552 thousand, of which:

- Interest PLN 14 089 thousand,
- Initial fee PLN 4 522 thousand,
- Commitment fee PLN 692 thousand,
- Agent's fee PLN 123 thousand,
- Fee on early repayment PLN 126 thousand.

In 2001 the Company also made use of **short term credit** for the financing of current activities in the amount of 70 mln USD in Bank Handlowy w Warszawie. This agreement was entered into on 27 July 2001. Details of the above agreement are presented in the section on contracts in this report (point 1.2).

The costs of servicing this short term credit opened in Bank Handlowy w Warszawie for the financing of current activities amounted in 2001 to PLN 3 882 thousand, due to interest.

On 19 December 2001 the Company entered into a **Two-currency Syndicated Credit** Agreement in the form of a revolving line of credit. This credit was organised by the banks Powszechna Kasa Oszczędności Bank Polski S.A. and Bank Polska Kasa Opieki S.A. Details of this agreement are presented in the section on contracts in this report (point 1.2).

As at 31 December 2001 the PLN-denominated part of this line of credit was fully utilised, and amounted to PLN 915 mln, although the Company did not make use of the USD-denominated part of this credit line.

The Company has access to an open credit line in Bank Handlowy to a maximum of 5 mln USD. As at 31 December 2001, USD 2796 thousand had been drawn from this line of credit, or the equivalent of PLN 11 146 thousand.

Own bills of exchange in force on 31 December 2001

BRE BANK S.A. Wrocław branch, granted a banking guarantee for the liabilities of KGHM Polska Miedź S.A. towards the Customs Office in Legnica up to the amount of PLN 4 800 thousand, insuring the payment of liabilities on their due dates, which may arise in the period to 31 December 2002 due to customs duties, taxes and other customs-related fees towards the European Union.

As a form of security KGHM Polska Miedź S.A. issued a bill of exchange up to the maximum amount of PLN 4 950 thousand, and empowered the bank to execute the bill of exchange no later than 31 March 2008.

BRE BANK S.A. Wrocław branch, granted a banking guarantee for the liabilities of KGHM Polska Miedź S.A. towards the Customs Office in Wrocław up to the amount of PLN 5 600 thousand, insuring the payment of liabilities on their due dates, which may arise in the period from 15 July 2001 to 31 March 2002 due to customs duties, taxes and other customs- and interest-related fees, towards which a Debtor would be liable.

As a form of security KGHM Polska Miedź S.A. issued a bill of exchange up to the maximum amount of PLN 5 656 thousand, and empowered the bank to execute the bill of exchange no later than 30 December 2002.

3.6. FINANCIAL RATIOS

The basic economic indicators of KGHM in the years 1999 - 2001 are presented in the table below:

Table 26. Basic economic indicators for the Company

	1999	2000	**2001**
Current liquidity	2.6	2.3	**1.0**
Quick liquidity	1.0	0.9	**0.7**
ROA – return on assets (%)	(3.5)	10.7	**(2.5)**
ROE – return on equity (%)	(4.9)	15.2	**(5.1)**
Debt ratio (%)	14.3	15.9	**38.2**
Durability of financing structure (%)	85.7	84.1	**63.4**

Liquidity ratios show the relationship of current assets, or their more liquid part, to short-term liabilities. The significant increase in short term credit led to a deterioration of the liquidity ratios, the debt ratio and in the durability of financing structure ratio.

The revenues of the Company are characterised by a high sensititvity to changes in the price of copper and silver, as well as to the USD exchange rate. In addition, in recent years there have been changes made in accounting principles arising from international standards. Based on the new principles the requirement has arisen to create long term provisions for future liabilities and for the revaluation of assets to their fair value, which are a significant charge to the financial result of a company. The differences in the level of net profit for the years 1999 – 2001 are reflected in the ratios showing the levels of return on assets (ROA) and on shareholders' funds (ROE).

Capital market ratios

KGHM Polska Miedź S.A. has been a publically-listed company in Warsaw and London since July 1997. The Company's activities are characterised by the following capital market ratios, significant from an investor's point of view:

Table 27. Capital market ratios

		1999	2000	**2001**
EPS	Net profit (loss) / shares outstanding	(0.85)	3.09	**(0.95)**
P/CE	Price per share / financial surplus per share	23.2	5.0	**17.5**
P/E	Price per share / earnings per share	(30.6)	8.3	**(13.7)**
MC/S	Market capitalisation*/ revenues from sales	1.3	1.0	**0.6**
P/BV	Price per share / book value per share**	1.5	1.3	**0.7**

**Market capitalisation represents total shares outstanding times share price from the last day of the year.*
(200 mln shares x PLN 26.00 in 1999; 200 mln shares x PLN 25.80 in 2000; 200 mln shares x PLN 13.00 in 2001)
***Book value equals that of the balance sheet date.*

3.7. COMPANY FINANCIAL FORECASTS

The high sensitivity of KGHM Polska Miedź S.A. to external conditions beyond the Company's control, i.e. copper and silver prices and the exchange rate, means that the forecast financial results will be achieved given macroeconomic factors which are at least at anticipated levels.

Analysts' forecasts for 2002 assume that copper and silver prices will remain at levels similar to those in 2001.

Based on State budget assumptions, analyses of external conditions and on anticipated production and sales of the Company's basic products, a preliminary technical/economic plan for the year 2002 was developed.

In this preliminary plan, the following macroeconomic parameters are assumed:

- average annual metals prices in 2002 :
  - copper: 1 580 USD/t,
  - silver: 140 USD/kg,
- PLN/USD exchange rate: 4.15 PLN/USD,
- average annual rate of inflation: 4.5 %.

The forecast assumes realisation of the following by the Company:

- a production volume of 488 500 tonnes of electrolytic copper and 1 130 tonnes of silver,
- a unit cost of production of 1 558 USD/tonne,
- investment in tangible assets at the level of planned depreciation, or PLN 342 000 thousand.

Fulfilment of the above assumptions will enable the Company to achieve the following:

♦ revenues from sales	PLN 4 254 mln,
- of which: from the sale of products	PLN 4 219 mln,
♦ profit from sales	PLN 158 mln,
♦ profit before taxation	PLN 73 mln,
♦ net profit	PLN 52 mln.

Among the significant factors which could threaten achievement of the forecast are:

- further falls in already unfavorable copper and silver prices,
- continuation of a strong PLN versus other currencies,
- an increase in wages caused by employee demands, and
- a delay in the decision regarding the storage of tailings in the tailings pond „Żelazny Most".

4. KGHM ON THE SECURITIES MARKETS

4.1. COMPANY QUOTATIONS IN 2001

The Warsaw Stock Exchange and the London Stock Exchange are the two primary exchanges on which the shares and depositary receipts of KGHM Polska Miedź S.A. are listed. In 2001 the shares of the Company on both exchanges were similar.

Chart 6. Share quotations of KGHM Polska Miedź S.A. in Warsaw and London [1]


PLN
26
24
22
20
18
16
14
12
10
8
Warsaw
London
Jany
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec

Average daily volume for the Company's shares on the Warsaw Stock Exchange was 410 thousand.

A comparison of the quotations of KGHM Polska Miedź S.A. versus the Warsaw Stock Index (WIG) is shown in the following chart:

Chart 7. Share quotations of KGHM Polska Miedź S.A. versus WIG index


KGHM - PLN
WIG index
26
24
22
20
18
16
14
12
10
18 000
17 000
16 000
15 000
14 000
13 000
12 000
11 000
KGHM
WIG
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec

[1] Share quotations in London based on quotations of GDRs and average NBP rates.

4.2. COMPANY OWNERSHIP STRUCTURE

As at 31 December 2001 the following shareholders held a number of shares representing 5% or more of the share capital of the Company, as well as 5% or more of the total number of votes at the General Meeting of the Company:

1. **The State Treasury** – 88 567 589 shares of KGHM Polska Miedź S.A. (as at 12 January 2001, excluding shares remaining from the packet retained for entitled employees), representing 44.28% of the share capital of the Company together with the same number of votes at the General Meeting.
2. **Bankers Trust Company** - depositary bank in the Depositary Receipt Program of the Company, which as at 31 December 2001 had issued 15 456 077 depositary receipts, representing 30 912 154 shares and 15.46% of the share capital of the Company, together with the same number of votes at the General Meeting.
3. **Powszechna Kasa Oszczędności Bank Polski SA** - 10 750 922 shares of KGHM Polska Miedź S.A (as at 12 January 2001), representing 5.38 % of the share capital of the Company, together with the same number of votes at the General Meeting. The stake of Powszechna Kasa Oszczędności Bank Polski S.A. in the share capital of the Company exceeded the 5-percent threshold as a result of the transference of 10 500 000 shares of KGHM Polska Miedź S.A to PKO BP S.A. on 12 January 2001 by the State Treasury.

The amount and nominal value of shares of KGHM Polska Miedź S.A. being in the possession of management and supervisory personnel as at 31 December 2001, based on information held by the Company, is presented in the table below:

Table 28. The amount and nominal value of shares of KGHM Polska Miedź S.A. being in the possession of management and supervisory personnel as at 31 December 2001 is presented in the table below:

Position	First, last name	# of shares	Nominal value (PLN)
Vice President of the Management Board	Stanisław Siewierski	8 455	84 550
Vice President of the Management Board	Witold Bugajski	505	5 050
Vice President of the Management Board	Grzegorz Kubacki	710	7 100
Vice Chairman of the Supervisory Board	Jerzy Markowski	2 609	26 090
Member of the Supervisory Board	Józef Czyczerski	710	7 100
Member of the Supervisory Board	Ryszard Kurek	810	8 100
Member of the Supervisory Board	Janusz Maciejewicz	524	5 240
Member of the Supervisory Board	Marek Wierzbowski	519	5 190

As at 31 December 2001 the members of the Management Board and Supervisory Board of the Company were not in the possession of shares of the remaining entities of the KGHM Polska Miedź S.A. Capital Group.

The Management Board of KGHM Polska Miedź S.A. has no information of agreements signed in 2001 which could result in changes in the proportion of shares held by present shareholders in the future.

The Report on the Company's Activities in 2001

is presented by the Management Board, comprised of:

President of the Management Board	*Stanisław Speczik*	....
First Vice President of the Management Board	*Stanisław Siewierski*	....
Vice President of the Management Board	*Witold Bugajski*	....
Vice President of the Management Board	*Grzegorz Kubacki*	....
Vice President of the Management Board	*Jarosław Andrzej Szczepek*	....

Lubin, 26 February 2002

ANNEX A: METHODOLOGY FOR CALCULATION OF RATIOS USED IN THIS REPORT

Assets effectiveness ratios

$$\text{assets turnover ratio} = \frac{\text{net sales}}{\text{total assets}} \times 100$$

$$\text{fixed assets turnover ratio} = \frac{\text{net sales}}{\text{fixed assets}} \times 100$$

$$\text{current assets turnover ratio} = \frac{\text{net sales}}{\text{current assets}} \times 100$$

$$\text{liquid assets turnover ratio} = \frac{\text{net sales}}{\text{debtors and claims + cash and cash equivalents}} \times 100$$

Assets financing ratios

$$\text{level of assets coverage by equity} = \frac{\text{shareholders' funds}}{\text{total assets}} \times 100$$

$$\text{level of fixed assets coverage by equity} = \frac{\text{shareholders' funds}}{\text{fixed assets}} \times 100$$

$$\text{level of fixed assets coverage by long term capital} = \frac{\text{shareholders' funds + provisions + long term liabilities}}{\text{fixed assets}} \times 100$$

$$\text{level of current assets coverage by short term liabilities} = \frac{\text{short term liabilities and special funds}}{\text{current assets}} \times 100$$

Economic activity ratios

$$\text{return on sales} = \frac{\text{profit from sales}}{\text{revenues from the sale of products, goods and materials}} \times 100$$

$$\text{current liquidity} = \frac{\text{current assets}}{\text{short term liabilities and special funds}}$$

$$\text{quick liquidity} = \frac{\text{current assets - inventory}}{\text{short term liabilities and special funds}}$$

$$\text{ROA - return on assets} = \frac{\text{net profit}}{\text{total assets}} \times 100$$

$$\text{ROE - return on equity} = \frac{\text{net profit}}{\text{shareholders' funds}} \times 100$$

$$\text{debt ratio} = \frac{\text{total liabilities + accruals and deferred income}}{\text{shareholders' funds and liabilities}} \times 100$$

$$\text{durability of financing structure} = \frac{\text{shareholders' funds + provisions + long term liabilities}}{\text{shareholders' funds and liabilities}} \times 100$$

ANNEX B: CURRENT REPORTS OF THE COMPANY PUBLISHED IN 2002, UP TO THE DATE OF PREPARATION OF THE 2001 ANNUAL REPORT

2.01.2002 – Transactions between related entities,

On 28 December 2001 two agreements were entered into between KGHM Metale S.A. (a subsidiary) and its subsidiary: WFP „Hefra" S.A. with its registered head office in Warsaw. These agreements relate to:

- the purchase by KGHM Metale S.A. of a partial stake in the right to perpetual usufruct of property and of an ownership stake in buildings and structures located on this plot. Transaction value: PLN 10.6 mln,
- the purchase by WFP „Hefra" S.A. of 49 006 shares of LEFANA Sp. z o.o. having a nominal value of PLN 50 each, representing 100% of the share capital of this company. Total sale price: PLN 0.6 mln.

The total value of transactions entered into between KGHM Metale S.A. and WFP "Hefra" S.A. over the last 12 months amounts to PLN 36.6 mln, and comprises the above-mentioned transactions as well as the purchase by KGHM Metale S.A. of bonds issued by WFP "Hefra" S.A.

5.01.2002 – Resignation of Supervisory Board member

On 4 January 2002 the Management Board of the Company was informed in writing of the resignation of the employee-selected Supervisory Board member Wiktor Błądek. The cause for resignation was his acceptance of the position of Managing Director of the Rudna Mining Division in Polkowice.

15.01.2002 – Increase in share capital of Dolnośląska Korporacja Ekologiczna-Oława Spółka z o.o.

On 7 January 2002 an increase in share capital was registered for Dolnośląska Korporacja Ekologiczna-Oława Spółka z o.o. (a subsidiary of DSI S.A., which in turn is a subsidiary of the Company). The share capital was increased by PLN 380 thousand. Dolnośląska Spółka Inwestycyjna S.A. surrendered its right of first refusal for the new shares to „SITA POLSKA" Spółka z o.o., which covered the purchase with cash.
The ownership structure following this change in the share capital is as follows:

- Dolnośląska Spółka Inwestycyjna S.A.- 50.33%,
- „SITA POLSKA" Spółka z o.o.- 49.67%.

18.01.2002 – Registration of an increase in share capital of Fabryka Nakryć Stołowych LEFANA Sp. z o.o.

On 31 December 2001 an increase in share capital was registered for Fabryka Nakryć Stołowych LEFANA Sp.z o.o. with its registered head office in Legnica (an indirect subsidiary of the Company).
The share capital of this company was increased by PLN 1 549.7 thousand through the issue of 30 994 shares having a nominal value of PLN 50 each. All of the shares in the increased capital were obtained by WFP „Hefra" S.A. (a subsidiary of KGHM Metale S.A., which in turn is a subsidiary of the Company) and covered the purchase with cash.
Following court registration of this chnage in the share capital, the ownership structure was as follows:

- KGHM Metale S.A. – 61.26%
- Warszawska Fabryka Platerów Hefra S.A. – 38.74%.

However, due to the agreement entered into on 28 December 2001 between KGHM Metale S.A. and Warszawska Fabryka Platerów Hefra S.A. relating to the sale of all shares held by KGHM Metale S.A. in Fabryka Nakryć Stołowych LEFANA Sp. z o.o. to WFP Hefra S.A., WFP Hefra S.A. has become the sole owner of Fabryka Nakryć Stołowych LEFANA Sp. z o.o.

8.02.2002 –Management Board response to concerns about liquidity

The Management Board of KGHM Polska Miedź S.A. in a current report dated 8 February 2002 assured shareholders that the Company is not threatened by a loss in financial liquidity. This statement by the Management Board was related to the appearance in the media of information discussing the threat of loss of liquidity by the Company as regards its level of indebtedness.

21.02.2002 – Supplemental credit agreement for agreement dated 21 December 2000

On 20 February 2002 the Company received a signed and accepted Supplemental Agreement dated 31 January 2002 which introduces changes to the credit agreement of 21 December 2000 providing credit in the amount of USD 200 mln, organised for KGHM Polska Miedź S.A. by the banks ABN Amro Bank N.V. and Citibank N.A.
The changes came into force on 1 February 2002. The fee for altering the credit agreement is USD 300 000.
The credit margin was changed from 0.75% (this level of margin was in force from December 2001) to 1.5%.
In addition, the credit agreement of 21 December 2000 is also altered by the addition of new paragraphs having the following wording:

- if the Company disposes of any of the shares held by it in Polkomtel S.A., it shall apply forthwith an amount equal to the Proceeds arising from any such disposal towards prepayment of all outstanding Loans pro rata,
- the Company shall withhold from any dividend payments, nor make any other payments (either in cash or non-cash form) on behalf of its shareholders, with respect to the year 2001.

21.02.2002 –Transactions between related entities: KGHM Metale S.A. i WFP "Hefra" S.A.

The Management Board of KGHM Polska Miedź S.A. announces that on 20 February 2002 a transaction was entered into between KGHM Metale S.A. (a subsidiary) and WFP "Hefra" S.A. with its registered head office in Warsaw (a subsidiary of KGHM Metale S.A.) for the redemption of bearer bonds issued by WFP "Hefra" S.A. on 20 November 2001 and purchased by KGHM Metale S.A..
Nominal value of the bonds is PLN 2 500 thousand. The purchase price of the bonds is PLN 2 405 thousand, bearing an interest rate of WIBOR 3M +1.3%.
In 2002 the redemption of bonds issued by WFP "Hefra" S.A. had a total nominal value of PLN 10 500 thousand, with a purchase price of PLN 10 105 thousand.

The following items were also published:

- Information on the dates of publication of the periodical reports of KGHM Polska Miedź S.A. for the year 2002 (30 January 2002),
- Information on provisions relating to the financial year 2001 (1 February 2002, 6 February 2002, 13 February 2002),
- A forecast of Company financial results for 2002 (8 February 20002), and
- the 4th quarter 2001 report (14 February 2001).

ANNEX C: LIST OF TABLES AND CHARTS

TABLES

CHARTS

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS OF THE COMPANY FOR 2001

Lubin, February 2002

KGHM POLSKA MIEDŹ S.A.
LUBIN,
48 M. SKŁODOWSKIEJ-CURIE ST.

AUDIT REPORT
FOR THE 2001 YEAR

TABLE OF CONTENTS

REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS OF KGHM POLSKA MIEDŹ S.A. FOR THE 2001 FINANCIAL YEAR

1. GENERAL INFORMATION

Basic information about the activity of the Company

The Company operates under the name KGHM Polska Miedź Spółka Akcyjna. The Company is located in Lubin.

The Company was established by a notary deed of 9 September 1991 prepared at the Public Notary's Office No. 18 in Warsaw (Repertory No. 8648/91) which confirmed the transformation of a state company into a stock company. The Company was registered in the Wrocław Fabryczna Regional Court, Section IX of the National Court Register under No. KRS 23302.

The Company operates based on the Statue– the Commercial Companies Code.

The main scope of the Company's activity includes:
- mining and refining of copper ore;
- reclamation of metals included in copper ore;
- copper metallurgy and processing;
- production of copper, silver and other metal products;
- foundry of light and non-ferrous metals.
- production and distribution of electricity,
- production of gas and distribution of gas fuel,
- production and distribution of steam and hot water.

As of 31 December 2001 KGHM Polska Miedź S.A. consisted of the following branches:
- Mining Plant "Lubin" in Lubin;
- Mining Plant "Rudna" in Polkowice;
- Mining Plant "Polkowice – Sieroszowice" in Polkowice;
- Copper-works "Głogów" in Głogów;
- Copper-works "Legnica" in Legnica;
- Copper-works "Cedynia" in Orsk;
- Hydro-technical Plant in Rudna;
- Mine and Copper-works Rescue Group in Lubin;
- Copper Ore Flotation Plant in Polkowice;
- Data Processing Center in Polkowice
- Management Board Office in Lubin.

The average employment in the Company was 18,528 persons.

As of 31 December 2001 the Company's share capital equalled PLN 2,000,000,000.00 and was divided into 200,000,000 ordinary bearer shares with a nominal value of PLN 10.00 each.

As of 31 December 2001 the shareholders holding over 5% of the Company's share capital and entitled to more than 5% of votes at the General Shareholders' Meeting:

- the State Treasury 44.28% of the share capital;
- Bankers Trust Company – deposit bank in the program of depository receipts 15.46% of the share capital,
- PKO Polish Bank S.A. 5,38% of the share capital

On 5 June 1997 the Securities Commission admitted 200,000,000 ordinary bearer shares, series A, with a nominal value of PLN 10.00 to public trading.
Based on a resolution of 11 June 1997, the Warsaw Stock Exchange admitted 170,000,000 shares to quotation on the primary market. On 10 July 1997 the Company's shares were listed for the first time.
Based on a resolution no 328/99 of 25 June 1999, the Warsaw Stock Exchange admitted 29,995,760 ordinary bearer shares, series A, with a nominal value of PLN 10.00 to public trading.
Based on a resolution no 279/00 of 28 June 2000, the Warsaw Stock Exchange admitted 4,240 ordinary bearer shares, series A, with a nominal value of PLN 10.00 to public trading.

No changes in the Company's share capital took place during the financial year.

The Company's financial year is the calendar year.

In 2001 Management Board of the Company was represented by:

Marian Krzemiński	- President of the Board – Director General;
Marek Sypek	- V-ce President, Deputy Director General responsible for finance;
Mirosław Biliński	- V-ce President, Deputy Director General responsible for production;
Ryszard Jaśkowski	- V-ce President, Deputy Director General responsible for telecommunication;
Ireneusz Reszczyński	- V-ce President, Deputy Director General responsible for sales and marketing.

By the resolution of the Supervisory Board of 15 May 2001 V-ce President Marek Sypek was recalled from the Management Board.
By the resolution of Supervisory Board of 25 July 2001 Marek Fusiński was called for V-ce President, Deputy Director General responsible for finance.

By the resolution of Supervisory Board of 11 December 2001 whole Management Board was dismissed and new Management Board called:

- Stanisław Speczik - President of the Board – Director General
- Stanisław Siewierski - First V-ce President, V-ce President responsible for production;

On 21 December 2001, by the resolution of Supervisory Board, Management Board was complemented by:

- Witold Bugajski -V-ce President responsible for development
- Grzegorz Kubacki -V-ce President responsible for personal matters
- Jarosław, Andrzej Szczepek - V-ce President responsible for finances and trade.

Information about the audited financial statements

The audited financial statements were prepared as of 31 December 2001 and include:

- balance sheet prepared as of 31 December 2001, with total assets and liabilities amounting to PLN 7,556,796 thousand [PLN 7,556,796,411.60],
- profit and loss account for the period from 1 January 2001 to 31 December 2001 disclosing a net loss of PLN 190,023 thousand [PLN 190,023,060.71],
- cash flow statement for the period from 1 January 2001 to 31 December 2001 showing a net cash flow of PLN 19,673 thousand [PLN 19,673,460.19] during the audited period,
- additional information including, in particular:
  - introduction,
  - changes in the balance of shareholders' equity, which as of 1 January 2001 amounted to PLN 4,066,757 thousand [PLN 4,066,757,519.68] and as of 31 December 2001 amounted to PLN 3,696,075 thousand [PLN 3,696,075,341.57],
  - explanatory notes.

The financial statements are supplemented with the Management Report on the activity of the Company (Management Comments) in the 2001 financial year.

Other information

In 2000 the operations of the Company resulted in a net profit of PLN 617,967 thousand. A certified auditor audited the financial statements of the Company for the 2000 financial year. The General Shareholders' Meeting approving the financial statements for the 2000 financial year was held on 26 June 2001. The General Shareholders' Meeting decided to distribute the 2000 net profit for the following purposes:
- dividend for shareholder 200,000 thousands PLN
- reserves 417,967 thousands PLN

Additionally The General Shareholders Meeting decided to transfer the uncovered profit from previous year of 6,203 thousands PLN to reserves.

In accordance with the law, the financial statements for 2000 were submitted to the registry court on 3 July 2001 and published in Monitor Polski-B No. 621 of 15 October 2001.

The 2000 closing balances were properly introduced into the accounting records as the 2001 opening balances.

2. THE ANALYSIS OF THE FINANCIAL RESULT AS WELL AS THE ECONOMIC AND FINANCIAL POSITION OF THE COMPANY

The main items from the profit and loss account, as well as the financial ratios describing the financial results of the Company, its economic and financial position, compared with the previous years, are presented below.

The financial statements were prepared using the historical cost method and therefore they do not reflect the inflationary character of the Polish economy. The general price increase ratio from 1 January 2001 to 31 December 2001 equalled 5.5%.

Main items from the profit and loss account (in PLN thousand)	1999	2000	2001
Sales income	4,113,296	4,982,763	4,217,672
Costs of products, goods and materials sold	3,290,573	3,578,916	3,553,675
Financial income	207,086	716,290	971,907
Financial expenses	410,709	749,172	1,006,633
Extraordinary gains (losses)	(128)	(308)	49
Net profit (loss)	(169,899)	617,967	(190,023)

Net income from the sales of products and goods adjusted by the consumer goods price increase ratio *

Year	Income from the sales of goods and products	Adjusted sales income
1999	4,113,296	4,777,820
2000	4,982,763	5,256,815
2001	4,217,672	4,217,672

Profitability ratios	1999	2000	2001
• gross profit margin	20.00%	28.17%	15.74%
• net profit margin	-4.13%	12.40%	-4.51%
• net return on equity	-4.90%	15.20%	-5.14%

* Source: 2000/1999 – 10.1% (Information of the Main Statistical Office - GUS)
2001/2000 – 5.5% (Information of the Main Statistical Office - GUS)

Effectiveness ratios

• fixed assets turnover ratio	0.84	0.87	0.56
• turnover of receivables in days	17	19	22
• turnover of liabilities in days	18	21	21
• turnover of inventory in days	74	82	90

Liquidity/net working capital

• indebtedness ratio	0.10	0.11	0.35
• capital to fixed assets ratio	0.71	0.71	0.49
• net working capital (in PLN thousand)	778,122.7	773,221	117,594
• quick ratio	2.65	2.27	1.05
• acid ratio	0.99	0.90	0.68

Based on an analysis of the above values and ratios, the following 2001 trends were identified:

- decrease in gross and net profit margin and net return on equity compared to 2000 year,
- increase in debtors days and inventory turnover,
- growth in indebtedness ratio, drop in net working capital, quick and acid ratio due to new short term bank loans.

3. EVALUATION OF THE ACCOUNTING AND INTERNAL CONTROL SYSTEM

The accounting system

The Company maintains its accounting records based on the Company's Accounting Principles and the Company's Chart of Accounts approved by a resolution of the Management Board of KGHM Polska Miedź S.A. no. 120/IV/00 of 10 August 2000, which came into force on 1 January 2000, designed in accordance with the Accounting Act of 29 September 1994. The Company's Chart of Accounts describes, among others, the list of general ledger accounts, the rules for keeping the sub-ledger accounts and their relationship with the general ledger accounts, rules for recording business transactions on the general ledger accounts, as well as the rules for the valuation of assets and liabilities and determination of the financial result.

In 2000 all branches of the Company implemented new integrated, computerised accounting system, SAP R/3. The system is password protected against unauthorised use. The access level to systems is determined individually for particular employees, depending on their authorisation level. The Company's accounting documentation includes list of files constituting the accounting records, stored on optical data carriers and the documentation of the computerised data processing system.
The documentation of the data processing system includes, among others, the list of the programmes used. The Company presented a statement of Board of Directors accepting the software for use.

The documentation of the data processing systems complies with the requirement of Art 10 of the Accounting Act.
The accounting records maintained in the system comply with Art 14, item 4 of the Accounting Act.

The documentation of the business transactions, the accounting records and the relations between the accounting entries and journals and the financial statements comply with the requirements determined by section 2 of the Accounting Act.

The accounting records of the Company are stored in compliance with section 8 of the Accounting Act.

Internal control

The Management Board of the Company is responsible for the establishment of and maintenance of an internal control system. In order to fulfil this obligation, the Board must evaluate the potential costs and benefits of the establishment and implementation of specific internal control methods and procedures.

During the planning stage of the audit of the financial statements of KGHM Polska Miedź S.A. for the year ended 31 December 2001 we considered the Company's internal control

system in order to determine our audit procedures. However, the objective of the audit was not to evaluate the effectiveness of the internal control system.

The Management Board of KGHM Polska Miedź S.A. established a functional control system.

During our audit we did not detect anything which could suggest that the internal control system does not ensure the completeness and correct presentation, documenting and control of:

a) the receipt and issuance of materials, goods, products and services, as well as corresponding invoices,
b) the receipt and issuance of cash, including cheques, bills of exchange, securities;
c) the calculation and payment of wages and salaries.

4. DETAILED INFORMATION

The audit of the financial statements was performed based on a contract of 31 July 2000 concluded between KGHM Polska Miedź S.A. and Deloitte & Touche Audit Services Sp. z o.o., registered under the number 73 on the list of entities authorised to provide audit services, drawn up by the National Chamber of Certified Auditors.
The Supervisory Board of KGHM Polska Miedź S.A. appointed Deloitte & Touche Audit Services Sp. z o.o. to act as the certified auditor of the Company's financial statements, based on the resolution No. 25/IV/00 of 17 May 2000.

During the audit, all the necessary documents and data, as well as detailed information and explanations were provided as confirmed in a written representation by the Management Board of the Company as of 26 February 2002 in which the Company confirmed the completeness of all contingent liabilities and provided information about significant post-balance sheet events up to the date of the representation.

Comments concerning the correctness and fairness of particular balance sheet and profit and loss account items

BALANCE SHEET

Below are presented the main groups of items of the audited balance sheet:

Intangible assets	14,156
Tangible assets	2,880,723
Financial fixed assets	1,840,260
Long-term receivables	334
Inventory	925,401
Receivables and claims	478,454
Short terms securities	1,209,000
Cash	43,719
Prepayments	164,749
Share capital	2,000,000
Supplementary capital	1,184,267
Revaluation reserve	710,027
Other reserve	(8,196)
Profit brought forward	0
Profit (loss) for the current financial year	(190,023)
Provisions	975,403
Long-term liabilities	119,589
Short-term liabilities	2,538,980
Accruals and deferred income	226,749

PROFIT AND LOSS ACCOUNT

Below are presented the main groups of items from the audited profit and loss account:

Income from the sales of goods and products	4,217,672
Costs of goods and products sold	(3,553,675)
Gross profit on sales	**663,997**
Costs of sales	(70,548)
Overhead costs	(420,063)
Profit on sales	**173,386**
Other operating income	26,711
Other operating expenses	(312,359)
Operating profit (loss)	**(112,262)**
Financial income	971,907
Financial expenses	(1,006,633)
Profit (loss) on business activity	**(146,988)**
Extraordinary gains	1,219
Extraordinary losses	(1,170)
Loss before tax	**(146,939)**
Taxation	(43,084)
Net loss	**(190,023)**

The items having an influence on the financial result were completely and correctly presented in all respects material to the financial statements as a whole. The analysis of operating income and expenses, financial income and expenses and extraordinary gains and losses was presented in the explanatory notes (additional information) to the financial statements.

Physical count

The count of intangible and tangible assets, investments under construction and inventory was performed in particular branches in accordance with count schedules determined by branch directors.

The dates and frequency of the count resulting from section 3 of the Accounting Act of 29 September 1994 were complied with.
The physical count was correctly settled and its results were included in the accounting records for the audited period.

The count of financial fixed assets was performed through confirmations and the verification of related documentation.

Confirmation requests concerning the balances of receivables and liabilities were sent to all customers according to the statutory dates.

Cash in hand balances were confirmed through a cash count as of 31 December 2001. Bank confirmations sent to the auditor comply with accounting records and the balance sheet amounts as of 31 December 2001.

Balances of other assets and liabilities were verified through a reconciliation to appropriate documentation.

Valuation

Valuation methods used by the Company were described in the additional information to the financial statements. They comply with the requirements set forth by the Accounting Act of 29 September 1994.

Individual assets (except for long-term receivables) and tangible assets were valued based on costs of their purchase (manufacturing) prices (costs). Other assets and liabilities were valued at their nominal value or at the value to be paid in accordance with the prudence principle.

Tangible fixed assets recorded in the Company's accounting records as of 1 January 1995 were subject to obligatory revaluation using indices announced by the President of the Main statistical office, based on the price level from September 1994. Differences resulting from the valuation were recorded in equity as the revaluation reserve.
Provisions and accruals disclosed in the financial statements were disclosed on the basis of fair valuation or expected amounts.

During the determination of the financial result the Company took into account revenues and expenses related to these revenues on an accruals basis.

Presentation

The Company correctly presented individual assets and liabilities, as well as revenues and expenses in the financial statements. The balance sheet and the profit and loss account together with explanatory notes, which are an integral part, include all items required to be disclosed in the financial statements by the Accounting Act of 29 September 1994, the ordinance of the Council of Ministers of 16 October 2001 on current and periodic information presented by companies issuing securities, as well as the Ordinance of the Council of Ministers of 16 October 2001 on specific conditions imposed on the prospectus, the short version of the prospectus.

Information about selected items from the financial statements

Analysis of inventory

The analysis of inventory is properly presented in the explanatory note in the additional information of the annual financial statements.

Analysis of receivables

The ageing analysis of receivables is correctly presented in the explanatory note in the additional information. There were no major receivables under conciliatory proceedings. The audited sample did not include overdue or cancelled receivables.

Analysis of payables

The ageing analyses of payables and the structure of payables is correctly presented in the explanatory note in the additional information. The audited sample did not include overdue or cancelled payables.

Prepayments and accruals, and deferred income

The analysis of these items is correctly presented in the explanatory note in the additional information. Expenses and revenues settled over time were correctly classified taking into consideration the audited financial year. Items are complete and correct in all material respects when related to the financial statements as a whole.

Cash flow statement

The cash flow statement discloses:
- net cash inflow from operating activity of PLN 344,620 thousand,
- net cash outflow from investment activity of PLN 2,039,569 thousand,
- net cash inflow from financial activity of PLN 1,714,622 thousand,

and is correctly related to the balance sheet, profit and loss account and the accounting records.

Additional information

The Company prepared the additional information consisting of explanatory notes to individual balance sheet, profit and loss account items and cash flow statement.

Explanatory notes describing tangible assets, intangible assets, financial fixed assets, equity, share capital, supplementary capital, the revaluation reserve and provisions correctly present increases and decreases, as well as their basis during the financial year. Limitations imposed on individual assets disclosed in the balance sheet arising from pledges and other security granted to credits were described.

The additional information contains a correct and complete description of the items in the financial statements and the accounting principles applied by the Company and contains all the information required to be disclosed in Appendix 7 of the Accounting Act as well as the Ordinance of the Council of Ministers of 16 October 2001 on current and periodic information presented by companies issuing securities, as well as the Ordinance of the Council of Ministers of 16 October 2001 on specific conditions imposed on the prospectus and the short version of the prospectus.
The information regarding derivative financial instruments transactions disclosed by the Company in note 1 of the additional explanatory information does not give full disclosure as required by the laws of the Ordinance of the Council of Ministers of 16 October 2001 on detailed requirements for the prospectus. In particular, exercise price of some of the financial instruments has not been disclosed. Reason for the lack of this disclosure has been described by the Company in the explanatory note to the annual financial statements relating to financial instruments.

Management Report on the Company's Activities (Management Comments)

The financial statements are supplemented with the Management Report on the activities of the Company (Management Comments) in the 2001 financial year. The Management Report contains all the information required by Art. 49 of the Accounting Act as well as the Ordinance of the Council of Ministers of 16 October 2001 on current and periodic information presented by companies issuing securities. We have audited the Management Report with regards to the scope of the information disclosed and its compliance with the financial statements.

Justification of audit opinion

We issued unqualified opinion for the financial statement as of 31 December 2001. However we underlined the fact that in additional explanatory note No. 18 the Company describes financial situation in their subsidiary Telefonia Lokalna S.A. Due to the short period of Telefonia Lokalna S.A. activities as telecommunication operator, uncertainties connected with possible results of changes in regulations on telecom market and effects of eventual success of consolidation plans of independent wireline telecommunication operators, the Company valued its shares in Telefonia Lokalna S.A. in financial statements as of 31st December 2001 at cost of PLN 875.734 thousands, without any potential adjustment resulting from their impairment.

Compliance with legal regulations

Management Representation

The certified auditor received a representation letter from the Management Board of the Company in which the Board states that the Company complied with laws in force.

Certified Auditor's Representation

Deloitte & Touche Audit Services Sp. z o.o. and the certified auditor, who placed their signatures below, confirm that they are on the list of persons entitled to carry out audits and that they are qualified to express an independent opinion on the financial statements of KGHM Polska Miedź S.A.

The audit was carried out in accordance with laws in force and existing professional standards.

Certified auditor:

Lidia Pstrocka - Piorun
No. 9698/7252

persons representing entity:

Zuzanna Kłys
Member of the Board

Alina Domosławska
Member of the Board

Deloitte & Touche Audit Services Sp. z o.o.
ul. Fredry 6, 00-097 Warszawa

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 26 February 2002